    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1999.
                                                     REGISTRATION NO. 333-

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                            HOMESERVICES.COM INC.
            (Exact Name of Registrant as Specified in Its Charter)

              DELAWARE                             6531                     APPLIED FOR
 (State or Other Jurisdiction of       (Primary Standard Industrial       (I.R.S. Employer
 Incorporation or Organization)         Classification Code Number)     Identification No.)

                            HOMESERVICES.COM INC.
                     6800 FRANCE AVENUE SOUTH, SUITE 600
                            EDINA, MINNESOTA 55435
                                (612) 928-5900
        (Address, Including Zip Code, and Telephone Number, Including
           Area Code, of Registrant's Principal Executive Offices)

                           STEVEN A. MCARTHUR, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            HOMESERVICES.COM INC.
                     6800 FRANCE AVENUE SOUTH, SUITE 600
                            EDINA, MINNESOTA 55435
                                (612) 928-5900
   (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

                                  Copies to:

            STACY J. KANTER, ESQ.               CLAUDE S. SERFILIPPI, ESQ.
   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       CHADBOURNE & PARKE LLP
               919 THIRD AVENUE                    30 ROCKEFELLER CENTER
           NEW YORK, NEW YORK 10022              NEW YORK, NEW YORK 10112
                (212) 735-3000                        (212) 408-5100
             (212) 735-2000 (FAX)                  (212) 541-5369 (FAX)

   Approximate date of commencement of proposed sale to the public: soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                          CALCULATION OF FILING FEE
-----------------------------------------------------------------------------

        TITLE OF EACH CLASS              PROPOSED MAXIMUM         AMOUNT OF
   OF SECURITIES TO BE REGISTERED       OFFERING PRICE (1)    REGISTRATION FEE
Common Stock, par value $.01 per
 share  ............................        $69,000,000            $19,182


-----------------------------------------------------------------------------
(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. HOMESERVICES MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THESE SECURITIES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR OTHER JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION DATED JULY 16, 1999

     SHARES

[LOGO FOR HOMESERVICES.COM INC.]

COMMON STOCK
$   PER SHARE

-----------------------------------------------------------------------------

o  HomeServices.Com Inc. is offering     shares and the selling stockholder
   is offering     shares.
o  HomeServices anticipates that the initial public offering price will be
   between $   and $   per share.
o This is HomeServices' initial public offering and no public market currently exists for its shares.
o HomeServices will apply to list the common stock on The Nasdaq Stock Market's National Market under the proposed trading symbol "HOME."

   THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                                       PER SHARE        TOTAL
                                     ------------- --------------
Public offering price...............       $              $
Underwriting discount...............       $              $
Proceeds to HomeServices............       $              $
Proceeds to selling stockholder ....       $              $

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

The underwriters have a 30-day option to purchase up to     additional shares
of common stock to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

U.S. BANCORP PIPER JAFFRAY                          CREDIT SUISSE FIRST BOSTON

                   THE DATE OF THIS PROSPECTUS IS   , 1999.

   The following map illustrates the states in which the principal subsidiaries of HomeServices.Com Inc. operate.

                   [MAP OF HOMESERVICES' 136 OFFICE LOCATIONS]

   HomeServices.Com Inc., a subsidiary of MidAmerican Energy Holdings Company, is the second largest residential real estate brokerage firm in the United States based on closed transaction sides on a pro forma basis. HomeServices closed more than 79,000 transaction sides, representing an aggregate of approximately $11.1 billion in closed transaction value, on a pro forma basis in 1998. HomeServices also offers integrated real estate services, including mortgage and title insurance services, and is developing various related E-commerce services. HomeServices' combined real estate operations serve customers in ten states. HomeServices currently employs approximately 1,360 individuals and has more than 4,900 sales associates. As used in this prospectus, unless the context otherwise requires, references to "HomeServices" mean HomeServices.Com Inc. and its subsidiaries and predecessor.

                              TABLE OF CONTENTS

                                                            PAGE
                                                          --------
Prospectus Summary ......................................      1
Risk Factors ............................................     11
Special Note Regarding Forward-looking Statements  ......     18
Use of Proceeds .........................................     18
Dividend Policy .........................................     18
Dilution ................................................     19
Capitalization ..........................................     20
Unaudited Pro Forma Condensed Consolidated Financial
 Information ............................................     21
Selected Consolidated Financial Data ....................     26
Management's Discussion and Analysis of Financial
 Condition and Results of Operations ....................     29
Business ................................................     40
Management ..............................................     55
Principal and Selling Stockholders ......................     63
Certain Relationships and Related Transactions  .........     64
Description of Capital Stock ............................     67
Description of Indebtedness .............................     72
Shares Eligible for Future Sale .........................     74
United States Federal Tax Considerations Relating to
 Non-United States Holders ..............................     75
Underwriting.............................................     78
Legal Matters............................................     80
Experts .................................................     80
Additional Information ..................................     80
Index to Financial Statements............................    F-1

   You should rely only on the information contained in this prospectus. HomeServices has not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date. Information contained on HomeServices' and its real estate brokerage subsidiaries' websites is not part of this prospectus.

                              PROSPECTUS SUMMARY

   The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should read the entire prospectus, including the financial data and related notes, before making an investment decision. Unless otherwise indicated, the information contained in this prospectus:

   o  gives effect to a     -for-     split of HomeServices' common stock
      that will occur immediately before the closing of the offering;

   o  assumes that the underwriters' over-allotment option is not exercised;
      and

   o assumes that all pro forma information is unaudited and gives effect to historical acquisitions completed in the third and fourth quarters of 1998 and the third quarter of 1999 and the offering as if they were consummated at the beginning of the earliest period presented.

Statistical information on the residential real estate brokerage industry has been derived from publicly available sources, which HomeServices has not independently verified but believes to be reliable.

                            HOMESERVICES.COM INC.

OVERVIEW

   HomeServices.Com Inc. is the second largest residential real estate brokerage firm in the United States based on closed transaction sides on a pro forma basis. HomeServices also offers integrated real estate services, including mortgage and title insurance services, and is developing various related E-commerce services. HomeServices currently operates primarily under the Edina Realty, Iowa Realty, J.C. Nichols, CBS HOME or Paul Semonin Realtors brand names in the following ten states: Minnesota, Iowa, Kansas, Missouri, Kentucky, Nebraska, Wisconsin, Indiana, North Dakota and South Dakota. On a pro forma basis in 1998, HomeServices was the market leader in the Midwestern residential real estate brokerage industry in terms of closed transaction value. HomeServices occupies the number one or number two market share position in each of its major markets. The real estate brokerage firms that comprise HomeServices manage 136 branch offices, have more than 4,900 sales associates and have operated for an average of approximately 51 years.

   On a pro forma basis for the year ended December 31, 1998, HomeServices closed more than 79,000 transaction sides (with a transaction side being either the buying side or selling side of any closed home purchase), representing an aggregate of approximately $11.1 billion in closed transaction value. Of these 79,000 transactions, HomeServices represented approximately 40,000 buy-side transactions. On a pro forma basis for the year ended December 31, 1998, HomeServices had total revenues of approximately $357.8 million and EBITDA of approximately $29.4 million. Over the four-year period ended December 31, 1998, HomeServices' total revenues on an historical basis increased from approximately $71.1 million to $276.8 million and its EBITDA increased from approximately $5.9 million to approximately $24.1 million.

   In addition to providing traditional residential real estate brokerage services, HomeServices also cross sells to its existing real estate customers preclosing services, such as mortgage origination, closing administrative services and title abstracting. On a pro forma basis for the year ended December 31, 1998, HomeServices generated revenues from these services of approximately $26.6 million. HomeServices also provides referrals for other preclosing and postclosing services provided by third parties, such as home warranty, home inspection, home security, property and casualty insurance, home maintenance and home repair and intends to significantly expand these services in the future, particularly through E-commerce. HomeServices believes that it has established an on-line presence that will enable it to capitalize on its brand awareness and existing customer relationships to expand its developing E-commerce platform. HomeServices believes that its E-commerce platform will enable it to offer new products, services and referrals, including E-loans, and to increase sales of its existing products and services. E-loans are mortgages or home equity loans offered by means of the Internet. HomeServices has established hyperlinks between its own website and leading Internet real estate websites, such as Realtor.com, and the websites of local newspapers in HomeServices' existing markets. In addition, HomeServices has established hyperlinks between its own website and the separate websites maintained by its real estate brokerage subsidiaries and promotes its website in all of its marketing programs.

   HomeServices believes that the strong relationships it develops with its customers afford it a unique opportunity to expand its business by maintaining and strengthening its customer relationships by offering, at no cost to its customers, referrals for additional basic home services initiated at closing and a variety of other products and services used after the closing of a home purchase. HomeServices believes that by offering these additional services to its customers, particularly by means of E-commerce, it can assist its customers through each stage of the average seven-year home ownership life cycle (i.e., buying a home, financing, basic home connection services, home maintenance and repair, refinancing and eventually reselling and purchasing a new home, including relocation) and maintain its customers throughout the home ownership experience. HomeServices believes that the customer knowledge that it gains during the sale and/or purchase process allows it to target its particular services to the home buyer's specific needs. HomeServices receives referral fees from the service providers under contracts entered into with the service providers. In addition, HomeServices believes it will be able to generate banner advertising revenues from its E-commerce operations.

GROWTH STRATEGY

   HomeServices' business objective is to become a seamless one-source provider of a comprehensive menu of products and services for the total home ownership experience. HomeServices believes that this goal will be achieved particularly by means of E-commerce. HomeServices' growth strategy comprises the following elements:

   o Selective acquisitions and consolidations. HomeServices will continue to seek acquisition and consolidation opportunities in the highly fragmented United States residential real estate brokerage industry. HomeServices has demonstrated its ability to successfully close and integrate real estate brokerage acquisitions in the past. HomeServices intends to enter new markets by acquiring high-quality, leading real estate brokerage firms where it has the opportunity to create a leading market share position with strong local brand name recognition. It also intends to exploit opportunities through such brokerage firms to increase revenues by cross selling its products and services.

   o Expanding its presence in its existing markets. HomeServices is the market leader in the Midwestern residential real estate brokerage industry in terms of pro forma 1998 year-end closed transaction value, occupying the number one or number two market share position in each of its major markets. HomeServices believes that each of its real estate brokerage firms has achieved brand recognition and a reputation among consumers for quality and consistency. HomeServices also believes that it is well positioned to expand the coverage of its existing markets under the same brand names, primarily through opening additional offices, hiring additional sales associates and the incremental acquisition of operations adjacent to HomeServices' existing service areas.

   o Cross selling real estate related products and services. HomeServices believes that the information it gathers about consumers through the home purchasing transaction advantageously positions it to cross sell its existing products and services (such as mortgages and title insurance) and to generate referrals for new products and services provided by third parties (including home maintenance and repair) to its existing realty customer base.

   o Offering referrals for various home care and other products and services, particularly by means of E-commerce. HomeServices currently offers to its existing realty customers referrals for certain home care products and services and plans to significantly expand its referral services to include various additional home care products and services so that it will be able to serve the needs of homeowners throughout the complete home ownership cycle. HomeServices provides these services to its customers at no cost while generating referral fees from third-party providers of such products and services. In addition, HomeServices believes that it will be able to generate banner advertising revenues from its E-commerce operations. Services to be offered to new and existing customers, particularly through HomeServices' developing E-commerce platform, are expected to include:

       -- Concierge Services (which are referrals for basic services initiated at closing, such as connections for local and long-distance telephone service, Internet service, cable televison, newspaper delivery, home security, home warranty, property and casualty insurance, electricity and natural gas, waste disposal and moving) for its existing realty customer base;

       -- Home Dividends (which are referrals for products and services related to home maintenance and repair throughout the home ownership life cycle, such as roofing, siding, decking, remodeling, windows, home equity loans and appliances and related warranties and insurance) for its existing realty customer base;

       -- Broad-based E-commerce services (such as E-loans and referrals for other products and services offered as a part of HomeServices' Concierge Services and Home Dividends) marketed beyond its existing realty customer base to Internet customers generally; and

       -- Nonrealty related services (such as referrals for entertainment, leisure and recreational activities, and consumer products and services of a more general nature) for its existing realty customer base and for Internet customers generally.

   While HomeServices currently provides some of these products and services through traditional means, such as referrals for certain Concierge Services (e.g., home warranty, home inspection and home security), it believes that its developing E-commerce platform will enable it to significantly grow this aspect of its business.

COMPETITIVE STRENGTHS

   HomeServices believes that the following competitive strengths differentiate it from its residential real estate brokerage competitors:

   o Long-established presence in its markets with well-recognized brand names and leading market shares. The real estate brokerage firms that comprise HomeServices have an average operating history of approximately 51 years. These companies command the number one or number two position in each of HomeServices' major markets and enjoy strong brand-name recognition, attributes from which HomeServices expects to benefit as it expands its service offerings.

   o Comprehensive range of services. HomeServices' current product offerings position it as one of the few full-service providers in the residential real estate industry. HomeServices' ability to offer brokerage, preclosing and postclosing products and services in a "one-stop shopping" experience preferred by customers differentiates it from most of its competitors and enables it to generate incremental revenues by cross selling services to its existing realty customer base.

   o Larger scale of operation than the competition. As one of the leading companies in the industry, HomeServices enjoys certain economies of scale and is able to spread costs and investments, such as marketing and technology, over a larger revenue base. In addition, HomeServices' size permits it to offer and cross sell efficiently a broader array of services than smaller firms and enables it to take advantage of acquisition and consolidation opportunities.

   o Experienced management. The five chief executive officers of HomeServices and its real estate brokerage subsidiaries have an average of 27 years of experience in the real estate industry, including leadership positions in national realty organizations. This senior management team combines a deep knowledge of HomeServices' local markets with an understanding of industry trends and a proven ability to identify, effect and integrate acquisitions.

   o Efficient sales associates. HomeServices is dedicated to the recruitment, training and retention of both new and experienced sales associates. HomeServices provides extensive programs aimed at improving sales associates' marketing skills and increasing their knowledge and awareness of the issues and laws affecting the real estate industry. While industry results vary widely, the productivity of HomeServices' sales associates has increased by 7.1% on a pro forma basis to an average of 16.5 transaction sides per sales associate in 1998 from 15.4 transaction sides per sales associate in 1996. Based on information provided by Real Trends, an industry publication, HomeServices estimates that the average transaction sides per sales associate was
      13.2 in 1998 for the top 500 (excluding HomeServices) residential real estate brokerage firms (based on closed transaction sides). HomeServices believes the productivity level of its sales associates is among the highest in the industry.

INDUSTRY

   HomeServices believes that the residential real estate industry has undergone a period of continued growth which, combined with certain characteristics and trends (the most important of which are discussed below) creates an opportunity for HomeServices to leverage its strengths to its competitive advantage.

   o Fragmentation. The residential real estate brokerage industry remains primarily a local and highly fragmented industry. According to Real Trends, in 1998, the companies comprising HomeServices and the other top four residential brokers accounted for only 6.0% of the total national market based on closed transaction sides while the top 480 firms accounted for only 20.0%. HomeServices believes this fragmentation presents it with numerous acquisition opportunities.

   o Emergence of the Internet. In the real estate and mortgage business, the Internet is fast becoming a major marketing tool. According to industry analysts, mortgage originations over the Internet are expected to grow from $4.0 billion in 1998 to nearly $100.0 billion by 2003 as customers recognize the convenience and benefits of shopping for and refinancing their mortgages and home equity loans on-line. HomeServices believes that in addition to marketing its traditional residential brokerage, mortgage and title services on-line, the Internet provides it with significant opportunities to offer its Concierge Services and Home Dividends services. As part of its strategy, HomeServices will seek to attract Internet customers outside of its existing realty customer base by providing a broad array of E-commerce offerings, which may be tailored to the local or regional markets in which it operates or provided on a more expansive basis.

   o Size and Recent Growth of Market. Based on information reported by the National Association of Realtors and the United States Census Bureau, the 1998 domestic residential real estate market for existing and new home sales consisted of more than 11.7 million transaction sides, representing more than $950.0 billion in closed transaction value. In recent years, the overall domestic residential real estate market has demonstrated continued growth in home sales and rising home prices. According to the National Association of Realtors, sales of existing single-family homes in the Midwest reached 1.2 million in 1998, which represents an average annual growth rate of 5.6% since 1990. In addition, the sales growth has accelerated in recent years, as evidenced by average annual growth of 6.9% since 1995. In 1998, the Midwest regional median price for existing single-family homes was $114,300, which represents an annual increase of 6.8% from 1997 and 5.4% since 1990. Rising home prices, however, have apparently not impaired home affordability, with the National Association of Realtors' Housing Affordability Index remaining relatively stable since 1994.

BACKGROUND

   HomeServices is a real estate brokerage holding company which is currently 95.0% owned by MidAmerican Energy Holdings Company, a large Midwestern utility holding company (MEC:NYSE). In May 1998, HomeServices acquired Iowa Realty Co. Inc. and Edina Realty Home Services of Minnesota, both formerly part of AmerUs Home Services Inc. HomeServices expanded its real estate brokerage business with the purchases in August 1998 of two real estate brokerage firms in Omaha, Nebraska, HOME Real Estate Holdings Inc. and CBS Real Estate Company, which were merged to form CBS HOME. In September 1998, HomeServices acquired J.C. Nichols Residential, Inc. in Kansas City, Missouri.

   In July 1999, HomeServices acquired Paul Semonin Realtors, a Louisville, Kentucky real estate brokerage firm with 11 offices and a leading market share in Louisville, and also operates in Lexington, Kentucky and southern Indiana.

   After giving pro forma effect to these acquisitions, HomeServices is the second largest residential real estate brokerage firm in the United States and continues to be the market leader in the Midwestern residential real estate brokerage industry, each in terms of closed transaction sides.

RELATIONSHIP WITH MIDAMERICAN ENERGY HOLDINGS COMPANY

   MidAmerican Energy Holdings Company, headquartered in Des Moines, Iowa, has approximately 9,700 employees and is the largest publicly traded company in Iowa. Through its retail utility subsidiaries, MidAmerican Energy Company in the United States and Northern Electric in the United Kingdom, MidAmerican Holdings provides electric service to 2.2 million customers and natural gas service to 1.2 million customers worldwide.

   MidAmerican Holdings currently owns 95.0% of the common stock of HomeServices. After giving effect to the offering, MidAmerican Holdings will
beneficially own    % of HomeServices' common stock (    % if the
underwriters' over-allotment option is exercised in full). As a result, MidAmerican Holdings will continue to have the power to elect the entire board of directors and approve matters submitted to a vote of stockholders.

   MidAmerican Holdings provides management assistance to HomeServices, including financial, accounting, legal and human resources services, and will continue to do so following the offering. MidAmerican Holdings provides these services on an arm's-length basis. The costs for these services are charged directly to HomeServices. In connection with the offering, HomeServices and MidAmerican Holdings will enter into various intercompany agreements that are described under "Certain Relationships and Related Transactions--Relationship with MidAmerican Holdings."

                                  * * * * *

   HomeServices was incorporated in Delaware in July 1999. It is a newly formed subsidiary of MidAmerican Holdings organized to effect the offering. HomeServices' principal executive offices are located at 6800 France Avenue South, Suite 600, Edina, Minnesota 55435 and its telephone number is (612) 928-5900. HomeServices maintains a website that is hyperlinked to the separate websites maintained by its real estate brokerage subsidiaries. The information contained in these websites is not part of this prospectus.

                                 THE OFFERING

Common stock offered by:

  HomeServices ................      shares

  MidAmerican Holdings ........      shares

    Total .....................      shares

Common stock to be outstanding
  after the offering ..........      shares

Use of proceeds ...............  HomeServices intends to use the net proceeds of the offering for general corporate
                                 purposes, which are expected to include
                                 acquisitions and the continued development of its E-commerce operations. HomeServices will not receive any of the proceeds from the sale of shares by MidAmerican Holdings.

Proposed Nasdaq National Market
trading symbol ................  HOME

                       SUMMARY FINANCIAL AND OTHER DATA

   The following tables present summary historical and pro forma financial and other data for HomeServices. For additional information, you should refer to "Selected Consolidated Financial Data," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. The pro forma data is provided for informational purposes only and is not necessarily indicative of the financial position or the results of operations of HomeServices had the events described below occurred on the dates specified. In addition, the pro forma data is not indicative of HomeServices' future financial condition or results of operations.

HISTORICAL DATA

                                                                PREDECESSOR* AND HOMESERVICES
                                    -------------------------------------------------------------------------------------
                                                                                                     THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                           MARCH 31,
                                    ------------------------------------------------------------- -----------------------
                                        1994       1995       1996(A)     1997(A)     1998(A)(B)     1998        1999
                                    ----------  ---------- -----------  ----------- ------------  ---------- -----------
                                                       (DOLLARS AND SHARES IN THOUSANDS, EXCEPT AMOUNTS PER SHARE)
STATEMENT OF INCOME DATA:
Commission revenue .................  $50,967     $58,409    $179,378     $191,083    $ 244,540     $39,387     $56,566
Title fees .........................       --          --      14,821       16,203       21,729       4,134       4,269
Other (c) ..........................   15,050      12,672      22,092        7,410       10,559       2,044       3,850
 Total revenues ....................   66,017      71,081     216,291      214,696      276,828      45,565      64,685
Commission expense .................   30,792      35,433     115,331      125,148      162,332      26,223      39,107
Acquisition related costs ..........       --          --          --           --       18,271          --          --
Depreciation and amortization ......    1,762       2,123       5,103        5,619        6,470       1,413       1,981
All other operating expenses (c) ...   28,769      29,767      85,162       72,808       90,391      18,620      25,141
  Total operating expenses .........   61,323      67,323     205,596      203,575      277,464      46,256      66,229
Operating income (loss) ............    4,694       3,758      10,695       11,121         (636)       (691)     (1,544)
Interest expense ...................      920       1,745       3,632        1,536        2,192         174       1,064
Income (loss) before income taxes ..    4,370       2,816       8,113       10,218       (2,064)       (762)     (2,354)
Minority interest ..................       --          --       1,276          633           --          --          --
Net income (loss) ..................  $ 2,517     $ 1,345    $  3,574     $  4,860    $   (1,481)   $   (487)   $ (1,427)
Earnings (loss) per share:
  Basic  ...........................  $           $          $            $                  (b)    $           $
  Diluted  .........................                                                         (b)
Weighted average shares
 outstanding:
  Basic  ...........................                                                         (b)
  Diluted ..........................                                                         (b)
OTHER DATA:
EBITDA (d) .........................  $ 6,456     $ 5,881    $ 15,798     $ 16,740    $  24,105     $   722     $   437
Net cash provided by (used in)
 operating activities ..............  $    68     $(2,503)   $  2,134     $  5,297    $  17,419     $(1,085)    $ 2,184
Net cash used in investing
 activities ........................  $(4,004)    $(6,502)   $ (8,874)    $ (6,759)   $(100,017)    $  (336)    $(2,223)
Net cash provided by (used in)
 financing activities ..............  $ 3,820     $ 9,571    $ 10,664     $ (1,575)   $  87,872     $ 1,701     $  (177)

------------
* Predecessor refers to Iowa Realty and its consolidated subsidiaries (which, at the time Iowa Realty and Edina Realty were acquired by HomeServices in May 1998, included Edina Realty). Amounts for all periods prior to May 28, 1998, relate to the predecessor, including the portion of 1998 prior to such date. See notes (a) and (b) below.

                                                         PREDECESSOR                        HOMESERVICES
                                           ---------------------------------------- ---------------------------
                                                                                         AS OF         AS OF
                                                      AS OF DECEMBER 31,             DECEMBER 31,    MARCH 31,
                                           ---------------------------------------- -------------- -----------
                                             1994      1995       1996      1997         1998          1999
                                           -------- ---------  --------- ---------  -------------- -----------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ................  $   871   $ 1,437   $ 5,627    $ 2,590     $  3,114      $  2,898
Total assets (c)..........................   52,782    68,341    95,504     62,346      128,520       125,537
Long-term debt, including current
 portion..................................    5,651     6,090    16,397      7,651       61,445        61,268
Stockholders' equity......................   18,396    19,741    33,699     36,791       35,194        33,756

                                                                PREDECESSOR AND HOMESERVICES
                                             ------------------------------------------------------------------
                                                                                             THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                 MARCH 31,
                                             -----------------------------------------------------------------
                                               1994      1995     1996      1997     1998      1998     1999
                                             -------- --------  -------- --------  -------- --------  --------
                                                                   (DOLLARS IN THOUSANDS)
OPERATING DATA:
Sides (e)...................................   15,726   16,233    47,836   48,631    60,158    9,815    13,353
Average home sales price....................  $ 104.7  $ 106.7   $ 120.9  $ 127.1   $ 136.3   $130.1   $ 133.7
Home sales volume (in millions).............  $ 1,671  $ 1,928   $ 5,783  $ 6,183   $ 8,199   $1,277   $ 1,786
Average sales commissions
 as a percentage of home sales price (f)  ..      3.1%     3.0%      3.1%     3.1%      3.0%     3.1%      3.2%
Number of branch offices (at period end)  ..       31       32       103       98       126      103       125
Number of sales associates (at period end)        944      911     3,063    3,298     4,282    3,307     4,287

PRO FORMA DATA

   The following pro forma statements of income and balance sheet data give effect to (1) the offering and the application of the estimated net proceeds to HomeServices and (2) the acquisitions described under "Unaudited Pro Forma Condensed Consolidated Financial Information."

                                                      HOMESERVICES
                                          -------------------------------------
                                             PRO FORMA         PRO FORMA
                                            YEAR ENDED     THREE MONTHS ENDED
                                           DECEMBER 31,        MARCH 31,
                                          -------------- ---------------------
                                               1998          1998       1999
                                          -------------- ----------  ---------
                                          (DOLLARS IN THOUSANDS, EXCEPT AMOUNTS
                                                       PER SHARE)
STATEMENT OF INCOME DATA:
Commission revenue.......................    $320,216      $ 54,556   $63,124
Title fees...............................      22,965         4,270     4,269
Other....................................      14,656         3,327     4,028
 Total revenues..........................     357,837        62,153    71,421
Commission expense.......................     216,335        37,234    43,691
Acquisition related costs................      19,971        19,971        --
Depreciation and amortization............       8,521         2,430     2,195
All other operating expenses.............     112,149        23,411    27,185
 Total operating expenses................     356,976        83,046    73,071
Operating income (loss)..................         861       (20,893)   (1,650)
Interest and other income (expense),
 net.....................................      (3,073)         (973)     (835)
Loss before income taxes.................      (2,309)      (21,866)   (2,485)
Minority interest........................         (97)           --        --
Net loss.................................      (1,477)      (13,020)   (1,506)

                                                            HOMESERVICES
                                                 ----------------------------------
                                                    PRO FORMA        PRO FORMA
                                                   YEAR ENDED   THREE MONTHS ENDED
                                                  DECEMBER 31,       MARCH 31,
                                                 -------------- ------------------
                                                      1998         1998     1999
                                                 -------------- --------  --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                         AMOUNTS PER SHARE)
Earnings per share:
 Basic .........................................
 Diluted .......................................
Weighted average shares outstanding:
 Basic .........................................
 Diluted .......................................
OTHER DATA:
EBITDA (d)......................................     $29,353     $ 1,508   $   545
OPERATING DATA:
Sides (e).......................................      79,598      13,596    15,024
Average sales price per home....................     $ 138.9     $ 129.1   $ 134.4
Home sales volume (in millions).................     $11,053     $ 1,755   $ 2,019
Average sales commissions
 as a percentage of average home sales price
 (f)............................................         2.9%        3.1%      3.1%
Number of branch offices (at period end) .......         137         133       136
Number of sales associates (at period end) .....       4,959       4,675     4,912

                                             AS OF MARCH 31, 1999
                                           -------------------------
                                            HISTORICAL    PRO FORMA
                                           ------------ -----------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ................   $  2,898     $     --
Total assets (b)..........................    125,537      136,845
Long-term debt, including current
 portion..................................     61,268       61,832
Stockholders' equity......................     33,756       42,256

------------
(a) Results of operations for 1994 and 1995 reflect only the results of Iowa Realty. In 1996, Edina Realty became a subsidiary of Iowa Realty through a reorganization effected by their parent company. In July
       1997, Iowa Realty acquired HOME Real Estate Holdings, Inc. Accordingly, the results of operations of the predecessor for 1996, 1997 and 1998 include the results of Iowa Realty and Edina Realty and, from July 1, 1997 to May 7, 1998 (the day prior to the predecessor's sale of HOME Real Estate to a third party), include the results of HOME Real Estate as well.
(b) These amounts are twelve-month totals arrived at by summing the 1998 results of the predecessor and HomeServices as shown in the following table. Amounts for the predecessor include entities as discussed in note
       (a) above. Amounts for HomeServices include results of CBS HOME, J.C. Nichols Residential, Inc. and Nebraska Land Title & Abstract after they were acquired by HomeServices in the third and fourth quarters of 1998. No amounts are reflected below for Paul Semonin Realtors (which was acquired in July 1999).

                                                        PREDECESSOR      HOMESERVICES         COMBINED
                                                      JANUARY 1, 1998    MAY 28, 1998      TWELVE MONTHS
                                                          THROUGH           THROUGH            ENDED
                                                        MAY 27, 1998   DECEMBER 31, 1998 DECEMBER 31, 1998
                                                      --------------- -----------------  -----------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT AMOUNTS PER SHARE)
STATEMENT OF INCOME DATA:
Commission revenue...................................     $74,893          $169,647          $ 244,540
Title fees ..........................................       7,575            14,154             21,729
Other ...............................................       3,769             6,790             10,559
 Total revenues .....................................      86,237           190,591            276,828
Commission expense ..................................      49,107           113,225            162,332
Acquisition related costs ...........................          --            18,271             18,271
Depreciation and amortization .......................       2,293             4,177              6,470
All other operating expenses ........................      31,126            59,265             90,391
 Total operating expenses ...........................      82,526           194,938            277,464
Operating income (loss) .............................       3,711            (4,347)              (636)
Interest expense ....................................         263             1,929              2,192
Income (loss) before income taxes ...................       3,617            (5,681)            (2,064)
Net income (loss)....................................     $ 1,953          $  (3,434)        $   (1,481)
Earnings (loss) per share:
 Basic...............................................     $                $                 $
 Diluted.............................................
Weighted average shares outstanding:
 Basic...............................................
 Diluted.............................................

OTHER DATA:
Net cash provided by operating activities  ..........     $ 4,991          $ 12,428          $  17,419
Net cash used in investing activities ...............        (891)          (99,126)          (100,017)
Net cash provided by (used in) financing activities        (1,940)           89,812             87,872

(c) Prior to 1997, the predecessor was also engaged in real estate development operations in addition to real estate brokerage operations in some of the periods presented. All real estate brokerage and development activities were operated by the same corporate entity using shared management, office space and other related services. At the beginning of 1997, the majority of the assets associated with the development operations was transferred to the parent company. These development operations contributed only $0.4 million to the line item "Other" revenues in 1997. Based on the way the brokerage and development operations were managed, only certain revenues, expenses, assets and liabilities can be specifically identified in the predecessor's statements of income and balance sheets. Revenues from the sale of real estate development projects of $13.9 million, $10.6 million and $14.0 million are included in the line item "Other" revenues for the years ended December 31, 1994, 1995 and 1996, respectively. Cost of real estate sales totaling $11.0 million, $7.4 million and $11.3 million are included in the line item "All other operating expenses" for the years ended December 31, 1994, 1995 and 1996, respectively. Real estate contracts and real estate inventory of $22.5 million, $29.4 million and $23.2 million are included in the line item "Total assets" for the years ended December 31, 1994, 1995 and 1996, respectively. Since 1997, HomeServices has not been engaged in real estate development operations to any significant degree.
(d) EBITDA is defined as operating income (loss) plus depreciation and amortization of goodwill and other intangibles and acquisition related costs. EBITDA is not intended to represent cash flows for the periods presented, nor has it been presented as an alternative to operating income or as an indicator of operating performance. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(e) Each real estate transaction has two sides, the selling side and the buying side. HomeServices may participate as broker on one or both sides of a transaction.
(f) Represents the average sales commission received by HomeServices per side in home sale transactions in which HomeServices participated as broker as a percentage of the average home sales price.

                                 RISK FACTORS

   Set forth below is a description of material risks to investors considering an investment in the common stock. You should consider carefully the following risks and other information in this prospectus before deciding to invest in shares of common stock. HomeServices may also face some nonmaterial risks which are not discussed below. HomeServices' business, results of operations or financial condition could be materially adversely affected if any of the following risks do occur. If HomeServices' business, results of operations or financial condition were materially adversely affected, the trading price of its common stock could decline, and you could lose all or part of your investment.

HOMESERVICES CANNOT ASSURE YOU OF ITS ABILITY TO SUCCESSFULLY COMPLETE AND INTEGRATE FUTURE ACQUISITIONS

   HomeServices has pursued an active acquisition strategy to strengthen its position within the Midwestern residential real estate markets by integrating acquisitions into its operations to achieve economies of scale, and it intends to continue to do so as part of its growth strategy. As a result, HomeServices has derived a substantial portion of its revenues and profits from acquired brokerages. The success of HomeServices' future acquisition strategy will continue to depend upon its ability to find suitable acquisition candidates on favorable terms and to finance and complete these transactions despite increasing competition for acquisition candidates. After completing an acquisition, HomeServices encounters risks related to its possible inability to integrate the acquired business into its operations and to retain key employees and sales associates. These risks may adversely affect HomeServices' ability to realize anticipated cost savings and revenue growth from its acquisitions. In addition, HomeServices' growth strategy could be materially adversely affected if it is unable to complete realty company acquisitions in general. By pursuing an active acquisition strategy, HomeServices could also divert management's attention away from focusing on its core business operations. Because HomeServices expects that its future acquisitions will continue to be accounted for under the purchase method, its goodwill amortization could increase significantly and have a material adverse effect on its results of operations. In addition, depending on a number of factors, including the then current market price of HomeServices' common stock, HomeServices may decide to pay for these acquisitions in whole or in part by issuing additional shares of common stock. The issuance of such shares in an acquisition may result in dilution if the agreed upon per share valuation for purposes of the acquisition is less than the fair market value of the issued common stock.

THERE ARE RISKS ASSOCIATED WITH HOMESERVICES' PROPOSED REFERRAL STRATEGY

   HomeServices plans to offer referral services for various additional services, particularly by means of E-commerce, including Concierge Services and Home Dividends. This is a new business for HomeServices and represents a new means of offering traditional home services to homeowners. HomeServices cannot assure you that this new way of offering traditional home services will gain sufficient market acceptance. Furthermore, because many elements of this business will be new to it, HomeServices' management may not have the experience necessary to successfully introduce and operate this new business. The lack of market acceptance of, or HomeServices' inability to generate satisfactory revenues from, this new business could have a material adverse effect on its business and results of operations.

HOMESERVICES' LIMITED OPERATING HISTORY MAKES EVALUATING ITS BUSINESS AND ITS PROSPECTS DIFFICULT

   While HomeServices' predecessors have operated real estate brokerage firms for a significant period, as a combined organization, HomeServices has operated only since May 1998, when HomeServices acquired the assets of Iowa Realty Co. Inc. and Edina Realty Home Services. Including Iowa Realty and Edina Realty, HomeServices has acquired six major residential real estate businesses since May 1998. As a result, HomeServices and its acquired operations have a limited combined operating history upon which you can evaluate HomeServices and its prospects.

HOMESERVICES MAY NOT BE ABLE TO SUSTAIN ITS RAPID GROWTH

   HomeServices has grown significantly in recent years and intends to continue to pursue an aggressive growth strategy by:

   o  completing selected acquisitions and consolidations;

   o  expanding its market presence in its existing markets;

   o  cross selling real estate related products and services; and

   o offering referrals for various home care and other products and services, particularly by means of E-commerce.

   This historical growth and any significant future growth will continue to place demands on HomeServices' resources. HomeServices' future success and profitability will depend, in part, on its ability to enhance its operating, accounting and management information systems and obtain financing for capital expenditures and strategic acquisitions. HomeServices may not be able to successfully manage any significant expansion or obtain adequate financing on favorable terms.

SEASONAL FLUCTUATIONS IN THE RESIDENTIAL REAL ESTATE BROKERAGE BUSINESS COULD ADVERSELY AFFECT HOMESERVICES

   The residential real estate brokerage business is subject to seasonal fluctuations. Historically, HomeServices' revenues have been strongest in the second and third quarters of the calendar year. While HomeServices pays commissions to its sales associates only upon the sale of a home, some of its other expenses, such as rent, personnel and expenses incidental to being a public company, are or will be fixed and cannot be reduced during a seasonal slowdown. As a result, HomeServices may be required to borrow cash in order to fund its operations during seasonal slowdowns or at other times. HomeServices' inability to finance its funding needs during a seasonal slowdown or at other times could have a material adverse effect on its results of operations and financial condition.

CYCLICAL FLUCTUATIONS IN THE RESIDENTIAL REAL ESTATE BROKERAGE BUSINESS COULD
                        ADVERSELY AFFECT HOMESERVICES

   The residential real estate brokerage industry tends to experience cycles of greater and lesser activity and profitability and is typically affected by changes in economic conditions which are beyond HomeServices' control. Any of the following could have a material adverse effect on HomeServices' business by causing a general decline in the number of home sales or sale prices and the demand for Concierge Services or Home Dividends services which, in turn, would adversely affect revenues and profitability:

   o  periods of economic slowdown or recession;

   o  natural disasters such as floods, hurricanes or tornadoes;

   o  rising interest or unemployment rates;

   o  decreasing home ownership rates; and

   o  declining demand for real estate.

   HomeServices' current primary service area is Minnesota, Iowa, Kansas, Missouri, Kentucky, Nebraska, Wisconsin, Indiana, North Dakota and South Dakota. These states have enjoyed strong and relatively stable economies during the 1990's compared to the Northeastern and West Coast markets, which has been important to the stability of HomeServices' business. HomeServices cannot assure you, however, that these states will continue to enjoy strong and relatively stable economies. In addition, because HomeServices intends to expand its operations beyond its existing service area as part of its acquisition strategy, its future results of operations may be affected to a larger extent than its past results of operations by changes in economic conditions in its expansion markets. A downturn in residential real estate markets or economic conditions in HomeServices' current markets or in HomeServices' future markets could have a material adverse effect on it.

HOMESERVICES' SUCCESS DEPENDS IN PART ON THE CONTINUED GROWTH OF INTERNET COMMERCE AND ITS ABILITY TO SUCCESSFULLY IMPLEMENT CHANGING TECHNOLOGIES

   HomeServices' ability to meet its expansion goals through E-commerce depends substantially upon the widespread acceptance and use of the Internet as an effective medium of commerce by consumers. Rapid growth in commercial on-line businesses is a recent phenomenon and demand for recently introduced services and products over the Internet is, accordingly, subject to a high level of uncertainty. The development of the Internet as a viable means of marketing products directly to consumers is subject to a number of factors, including:

   o continued growth in the number of users who purchase services over the Internet;

   o  concerns about transaction security;

   o  continued development of the necessary technological infrastructure;
and

   o  the development of complementary services and products.

Failure of the Internet and on-line businesses to become a viable means of marketing products directly to consumers would adversely affect HomeServices' business and financial condition.

   The development of on-line commerce using the Internet is characterized by rapidly changing technologies, evolving industry standards, frequent new product or service introductions and changing consumer preferences. HomeServices' growth prospects and future success will depend, in part, on its ability to successfully adapt to these rapidly changing technologies and industry standards and to meet the changing demands of its customers. HomeServices cannot assure you that it will be able to implement its strategy in a successful and timely manner.

ON-LINE SECURITY RISKS MAY HARM HOMESERVICES' E-COMMERCE OPERATIONS

   A significant barrier to on-line commerce is the secure transmission of confidential information over public networks. HomeServices will rely on technology from third parties to effectively secure transmission of confidential information, such as that required on a mortgage loan application. A compromise of HomeServices' on-line security could injure its reputation and impact the success of its business.

HOMESERVICES FACES LEGAL UNCERTAINTIES ASSOCIATED WITH THE INTERNET AND E-COMMERCE OPERATIONS

   HomeServices' developing Internet operations are not currently subject to direct regulation by any governmental agency in the United States beyond mortgage-related regulations and regulations applicable to businesses generally.

   A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including:

   o  on-line content;

   o  user privacy;

   o  taxation;

   o  access charges;

   o  liability for third-party activities; and

   o  jurisdiction.

   In addition, the applicability to the Internet of existing laws is uncertain. The adoption of new laws or the application of existing laws may decrease the use of the Internet, which would decrease the demand for HomeServices' E-commerce services, increase its cost of doing business or otherwise have an adverse effect on its business.

   The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made that could impose taxes on the sale of goods and services and certain other Internet activities. Recently, the Internet Tax Information Act was signed into law placing a three-year moratorium on new state and local taxes on Internet commerce. Nonetheless, HomeServices cannot assure you that future laws imposing taxes or other regulations would not substantially impair the growth of its business and its financial condition.

   Certain local telephone carriers claim that the increasing popularity of the Internet has burdened the existing telecommunications infrastructure and that many areas with high Internet use are experiencing interruptions in telephone service. These carriers have petitioned the Federal Communications Commission to impose access fees on Internet service providers. If these access fees are imposed, the cost of communicating on the Internet could increase, which would decrease demand for HomeServices' Internet services and increase its cost of doing business.

THERE ARE RISKS ASSOCIATED WITH CHANGES IN MORTGAGE RESALE MARKETS

   HomeServices' business depends in part on selling to investors the mortgage loans that it originates as a broker. Less than 1% of HomeServices' revenues in 1998 was derived from its mortgage operations. As part of HomeServices' growth strategy, it intends to increase its mortgage origination business, particularly by offering E-loans. Accordingly, any significant change in the secondary mortgage market, including the operations, level of activity or underwriting criteria of Fannie Mae or the Federal Home Loan Mortgage Corporation, could have an adverse effect on HomeServices' business and results of operations.

   Plaza Mortgage, a wholly owned subsidiary of J.C. Nichols, also underwrites mortgage loans originated by it. In 1998, mortgages originated and underwritten by Plaza Mortgage accounted for approximately 15% of HomeServices' total mortgage operations. Plaza Mortgage's underwriting loan commitments are contractual obligations in its own name to mortgage loan applicants. Before underwriting the loan commitment, Plaza Mortgage performs a credit analysis to confirm that the loan would meet the particular guidelines established by several investors with whom Plaza Mortgage has established relationships. Prior to closing with the mortgage applicant, Plaza Mortgage obtains a commitment that an investor will purchase the loan after the closing at an agreed upon price on the condition that the loan meets the investor's particular investment guidelines. The investor's final review is then typically conducted after the closing of the loan with the mortgage loan applicant. As a result, if HomeServices subsequently fails to satisfy the terms of the commitment made with such investor to purchase the loan, then HomeServices would have to find another purchaser for the loan. HomeServices may incur losses on the resale of such loan, particularly in cases where mortgage interest rates for the kind of loan made to the mortgage loan applicant rise after the commitment to the applicant is made.

THERE ARE RISKS ASSOCIATED WITH THE REPRESENTATIONS AND WARRANTIES THAT HOMESERVICES MAKES IN ITS SALE OF MORTGAGES

   In the ordinary course of business, HomeServices makes representations and warranties to the purchasers and insurers of mortgage loans that it originates, including representations and warranties as to compliance with applicable underwriting guidelines. Any loss resulting from a material inaccuracy in these representations and warranties could have an adverse effect on HomeServices. From time to time, HomeServices may be obligated to repurchase loans as a result of such representations and warranties and such repurchases could adversely affect its results of operations or financial condition. Although HomeServices has never been required to repurchase any mortgage loan that it originated, it cannot assure you that it will not be required to do so in the future.

THE LOSS OF KEY EMPLOYEES COULD ADVERSELY AFFECT HOMESERVICES

   HomeServices' ability to continue to expand its business depends to a significant extent on the experience and service of its senior management team and key sales associates. HomeServices' management team is led by Ronald J. Peltier, its President and Chief Executive Officer, and also consists of Dwayne J. Coben, Senior Vice President and Chief Financial Officer; Jack W. Frost, President and Chief Executive Officer of J.C. Nichols; R. Michael Knapp, President and Chief Executive Officer of Iowa Realty; Arne M. Rovick, Vice Chairman and General Counsel of Edina Realty; Joseph J. Valenti, President and Chief Executive Officer of CBS HOME; and George E. Gans, President and Chief Executive Officer of Paul Semonin Realtors. Each of Messrs. Peltier, Frost, Knapp and Valenti has entered into an employment agreement with HomeServices for a remaining term of four years. Mr. Rovick has entered into an employment agreement with HomeServices for a term of four years. Mr. Gans has entered into an employment agreement for a term of 18 months with an option for an additional 18 months upon agreement by both parties. HomeServices does not, however, carry any key man life insurance.

   In addition, HomeServices' business strategy to grow through E-commerce offerings depends highly on its ability to attract and retain employees with highly developed information technology skills. Individuals with information technology skills are in short supply and competition for qualified information technology personnel is intense. The loss of the services of any member of HomeServices' senior management or of a significant number of key sales associates or the failure to attract new information technology personnel could adversely affect its business and growth prospects.

CHANGES IN GOVERNMENT REGULATION COULD ADVERSELY AFFECT HOMESERVICES

   HomeServices' business activities are subject to substantial regulation by governmental authorities. The jurisdictions in which HomeServices does business have established requirements governing the licensing and conduct of real estate brokerage, mortgage and brokerage-related businesses. In addition, the federal Real Estate Settlement Procedures Act and comparable state statutes impose restrictions on how HomeServices may conduct its business. More restrictive laws, regulations or interpretations could be adopted in the future that could make HomeServices' ability to comply with such regulations more difficult or expensive. Furthermore, regulatory authorities have broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, these regulatory authorities could prevent or temporarily suspend HomeServices from carrying on some or all of its activities or otherwise penalize it if its practices were found not to comply with the then current regulatory or licensing requirements or any interpretation of these requirements by the regulatory authority. HomeServices' failure to comply with any of these requirements or interpretations could have a material adverse effect on its operations and financial performance.

THE TERMS OF CERTAIN INDEBTEDNESS RESTRICT HOMESERVICES' BUSINESS ACTIVITIES

   The terms and conditions of HomeServices' revolving credit facility and 7.12% senior notes restrict the ability of HomeServices and its subsidiaries to incur debt, pay dividends and other distributions, create liens, sell assets and make investments. The terms of the revolving credit facility also require HomeServices to maintain specified financial ratios. Similar provisions are also contained in debt agreements of MidAmerican Holdings, HomeServices' parent. Although HomeServices and its subsidiaries are not a party to such debt agreements, the restrictions contained in them apply to HomeServices and its subsidiaries. These restrictive and financial maintenance provisions could limit HomeServices' ability to obtain additional funds for its operations or future acquisitions, which could have a material adverse effect on its operations and acquisition strategy.

HOMESERVICES IS A HOLDING COMPANY AND DEPENDS ON DIVIDENDS AND DISTRIBUTIONS FROM ITS OPERATING SUBSIDIARIES TO FUND ITS OPERATIONS

   HomeServices is a holding company and its only assets are the capital stock of its subsidiaries. As a holding company with no operating assets or independent means of generating operating revenue, HomeServices will depend on dividends and other payments from its subsidiaries to pay its obligations. HomeServices' obligations may include salaries of its executive officers, insurance, professional fees, expenses incidental to being a public company and any debt and associated interest charges that it may incur from time to time. Financial covenants under existing or future debt agreements entered into by HomeServices' subsidiaries or the laws of the states of incorporation of those subsidiaries may limit the ability of its subsidiaries to make sufficient dividend or other payments to permit it to fund its obligations. Creditors of HomeServices' subsidiaries will have a prior claim to the assets of its subsidiaries prior to the holders of its common stock.

YEAR 2000 PROBLEMS COULD DISRUPT HOMESERVICES' BUSINESS

   Many existing computer systems and software products are coded to accept only two-digit entries in the date code field and cannot properly recognize dates in the year 2000 and beyond. Consequently, these systems and software products need to be either upgraded or replaced to function properly on and after January 1, 2000.

   If, due to hardware or software problems, HomeServices' systems were unable to operate due to year 2000 problems, it would face the risks of incurring additional costs to correct its year 2000 problems or losing revenue due to its inability to deliver services to its customers. These costs or losses, if incurred, could have a material adverse effect on HomeServices. HomeServices believes, however, that it is taking the necessary steps to eliminate or reduce these risks where possible and that year 2000 issues will not have a material effect on its financial condition or results of operations. For a description of HomeServices' year 2000 readiness efforts, you should refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

   HomeServices is inquiring of its third-party vendors and service providers, including multiple listing service providers, regarding their year 2000 readiness. HomeServices expects to have this assessment complete and a contingency plan in place by August 1999. HomeServices' major software and hardware vendors and service providers have indicated that their systems currently are or will be year 2000 ready before December 31, 1999. HomeServices cannot assure you, however, that the systems of those companies will be converted in a timely manner or that the third parties will mitigate the effects of non-readiness. Any failure by HomeServices' third-party vendors and service providers to comply in a timely manner could have a material adverse effect on its operations.

HOMESERVICES WILL CONTINUE TO BE CONTROLLED BY MIDAMERICAN HOLDINGS AFTER THE OFFERING

   Before the offering, HomeServices was a 95.0%-owned subsidiary of MidAmerican Holdings. Immediately following the offering, MidAmerican
Holdings will continue to own    % of its common stock (   % if the
underwriters' over-allotment option is exercised in full).

   As a result of its common stock ownership, MidAmerican Holdings will continue to have the power to elect HomeServices' entire board of directors and approve other matters submitted to a vote of HomeServices' stockholders. HomeServices may not engage in any consolidation, merger or other significant corporate transaction, even if beneficial to the interests of its other stockholders, without the approval of MidAmerican Holdings. This concentration of ownership could also delay or impede a change of control, even if a change of control would be beneficial to HomeServices' other stockholders. In addition to a change of control, there may be other instances in which the interests of HomeServices' public stockholders differ from the interests of MidAmerican Holdings, which will have the ability to control corporate policies by electing its directors and officers to serve as directors and officers of HomeServices.

   MidAmerican Holdings could decide to sell a substantial portion of its remaining equity interest in HomeServices to a third-party. A sale involving a change of control of HomeServices may adversely affect the market price of the common stock and could affect HomeServices' business.

PROVISIONS OF HOMESERVICES' CHARTER AND BYLAWS COULD DETER TAKEOVER ATTEMPTS

   Following the offering, provisions of HomeServices' articles of incorporation and bylaws could delay or impede the removal of incumbent directors or discourage a third-party from attempting to acquire control of it, even if doing so would be beneficial to you as a common stockholder.

THE INTERCOMPANY AGREEMENTS WITH MIDAMERICAN HOLDINGS MAY NOT BE THE RESULT OF ARM'S-LENGTH NEGOTIATIONS

   Before the closing of the offering, HomeServices will enter into several intercompany agreements with MidAmerican Holdings, including a registration rights agreement and a services agreement. Currently, HomeServices has an existing credit agreement with MidAmerican Holdings pursuant to which HomeServices had borrowed up to $54.2 million. Although the credit agreement is primarily cost-based and the services agreement will be primarily cost-based with a nominal monthly fee, they may not be the result of arm's-length negotiations because HomeServices is a 95.0%-owned subsidiary of MidAmerican Holdings. HomeServices believes that the terms of all of its intercompany agreements will be no less favorable to it than those that could be negotiated with unaffiliated third parties. However, HomeServices cannot assure you that this will be the case. For a description of these intercompany agreements, see "Certain Relationships and Related Transactions--Relationship with MidAmerican Holdings."

THE ABSENCE OF A TRADING MARKET FOR THE COMMON STOCK COULD MAKE IT DIFFICULT FOR INVESTORS TO RESELL THEIR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE

   Before the offering, there was no trading market for the common stock. Although HomeServices will apply to have the common stock approved for quotation on the Nasdaq National Market, HomeServices does not know whether its application for quotation will be approved or, if it is approved, whether a liquid trading market for the common stock will develop. Investors may not be able to resell their shares at or above the initial public offering price. The initial public offering price for the shares of common stock will be determined through negotiations among HomeServices, MidAmerican Holdings and representatives of the underwriters. The initial public offering price may be higher than the market price of the common stock after the offering.

NEW INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE VALUE OF THEIR INVESTMENT

   The initial public offering price of the common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock. As a result, HomeServices currently expects
that new investors will experience immediate dilution of $     per share in
the net tangible book value per share of the common stock from the initial
public offering price, assuming an initial public offering price of $     per
share, the midpoint of the estimated range of the initial public offering price per share. If HomeServices issues additional shares of common stock in the future, investors may experience further dilution. Any further dilution could adversely affect the price of its common stock.

HOMESERVICES DOES NOT EXPECT TO PAY DIVIDENDS ON ITS COMMON STOCK

   HomeServices does not anticipate paying any cash dividends on its common stock in the foreseeable future. Any payment of future dividends and the amounts thereof will depend upon HomeServices' earnings, financial requirements and other factors deemed relevant by its board of directors.

THE AVAILABILITY OF A SIGNIFICANT NUMBER OF SHARES FOR FUTURE SALE BY MIDAMERICAN HOLDINGS AND OTHER SHARES ELIGIBLE FOR PUBLIC SALE COULD ADVERSELY AFFECT THE MARKET PRICE OF HOMESERVICES' COMMON STOCK

   Immediately after the closing of the offering, HomeServices will
have      shares of common stock issued and outstanding (   if the underwriters'
over-allotment option is exercised in full). Of these shares, all of the shares sold in the offering will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by HomeServices' affiliates as that term is defined in Rule 144 under the Securities Act. Any shares held by affiliates, whether purchased in the offering or otherwise, will be eligible for sale subject to meeting the volume and manner of sale limitations and other conditions contained in Rule
144 and the expiration of any lock-up agreements entered into with the underwriters.

   In addition, after completing the offering, HomeServices intends to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under HomeServices' employee stock option plan. The registration statement on Form S-8 will automatically become effective upon filing. Subject to vesting and the exercise of the issued and outstanding options, shares registered under the registration statement on Form S-8 will be freely tradeable and available for sale in the open market.

   Subject to applicable federal securities laws and restrictions contained in the underwriting agreement with the underwriters, MidAmerican Holdings can sell any or all of its shares of common stock. In addition, under the registration rights agreement, MidAmerican Holdings has registration rights with respect to the shares of its common stock, which would facilitate any future disposition. Sales in the public market of substantial amounts of common stock, or the perception that such sales could occur, could cause the prevailing market price for HomeServices' common stock to decrease. HomeServices cannot predict how long MidAmerican Holdings will maintain its current majority ownership of common stock after the offering.

              SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve substantial risks and uncertainties. These statements may be found under "Prospectus Summary," "Risk Factors," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements contain the words "believes," "anticipates," "expects" and words of similar import. Because these statements involve risks and uncertainties, actual results could differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that could cause these differences include those discussed under "Risk Factors" in this prospectus. The forward-looking statements are made as of the date of this prospectus.

                               USE OF PROCEEDS

   HomeServices estimates that the net proceeds to it from the offering, after deducting applicable underwriting discounts and commissions and estimated offering expenses payable by it, will be approximately $ million. HomeServices expects to use the net proceeds of the offering for general corporate purposes, which are expected to include acquisitions of real estate brokerage firms and their related service businesses and the continued development of its E-commerce operations. Pending such use, HomeServices will invest the net proceeds from the offering in short-term marketable securities.

   HomeServices will not receive any proceeds from the sale of shares by MidAmerican Holdings.

                               DIVIDEND POLICY

   HomeServices does not anticipate paying cash dividends to its common stockholders in the foreseeable future after the offering. The timing, amount and form of future dividends, if any, will be at the discretion of HomeServices' board of directors and will depend on HomeServices' results of operations, financial condition, cash requirements and other factors considered relevant by the board of directors.

   Before the offering, HomeServices paid cash dividends on the common stock of $0.39 per share in 1997. HomeServices did not pay any cash dividends on the common stock during 1998 or 1999.

                                   DILUTION

   At March 31, 1999, the net tangible book value of HomeServices, after
giving effect to the intended     -for-     split, was approximately $(    )
million, or $(    ) per share. Net tangible book value is defined as the book value of all assets of HomeServices, less all liabilities and intangible assets. HomeServices' intangible assets consist primarily of goodwill. Without taking into account any changes in net tangible book value after March 31, 1999, other than to give effect to the offering and the application of the estimated net proceeds, the pro forma net tangible book value of HomeServices' common stock as of March 31, 1999 would have been approximately
$(    ) million, or $(    ) per share. The following table gives effect to
the offering as if it had occurred on March 31, 1999 at an assumed initial
public offering price of $   per share (the midpoint of the estimated range
of the initial public offering price per share) before deduction of the underwriting discount and commission and other expenses payable by HomeServices. The table illustrates the immediate increase in net tangible
book value of $     per share to HomeServices' existing stockholders and an
immediate dilution of $    per share to new investors:

 Public offering price per share .....................................             $
Net tangible book value per share as of March 31, 1999  .............     ($    )
Increase in net tangible book value per share attributable to the
 offering ...........................................................      $
Pro forma net tangible book value per share as of March 31, 1999,
 after giving effect to the offering ................................             ($   )
                                                                                 ----------
Immediate dilution per share to new investors .......................              $
                                                                                 ==========

   The following table presents as of March 31, 1999, on a pro forma basis after giving effect to the offering, the positions of existing common stockholders and new investors with respect to the number of shares of common stock purchased from HomeServices, the total consideration paid and the average price paid per share, at an assumed initial public offering price of
$   per share (the midpoint of the estimated range of the initial public offering price per share) before deduction of the underwriting discount and commission and other expenses payable by HomeServices.

                                       SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                  -------------------------- --------------------------   PRICE PER
                                    NUMBER      PERCENTAGE     AMOUNT      PERCENTAGE       SHARE
                                  ---------- --------------  ---------- --------------  -------------
                                                               (DOLLARS IN THOUSANDS,
                                                             EXCEPT PER SHARE AMOUNTS)
New investors ...................
Existing common stockholders  ...
Total............................

                                CAPITALIZATION

   The following table sets forth HomeServices' cash and cash equivalents and capitalization as of March 31, 1999 on an actual basis and on a pro forma basis after giving effect to:

   o the offering and the application of the estimated net proceeds to HomeServices;

   o  the    -for-    split of HomeServices' common stock that will occur
      immediately before the closing of the offering;

   o the amendment and restatement of HomeServices' certificate of incorporation to increase the authorized shares of capital stock and adopt a rights plan before the closing of the offering; and

   o  the acquisition of Paul Semonin Realtors.

   You should read this table together with the consolidated financial statements and the related notes, "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                       AS OF MARCH 31, 1999
                                                                      ----------------------
                                                                        ACTUAL    PRO FORMA
                                                                      --------- -----------
                                                                          (IN THOUSANDS)
Cash and cash equivalents ...........................................  $ 2,898     $
                                                                      ========= ===========
Long-term debt (including current portion):
 Revolving credit facility (a) ......................................  $25,000     $25,000
 7.12% senior notes .................................................   35,000      35,000
 Other ..............................................................    1,268       1,268
                                                                      --------- -----------
  Total long-term debt ..............................................   61,268      61,268
                                                                      --------- -----------
Stockholders' equity:
 Preferred stock, $0.01 par value, no shares authorized (actual);
       shares authorized (pro forma); no shares issued and
  outstanding (actual); shares issued and outstanding (pro forma)  ..       --          --
 Common stock, $0.01 par value,      shares authorized (actual);
       shares authorized (pro forma);      shares issued and
  outstanding (actual);      shares issued and outstanding (pro
  forma).............................................................       10
 Additional paid-in capital..........................................   39,505
 Notes receivable (b)................................................     (882)       (882)
 Accumulated other comprehensive income (loss) ......................      (16)        (16)
 Retained earnings (accumulated deficit).............................   (4,861)     (4,861)
                                                                      --------- -----------
  Total stockholders' equity.........................................   33,756
                                                                      --------- -----------
  Total capitalization...............................................  $95,024     $
                                                                      ========= ===========

------------
(a) At June 30, 1999, an aggregate of $23.5 million in borrowings were outstanding under the revolving credit facility.
(b) Represents promissory notes issued by certain members of HomeServices' management as consideration for their aggregate 5.0% ownership ( % ownership on a pro forma basis) of the common stock of HomeServices. See "Certain Relationships and Related Transactions--Management Indebtedness."

                  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            FINANCIAL INFORMATION

   The following unaudited pro forma condensed consolidated financial information of HomeServices presents the unaudited pro forma condensed consolidated statements of income for the year ended December 31, 1998, and the three months ended March 31, 1999, and March 31, 1998, and the pro forma condensed consolidated balance sheet as of March 31, 1999.

   The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 1998, and the three months ended March 31, 1998, give effect to the following acquisitions completed during 1998 and 1999 as if they occurred on January 1, 1998:

   o Predecessor (consisting of Iowa Realty Co., Inc. and its consolidated subsidiaries, which at the time of acquisition by HomeServices included Edina Realty Home Services of Minnesota);

   o  J.C. Nichols Residential, Inc.;

   o Other (consisting of CBS Real Estate Company, HOME Real Estate Holdings Inc. and Nebraska Land Title & Abstract); and

   o  Paul Semonin Realtors.

   The unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 1999 give effect to the acquisition of Paul Semonin Realtors as if it occurred on January 1, 1999.

   The pro forma statements of income do not give effect to the interest income that would have been earned on proceeds of the offering that are not used by HomeServices had such transaction occurred on January 1, 1998.

   The unaudited pro forma condensed consolidated balance sheet as of March 31, 1999 gives effect to the following transactions as if they occurred on March 31, 1999: (1) the offering, (2) the application of the estimated net proceeds to HomeServices from the offering and (3) the acquisition of Paul Semonin Realtors.

   HomeServices' acquisitions have been accounted for using the purchase method of accounting. Accordingly, assets acquired and liabilities assumed have been recorded at their estimated fair values. Management does not expect that the final allocations of the purchase prices for the acquisitions will differ materially from the preliminary allocations.

   The pro forma adjustments reflect HomeServices' determination of all adjustments necessary to present fairly HomeServices' pro forma financial position and results of operations. These adjustments are based on available information and assumptions HomeServices considers reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only. This information is not necessarily indicative of the financial position or the results of operations of HomeServices had the transactions referred to above occurred on the dates specified. In addition, this information is not necessarily indicative of the financial condition or results of operations which may exist in the future. You should read the unaudited pro forma condensed consolidated financial information together with the historical consolidated financial statements of HomeServices, its predecessor and acquired companies and the related notes included elsewhere in this prospectus.

                            HOMESERVICES.COM INC.
          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                         YEAR ENDED DECEMBER 31, 1998
                                (IN THOUSANDS)

                                                                            PAUL        OTHER
                               PREDECESSOR*  HOMESERVICES  J.C. NICHOLS    SEMONIN  ACQUISITIONS
                                  (1)(2)        (2)(3)          (4)          (5)       (2)(6)     ADJUSTMENTS PRO FORMA
                               ------------ ------------  -------------- ---------  ------------ -----------  ---------
Revenues:
 Commission revenue...........    $74,893      $169,647       $25,715      $30,663     $19,298      $    --    $320,216
 Title fees...................      7,575        14,154            --           --       1,236                   22,965
 Other........................      3,769         6,790         2,163        1,180         754                   14,656
                               ------------ ------------  -------------- ---------  ------------ -----------  ---------
  Total revenues..............     86,237       190,591        27,878       31,843      21,288           --     357,837
                               ------------ ------------  -------------- ---------  ------------ -----------  ---------
Operating expenses:
 Commission expense...........     49,107       113,225        18,173       21,408      14,422                  216,335
 Acquisition related costs ...         --        18,271            --           --          --        1,700 (7)  19,971
 Depreciation and
  amortization................      2,293         4,177           292          501         228        1,030 (8)   8,521
 All other operating expenses      31,126        59,265         7,266        8,126       6,366                  112,149
                               ------------ ------------  -------------- ---------  ------------ -----------  ---------
  Total operating expenses ...     82,526       194,938        25,731       30,035      21,016        2,730     356,976
                               ------------ ------------  -------------- ---------  ------------ -----------  ---------
Operating income (loss)  .....      3,711        (4,347)        2,147        1,808         272       (2,730)        861
Interest and other income
 (expense), net...............        (94)       (1,334)           28          440          78       (2,191)(9)  (3,073)
Minority interest.............         --            --           (97)          --          --                      (97)
                               ------------ ------------  -------------- ---------  ------------ -----------  ---------
Income (loss) before income
 taxes........................      3,617        (5,681)        2,078        2,248         350       (4,921)     (2,309)
Income taxes (benefit)........      1,664        (2,247)          792          913         296       (2,250)(10)    (832)
                               ------------ ------------  -------------- ---------  ------------ -----------  ---------
Net income (loss).............    $ 1,953      $ (3,434)      $ 1,286      $ 1,335     $    54      $(2,671)   $ (1,477)
                               ============ ============  ============== =========  ============ ===========  =========

------------
 * Predecessor refers to Iowa Realty and its consolidated subsidiaries (which, at the time Iowa Realty and Edina Realty were acquired in May 1998, included Edina Realty).
 (1) Reflects the historical results of the predecessor for the period from January 1, 1998 through May 27, 1998 (the day prior to the predecessor's acquisition by HomeServices).
 (2) Prior to HomeServices' acquisition of Iowa Realty, Iowa Realty sold its subsidiary, HOME Real Estate Holdings Inc., to a third party. On August 18, 1998, HomeServices acquired HOME Real Estate from the third party in an unrelated transaction. Accordingly, the historical results of HOME Real Estate are reflected as follows: (a) in HomeServices' results for the period from August 19, 1998 (the date following acquisition by HomeServices) to December 31, 1998, (b) in the predecessor's results for the period from January 1, 1998 to May 7, 1998 (the day prior to the predecessor's sale of HOME Real Estate to a third party) and (c) in the Other Acquisitions column for the period from May 8, 1998 to August 18, 1998, which represents the period during which HOME Real Estate was not owned by either HomeServices or the predecessor.
 (3) Reflects historical results of HomeServices for the period from May 28, 1998 (its inception date) to December 31, 1998 and includes the historical results for the acquisitions completed in 1998 from their respective dates of acquisition.
 (4) Reflects the historical results of J.C. Nichols for the period from January 1, 1998 through August 31, 1998 (the date of acquisition by HomeServices).
 (5) Reflects the historical results of Paul Semonin Realtors for the year ended December 31, 1998.
 (6) Reflects the historical results of the following companies acquired by HomeServices: (a) CBS Real Estate Company for the period from January 1, 1998 through August 17, 1998 (the date of acquisition by HomeServices), (b) HOME Real Estate for the period from May 8, 1998 to August 18, 1998 (see note (2) above) and (c) Nebraska Land Title & Abstract for the period from January 1, 1998 through December 16, 1998 (the date of acquisition by HomeServices).
 (7) Reflects the value of real estate sales contracts that were pending at the date of acquisition. The established asset is charged to expense as the contracts close, based on HomeServices' estimate of when contracts typically result in closed transactions.
 (8) Reflects amortization of goodwill over a 30-year life specifically related to the purchase of the acquired businesses along with the amortization of non-compete agreements over the life of the respective agreements.
 (9) Reflects interest expense on the $25.0 million revolving credit facility at the blended interest rate of 6.51% and annual interest expense on $35.0 million of private placement notes at the stated rate of 7.12%.
 (10) Reflects the income tax benefit that would have been realized if the acquired businesses had been combined at the beginning of the period. Calculated as income before taxes adjusted for permanent book/tax differences of approximately $258,000 at December 31, 1998. A combined federal and state statutory tax rate of 40.59% was applied in the calculation.

                            HOMESERVICES.COM INC.
          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      THREE MONTHS ENDED MARCH 31, 1998
                                (IN THOUSANDS)

                                                                                   OTHER
                       PREDECESSOR*    HOMESERVICES      J.C.        PAUL      ACQUISITIONS
                            (1)            (2)       NICHOLS (3)  SEMONIN (4)       (5)        ADJUSTMENTS   PRO FORMA
                      -------------- --------------  ----------- -----------  -------------- -------------  -----------
Revenues:
 commission revenue .     $39,387          $--          $6,182      $5,543        $3,444            $       --$ 54,556
 Title fees..........       4,134           --              --          --           136                         4,270
 Other...............       2,044           --             565         254           464                         3,327
                      -------------- --------------  ----------- -----------  -------------- -------------  -----------
  Total revenues ....      45,565           --           6,747       5,797         4,044                        62,153
                      -------------- --------------  ----------- -----------  -------------- -------------  -----------
Operating expenses:
 commission expense .      26,223           --           4,419       3,841         2,751                        37,234
 Acquisition related
  costs .............          --           --              --          --            --          19,971 (6)    19,971
 Depreciation and
  amortization.......       1,413           --             520         132            94             271  (7)    2,430
 All other operating
  expenses ..........      18,620           --           1,929       1,888           974                        23,411
                      -------------- --------------  ----------- -----------  -------------- -------------  -----------
  Total operating
   expenses..........      46,256           --           6,868       5,861         3,819          20,242        83,046
                      -------------- --------------  ----------- -----------  -------------- -------------  -----------
Operating income
 (loss) .............        (691)          --            (121)        (64)          225         (20,242)      (20,893)
Interest and other
 income (expense),
 net ................         (71)          --             (10)        130             8          (1,030)(8)      (973)
                      -------------- --------------  ----------- -----------  -------------- -------------  -----------
Income (loss) before
 income taxes........        (762)          --            (131)         66           233         (21,272)      (21,866)
Income taxes
 (benefit)...........        (275)          --               2          28            60          (8,661)(9)    (8,846)
                      -------------- --------------  ----------- -----------  -------------- -------------  -----------
Net income (loss) ...     $  (487)          $  --       $ (133)     $   38        $  173        $(12,611)     $(13,020)
                      ============== ==============  =========== ===========  ============== =============  ===========

------------
 * Predecessor refers to Iowa Realty and its consolidated subsidiaries (which, at the time Iowa Realty and Edina Realty were acquired in May 1998, included Edina Realty).
 (1) Reflects the historical results of the predecessor for the period presented (including HOME Real Estate).
 (2) HomeServices was not in existence during the three months ended March 31, 1998. Accordingly, no results of operations for HomeServices are presented.
 (3) Reflects the historical results of J.C. Nichols for the period presented.
 (4) Reflects the historical results of Paul Semonin Realtors for the period presented.
 (5) Reflects the historical results of CBS Real Estate Company and Nebraska Land Title & Abstract for the period presented.
 (6) Reflects the value of real estate sales contracts that were pending at the date of acquisition. The established asset is charged to expense as the contracts close, based on HomeServices' estimate of when contracts typically result in closed transactions.
 (7) Reflects amortization of goodwill over a 30-year life specifically related to the purchase of the acquired businesses along with the amortization of non-compete agreements over the life of the respective agreements.
 (8) Reflects interest expense on the $25.0 million revolving credit facility at the blended interest rate of 6.51% and annual interest expense on $35.0 million of private placement notes at the stated rate of 7.12%.
 (9) Reflects the income tax benefit that would have been realized if the acquired businesses had been combined at the beginning of the period. Calculated as income before taxes adjusted for permanent book/tax differences of approximately $73,000 at March 31, 1998. A combined federal and state statutory tax rate of 40.59% was applied in the calculation.

                            HOMESERVICES.COM INC.
          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      THREE MONTHS ENDED MARCH 31, 1999
                                (IN THOUSANDS)

                                                             PAUL
                                           HOMESERVICES   SEMONIN (1)  ADJUSTMENTS    PRO FORMA
                                          -------------- -----------  ------------- -----------
Revenues:
 Commission revenue......................     $56,566       $6,558         $           $63,124
 Title fees..............................       4,269           --                       4,269
 Other...................................       3,850          178                       4,028
                                          -------------- -----------  ------------- -----------
  Total revenues.........................      64,685        6,736                      71,421
                                          -------------- -----------  ------------- -----------
Operating expenses:
 Commission expense......................      39,107        4,584                      43,691
 Acquisition related costs...............          --           --           --             --
 Depreciation and amortization...........       1,981          129           85 (2)      2,195
 All other operating expenses ...........      25,141        2,044                      27,185
                                          -------------- -----------  ------------- -----------
  Total operating expenses...............      66,229        6,757           85         73,071
                                          -------------- -----------  ------------- -----------
Operating loss ..........................      (1,544)         (21)         (85)        (1,650)
Interest and other income (expense),
 net.....................................        (810)         (25)                       (835)
                                          -------------- -----------  ------------- -----------
Loss before income taxes.................      (2,354)         (46)         (85)        (2,485)
Income taxes (benefit)...................        (927)         (17)         (35)(3)       (979)
                                          -------------- -----------  ------------- -----------
Net income (loss)........................     $(1,427)      $  (29)        $(50)       $(1,506)
                                          ============== ===========  ============= ===========

------------
(1) Reflects the historical results of Paul Semonin Realtors for the period presented.
(2) Reflects amortization of goodwill over a 30-year life specifically related to the purchase of the acquired businesses along with the amortization of non-compete agreements over the life of the respective agreements.
(3) Reflects the income tax benefit that would have been realized if the acquired business had been combined at the beginning of the period. Calculated as income before taxes adjusted for permanent book/tax differences of approximately $73,000 at March 31, 1999. A combined federal and state statutory tax rate of 40.59% was applied in the calculation.

                            HOMESERVICES.COM INC.
                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                MARCH 31, 1999
                                (IN THOUSANDS)

                                                                       PAUL       PRO FORMA
                                                                     SEMONIN        BEFORE      OFFERING
                       ASSETS                        HISTORICAL   ACQUISITION(1)   OFFERING    ADJUSTMENTS   PRO FORMA
                                                    ------------ --------------  ----------- -------------  -----------
Current assets:
 Cash and cash equivalents.........................   $  2,898       $(2,898)      $     --
 Mortgage loans held for sale and other
  receivables......................................     13,482         1,700         15,182
 Receivable from affiliates........................          6                            6
 Cash held in trust................................      8,797                        8,797
 Income taxes receivable...........................      2,899                        2,899
 Other current assets..............................      2,077            15          2,092
                                                    ------------ --------------  -----------
                                                        30,159        (1,183)        28,976
                                                    ------------ --------------  -----------
Other assets:
 Office property and equipment, net................     15,704         1,337         17,041
 Intangible assets, net of accumulated
  amortization of $2,327...........................     75,005        10,196         85,201
 Investment in 50% or less owned entities .........        480           800          1,280
 Held-to-maturity securities.......................        848                          848
 Available-for-sale securities ....................        272                          272
 Deferred taxes....................................      2,945                        2,945
 Other assets......................................        124           158            282
                                                    ------------ --------------  -----------
                                                        95,378        12,491        107,869
                                                    ------------ --------------  -----------
   Total assets....................................   $125,537       $11,308       $136,845
                                                    ============ ==============  ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable..................................   $  4,012       $    --       $  4,012
 Accrued expenses..................................      9,831                        9,831
 Payable to affiliates.............................      1,209         2,102          3,311
 Cash held in trust................................      8,797                        8,797
 Current portion of agent profit sharing  .........        433                          433
 Current portion of long-term debt.................      3,405           178          3,583
 Other current liabilities.........................      1,404                        1,404
                                                    ------------ --------------  -----------
                                                        29,091         2,280         31,371
                                                    ------------ --------------  -----------
Other liabilities:
 Long-term debt....................................     57,863           386         58,249
 Agent profit sharing..............................      4,738                        4,738
 Other noncurrent liabilities......................         89           142            231
                                                    ------------ --------------  -----------
                                                        62,690           528         63,218
                                                    ------------ --------------  -----------
   Total liabilities...............................     91,781         2,808         94,589
                                                    ------------ --------------  -----------
Stockholders' equity:
 Common stock, no par; 1,000,000 shares authorized
  10,000 shares issued and outstanding.............         10                           10
 Additional paid-in capital........................     39,505         8,500         48,005
 Notes receivable..................................       (882)                        (882)
 Accumulated other comprehensive loss..............        (16)                         (16)
 Accumulated deficit ..............................     (4,861)                      (4,861)
                                                    ------------ --------------  -----------
   Total stockholders' equity......................     33,756         8,500         42,256
                                                    ------------ --------------  -----------
   Total liabilities and stockholders' equity .....   $125,537       $11,308       $136,845
                                                    ============ ==============  ===========

------------
(1) The amounts shown in this column represent the fair value of assets and liabilities received/assumed in the acquisition of Paul Semonin Realtors, as well as the following adjustments to effect the acquisition.

 LINE ITEM                                           DESCRIPTION                                        AMOUNT
--------------------------------------------------   ---------------------------------------------   ----------
Cash                                                 Cash on hand used                                 $(2,898)
Mortgage loans held for sale and other receivables   Receivable established for pending home sales       1,700
Intangible assets, net                               Goodwill                                           10,196
Payable to affiliates                                Loan from parent for purchase                      (2,102)
Additional paid-in capital                           Contribution from parent                           (8,500)

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data presented below as of December 31, 1996, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 are derived from the audited consolidated financial statements of HomeServices and its predecessor. The selected consolidated financial data presented below as of December 31, 1994 and 1995 and for the year ended December 31, 1994 and 1995 are derived from the unaudited consolidated financial statements of the predecessor. The selected consolidated financial data as of and for the three months ended March 31, 1999, are derived from the unaudited consolidated financial statements of HomeServices and the selected consolidated financial data as of and for the three months ended March 31, 1998 are derived from the unaudited consolidated financial statements of the predecessor. HomeServices' results for the three months ended March 31, 1999 are not necessarily indicative of HomeServices' results to be expected for the full year.

   The operating results of HomeServices and its predecessor include the results of operations of companies that were acquired in 1996, 1997 and 1998 and accounted for by the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the consolidated operating results of HomeServices only from their dates of acquisition.

   You should read the financial data presented below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of HomeServices and its predecessor and the related notes appearing elsewhere in this prospectus.

                                                           PREDECESSOR* AND HOMESERVICES
                                   -----------------------------------------------------------------------------
                                                                                            THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       MARCH 31,
                                   ----------------------------------------------------------------------------
                                      1994      1995      1996(a)    1997(a)   1998(a)(b)    1998       1999
                                   --------- ---------  ---------- ----------  ---------- ---------  ----------
                                            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT AMOUNTS PER SHARE)
STATEMENT OF INCOME DATA:
Commission revenue ...............  $50,967    $58,409   $179,378    $191,083   $244,540    $39,387    $56,566
Title fees .......................       --         --     14,821      16,203     21,729      4,134      4,269
Other (c) ........................   15,050     12,672     22,092       7,410     10,559      2,044      3,850
 Total revenues ..................   66,017     71,081    216,291     214,696    276,828     45,565     64,685
Commission expense ...............   30,792     35,433    115,331     125,148    162,332     26,223     39,107
Acquisition related costs ........       --         --         --          --     18,271         --         --
Depreciation and amortization  ...    1,762      2,123      5,103       5,619      6,470      1,413      1,981
All other operating expenses (c)     28,769     29,767     85,162      72,808     90,391     18,620     25,141
 Total operating expenses ........   61,323     67,323    205,596     203,575    277,464     46,256     66,229
Operating income (loss) ..........    4,694      3,758     10,695      11,121       (636)      (691)    (1,544)
Interest expense .................      920      1,745      3,632       1,536      2,192        174      1,064
Income (loss) before income
 taxes............................    4,370      2,816      8,113      10,218     (2,064)      (762)    (2,354)
Minority interest.................       --         --      1,276         633         --         --         --
Net income (loss).................  $ 2,517    $ 1,345   $  3,574    $  4,860   $ (1,481)   $  (487)   $(1,427)
Earnings (loss) per share:
 Basic............................    $          $          $          $           (b)        $        $
 Diluted..........................                                                 (b)
Weighted average shares
 outstanding:
 Basic............................                                                 (b)
 Diluted..........................                                                 (b)

------------
* Predecessor refers to Iowa Realty and its consolidated subsidiaries (which, at the time Iowa Realty and Edina Realty were acquired by HomeServices in May 1998, included Edina Realty). Amounts for all periods prior to May 28, 1998, relate to the predecessor, including the portion of 1998 prior to such date. See notes (a) and (b) below.

                                                           PREDECESSOR AND HOMESERVICES
                                ----------------------------------------------------------------------------------
                                                                                              THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                         MARCH 31,
                                ---------------------------------------------------------------------------------
                                   1994        1995       1996        1997       1998(A)       1998       1999
                                ---------- ----------  ---------- ----------  ------------ ----------  ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT AMOUNTS PER SHARE)
OTHER DATA:
EBITDA (d) ....................   $ 6,456    $ 5,881     $15,798    $16,740     $  24,105    $   722     $   437
Net cash provided by (used in)
 operating activities .........   $    68    $(2,503)    $ 2,134    $ 5,297     $  17,419    $(1,085)    $ 2,184
Net cash used in investing
 activities ...................   $(4,004)   $(6,502)    $(8,874)   $(6,759)    $(100,017)   $  (336)    $(2,223)
Net cash provided by (used in)
 financing activities..........   $ 3,820    $ 9,571     $10,664    $(1,575)    $  87,872    $ 1,701     $  (177)

                                                PREDECESSOR                      HOMESERVICES
                                   ------------------------------------- ---------------------------
                                                                              AS OF         AS OF
                                            AS OF DECEMBER 31,            DECEMBER 31,    MARCH 31,
                                   ------------------------------------- -------------- -----------
                                     1994      1995     1996      1997        1998          1999
                                   -------- --------  -------- --------  -------------- -----------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ........  $   871  $ 1,437   $ 5,627  $ 2,590     $  3,114      $  2,898
Total assets (c) .................   52,782   68,341    95,504   62,346      128,520       125,537
Long-term debt, including current
 portion .........................    5,651    6,090    16,397    7,651       61,445        61,268
Stockholders' equity .............   18,396   19,741    33,699   36,791       35,194        33,756

                                                     PREDECESSOR AND HOMESERVICES
                                  ------------------------------------------------------------------
                                                                                  THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                 MARCH 31,
                                  -----------------------------------------------------------------
                                    1994      1995     1996      1997    1998(a)    1998     1999
                                  -------- --------  -------- --------  -------- --------  --------
                                                        (DOLLARS IN THOUSANDS)
OPERATING DATA:
Sides (e) .......................   15,726   16,233    47,836   48,631    60,158    9,815    13,353
Average home sales price ........  $ 104.7  $ 106.7   $ 120.9  $ 127.1   $ 136.3   $130.1   $ 133.7
Home sales volume (in millions)    $ 1,671  $ 1,928   $ 5,783  $ 6,183   $ 8,199   $1,277   $ 1,786
Average sales commissions as a
 percentage of average home
 sales price (f) ................      3.1%     3.0%      3.1%     3.1%      3.0%     3.1%      3.2%
Number of branch offices (at
 period end) ....................       31       32       103       98       126      103       125
Number of sales associates (at
 period end) ....................      944      911     3,063    3,298     4,282    3,307     4,287

------------
(a) Results of operations for 1994 and 1995 reflect only the results of Iowa Realty. In 1996, Edina Realty became a subsidiary of Iowa Realty through a reorganization effected by their parent company. In July 1997, Iowa Realty acquired HOME Real Estate Holdings, Inc. Accordingly, the results of operations of the predecessor for 1996, 1997 and 1998 include the results of Iowa Realty and Edina Realty and, from July 1, 1997 to May 7, 1998 (the day prior to the predecessor's sale of HOME Real Estate to a third party), include the results of HOME Real Estate as well.
(b) These amounts are twelve-month totals arrived at by summing the 1998 results of Predecessor and HomeServices as shown in the following table. Amounts for the predecessor include entities as discussed in note (a) above. Amounts for HomeServices include results of the nonpredecessor acquired entities after they were acquired by HomeServices in the third and fourth quarters of 1998. No amounts are reflected below for Paul Semonin Realtors (which was acquired in July
       1999).

                                                        PREDECESSOR      HOMESERVICES         COMBINED
                                                      JANUARY 1, 1998    MAY 28, 1998      TWELVE MONTHS
                                                          THROUGH           THROUGH            ENDED
                                                        MAY 27, 1998   DECEMBER 31, 1998 DECEMBER 31, 1998
                                                      --------------- -----------------  -----------------
                                                      (DOLLARS AND SHARES IN THOUSANDS, EXCEPT AMOUNTS PER
                                                                             SHARE)
STATEMENT OF INCOME DATA:
Commission revenue...................................     $74,893          $169,647          $ 244,540
Title fees ..........................................       7,575            14,154             21,729
Other ...............................................       3,769             6,790             10,559
 Total revenues .....................................      86,237           190,591            276,828
Commission expense ..................................      49,107           113,225            162,332
Acquisition related costs ...........................          --            18,271             18,271
Depreciation and amortization .......................       2,293             4,177              6,470
All other operating expenses ........................      31,126            59,265             90,391
 Total operating expenses ...........................      82,526           194,938            277,464
Operating income (loss) .............................       3,711            (4,347)              (636)
Interest and other income (expense), net ............         263             1,929              2,192
Income (loss) before income taxes ...................       3,617            (5,681)            (2,064)
Net income (loss) ...................................     $ 1,953          $ (3,434)         $  (1,481)
Earnings (loss) per share:
 Basic...............................................     $                $                 $
 Diluted.............................................
Weighted average shares outstanding:
 Basic...............................................
 Diluted.............................................
OTHER DATA:
Net cash provided by operating activities  ..........     $ 4,991          $ 12,428          $  17,419
Net cash used in investing activities ...............        (891)          (99,126)          (100,017)
Net cash provided by (used in) financing activities        (1,940)           89,812             87,872

------------
(c) Prior to 1997, the predecessor was also engaged in real estate development operations in addition to real estate brokerage operations in some of the periods presented. All real estate brokerage and development activities were operated by the same corporate entity using shared management, office space and other related services. At the beginning of 1997, the majority of the assets associated with the development operations was transferred to the parent company. These development operations contributed only $0.4 million to "Other" revenues in 1997. Based on the way the brokerage and development operations were managed, only certain revenues, expenses, assets, and liabilities can be specifically identified in the predecessor's statements of income and balance sheets. Revenues from the sale of real estate development projects of $13.9 million, $10.6 million and $14.0 million are included in the line item "Other" revenues for the years ended December 31, 1994, 1995 and 1996, respectively. Cost of real estate sales totaling $11.0 million, $7.4 million and $11.3 million are included in the line item "All other operating expenses" for the years ended December 31, 1994, 1995 and 1996, respectively. Real estate contracts and real estate inventory of $22.5 million, $29.4 million and $23.2 million are included in the line item "Total assets" for the years ended December 31, 1994, 1995 and 1996, respectively. Since 1997, HomeServices has not been engaged in real estate development operations to any significant degree.
(d) EBITDA is defined as operating income (loss) plus depreciation and amortization of goodwill and other intangibles and acquisition related costs. EBITDA is not intended to represent cash flows for the periods presented, nor has it been presented as an alternative to operating income or as an indicator of operating performance. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(e) Each real estate transaction has two sides, the selling side and the buying side. HomeServices may participate as broker on one or both sides of a transaction.
(f) Represents the average sales commission received by HomeServices per side in home sale transactions in which HomeServices participated as broker as a percentage of the average home sales price.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read together with the consolidated financial statements and related notes appearing elsewhere in this prospectus.

ACQUISITION HISTORY

   HomeServices entered the real estate brokerage business in May 1998 by acquiring Iowa Realty Co. Inc. and Edina Realty Home Services of Minnesota, both formerly part of AmerUs Home Services Inc. HomeServices expanded its business with the purchases in August 1998 of two additional established real estate brokerage firms in Omaha, Nebraska, HOME Real Estate Holdings Inc. and CBS Real Estate Company, which were merged to form CBS HOME Real Estate Company. In September 1998, HomeServices acquired J.C. Nichols Residential, Inc., a brokerage firm operating in the greater Kansas City area. In December 1998, HomeServices acquired Nebraska Land Title & Abstract. In July 1999, HomeServices acquired Paul Semonin Realtors, a Louisville, Kentucky real estate brokerage firm operating in Kentucky and southern Indiana.

   After giving pro forma effect to these acquisitions, HomeServices will be the second largest residential real estate brokerage firm in the United States and continues to be the market leader in the Midwestern residential real estate brokerage industry, each in terms of closed transaction value.

OVERVIEW

  Revenues

   HomeServices' commission revenue consists of sales commissions earned by providing real estate brokerage services to customers in the purchase and sale of new and existing homes. Sales commissions typically range from approximately 5% to 7% of the sales price and may be shared between the seller's broker and the buyer's broker. In transactions in which HomeServices is acting as a broker on one side of a transaction (either the buying side or the selling side) and a third-party broker is acting as a broker on the other side of the transaction, HomeServices will typically share approximately 50% of the sales commission with the other broker. In transactions in which HomeServices is acting as the sole broker, HomeServices receives 100% of the sales commission. Commission revenue from sales commissions is recorded as revenue upon the closing of the home sale transaction.

   In addition, to a lesser extent, HomeServices earns fee revenue by providing the following services:

   o mortgage origination services for which HomeServices receives various fees;

   o title services for which HomeServices receives a fee from the title insurance underwriters or from the home buyer;

   o escrow and other closing administrative services for which HomeServices typically receives a fee from home buyers;

   o relocation services for which HomeServices receives fees from corporate customers;

   o a variety of preclosing and home care services for which HomeServices generally receives referral fees from third-party providers; and

   o franchise services whereby HomeServices provides third parties with the right to use any one of HomeServices' brand names in connection with the residential activities conducted by such third parties and for which HomeServices receives a fee from such third parties.

   Revenue derived from title and other services is recorded as revenue at the time that the services are performed.

   To date a substantial portion of HomeServices' revenues have been derived from traditional real estate brokerage services. As HomeServices expands its E-commerce platform, it expects a larger portion of its revenues will be derived from services other than traditional real estate brokerage services.

  Expenses

   Commission expense represents commissions paid to HomeServices' sales associates and is based on a percentage of the sales commission earned by HomeServices. Typically, the percentage of the sales commissions that is paid to HomeServices' sales associates will vary based on such factors as sales associate productivity and rates that are paid to competing associates in the same local or regional market. The percentage of total commissions which HomeServices has paid to sales associates has averaged approximately 65% over the past three years. Similar to commission revenue, commission expense is recorded as an expense upon the closing of the home sale transaction.

   Acquisition related costs result from charges to expense for the value of real estate sales contracts that are pending when real estate brokerage firms are acquired. Upon the acquisition of real estate brokerage firms, HomeServices establishes an asset for the value of pending real estate sales contracts. HomeServices expensed pending real estate sales contracts for its 1998 acquisitions over three months, reflecting the period over which HomeServices estimated that such contracts resulted in closed real estate transactions.

   HomeServices' office property and equipment are depreciated over their estimated useful lives, which range from three to 33 years using straight-line and accelerated methods. As of March 31, 1999, approximately 58.6% of total assets on HomeServices' balance sheet consisted of goodwill, net of accumulated amortization. Goodwill represents the excess of the purchase price that HomeServices paid for each business acquired over the fair value of the net identifiable assets acquired. Goodwill is an accumulation of various factors that HomeServices believes will lead to profits above those that might normally be expected from just acquiring the tangible assets of a business. It can reflect different things for each business acquisition, including factors such as market share, name recognition, competitive position and management. HomeServices amortizes goodwill over its projected life of 30 years on a straight-line basis.

   All other operating expenses consist primarily of the following: (1) salaries and employee benefits paid to employees rather than sales associates; (2) occupancy costs, such as rent and utilities; (3) business promotion and advertising costs; and (4) other general and administrative expenses, including telecommunications, office supplies, professional and management fees, and corporate charges for services provided by MidAmerican Holdings.

   Income tax expense reflects the tax effect of book income and expense for each period presented. Although HomeServices and its predecessor were owned by different parents in each period presented, the amounts were calculated for HomeServices as if it filed a separate return.

RESULTS OF OPERATIONS

   The information presented below for 1997 and 1996 reflects the results of operations of Iowa Realty and its subsidiaries, including Edina Realty, which was a subsidiary of Iowa Realty at the time of their acquisition by HomeServices in May 1998. Iowa Realty and its consolidated subsidiaries, including Edina Realty, are referred to below as the predecessor of HomeServices for periods prior to their acquisition by HomeServices on May 28, 1998.

   The information presented below for the three months ended March 31, 1999 and the year ended December 31, 1998 reflects the results of operations of the predecessor for the entire period and includes the results of operations of the entities acquired by HomeServices after May 28, 1998, namely, CBS Real Estate Company, HOME Real Estate Holdings Inc. and J.C. Nichols from their respective acquisition dates in the third quarter of 1998 and Nebraska Land Title & Abstract in the fourth quarter of 1998. CBS Real Estate Company, HOME Real Estate Holdings Inc., J.C. Nichols and Nebraska Land Title & Abstract are referred to below as the nonpredecessor acquired entities. Accordingly, the period-to-period comparisons have been affected by HomeServices' acquisition activity.

   THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31,
1998

   The following table reflects selected information for the periods indicated in dollars and as a percentage of total revenues. The amounts reflected in the March 31, 1998 column reflect the results of operations of the predecessor. The amounts reflected in the March 31, 1999 column reflect the results of operations of consolidated HomeServices. Accordingly, no amounts are reflected below for the nonpredecessor acquired entities in 1998. Dollars are in thousands unless otherwise noted.

                                           THREE MONTHS ENDED MARCH 31,
                                   --------------------------------------------
                                            1999                  1998
                                   ---------------------- ---------------------
Commission revenue................   $56,566       87.4 %  $39,387       86.4 %
Title fees........................     4,269        6.6      4,134        9.1
Other.............................     3,850        6.0      2,044        4.5
                                   ---------- ----------  --------- ----------
  Total revenues .................    64,685      100.0     45,565      100.0
                                   ---------- ----------  --------- ----------
Commission expense................    39,107       60.4     26,223       57.5
Depreciation and amortization ....     1,981        3.1      1,413        3.1
All other operating expenses .....    25,141       38.9     18,620       40.9
                                   ---------- ----------  --------- ----------
  Total operating expenses........    66,229      102.4     46,256      101.5
                                   ---------- ----------  --------- ----------
Operating income (loss)...........    (1,544)      (2.4)      (691)      (1.5)
Other income (expense), net ......      (810)      (1.2)       (71)      (0.2)
                                   ---------- ----------  --------- ----------
Income (loss) before income
 taxes............................    (2,354)      (3.6)      (762)      (1.7)
Income taxes......................      (927)      (1.4)      (275)      (0.6)
                                   ---------- ----------  --------- ----------
Net income (loss).................   $(1,427)      (2.2)   $  (487)      (1.1)
                                   ========== ==========  ========= ==========
Selected Statistics:
Closed transaction sides..........    13,353                 9,815
Home sales volume (in millions) ..   $ 1,786               $ 1,277
Average home sales price..........   $ 133.7               $ 130.1

Seasonality

   Some of HomeServices' real estate brokerage business is subject to seasonal fluctuations because fewer home sale transactions tend to close during the first and fourth quarters of the year. Accordingly, revenues of some of HomeServices' operating subsidiaries have historically been weakest in the first and fourth quarters. Although commission expense is variable with closed transactions, many of HomeServices' other expenses, such as rent, are fixed. On a consolidated basis, the relationship between HomeServices' expenses and revenues may be subject to significant fluctuation on a quarter-to-quarter basis. As a result, on a consolidated basis, HomeServices' operating results and profitability are lower in the first and fourth quarters relative to the remainder of the year. Accordingly, HomeServices does not believe that its results of operations for the three months ended March 31, 1999 will be indicative of its results of operations for the year ending December 31, 1999.

Revenues

   Total revenues for the first three months of 1999 were $64.7 million, an increase of $19.1 million, or 42.0%, compared to the same period in 1998. Commission revenue from the brokerage operations for the first three months of 1999 was $56.6 million, an increase of $17.2 million, or 43.6%, compared to the same period in 1998. The increase in total commission revenue of $17.2 million in the first three months of 1999 compared to the same period in 1998 was primarily a result of the increase in closed transaction sides of HomeServices to 13,353, an increase of 3,538, or 36%, compared to the same period in 1998. The inclusion of the nonpredecessor acquired entities accounted for 3,103, or 87.7%, of the increase in closed transaction sides. Commission revenue also increased, to a lesser extent, as a result of the increase in average home sales price of 2.8% in the first three months of 1999 compared to the same period in 1998.

   Title fees for the first three months of 1999 were $4.3 million, an increase of $0.2 million, or 3.3%, compared to same period in 1998. The increase in title fees in the first three months of 1999 compared to the same period in 1998 was due to an increase in title services provided as a result of an increase in the number of brokerage transactions and the acquisition of a title services company in December 1998, partially offset by a decrease in the number of refinancing transactions. The number of refinancing transactions in 1998 was unusually high primarily as a result of more favorable interest rates.

   Other revenues for the first three months of 1999 were $3.9 million, an increase of $1.9 million, or 88.4%, compared to the same period in 1998. The inclusion of the results of the nonpredecessor acquired entities accounted for $1.4 million of the increase. In addition, Concierge Services revenues of the predecessor increased $0.4 million in the first three months of 1999 compared to the same period in 1998.

Commission Expense

   Commission expense from the real estate brokerage operations for the first three months of 1999 was $39.1 million, an increase of $12.9 million, or 49.1%, compared to the same period in 1998. Of the total increase in commission expense, $2.9 million was attributable to the predecessor and the other $10.0 million was attributable to the nonpredecessor acquired entities. Commission expense as a percentage of commission revenue increased from 66.6% in the first three months of 1998 to 69.1% in the first three months of 1999 primarily due to higher commission pay schedules at the nonpredecessor acquired entities.

   Commission revenue less commission expense, or net commission revenue, for the first three months of 1999 was $17.5 million, an increase of $4.3 million, or 32.6%, compared to the same period in 1998. Of this increase, $3.5 million is attributable to the nonpredecessor acquired entities.

Depreciation and Amortization

   Depreciation and amortization for the first three months of 1999 was $2.0 million, an increase of $0.6 million, or 40.2%, compared to the same period 1998, primarily as a result of increased fixed assets and amortization of goodwill related to the acquisitions.

All Other Operating Expenses

   All other operating expenses for the first three months of 1999 were $25.1 million, an increase of $6.5 million, or 35.0%, compared to the same period in 1998. The inclusion of the nonpredecessor acquired entities in 1999 accounted for $3.7 million of this increase. The remaining increase in other operating expenses resulted from increases in several areas, two of the more significant being a $0.7 million increase in salaries and benefits and a $0.7 million increase in corporate overhead. The bonus portion of salaries and benefits, and business promotion and advertising costs for the real estate brokerage business were each affected by the increased transaction volume in the first three months of 1999 compared to the same period in 1998. As a percentage of total revenues, all other operating expenses decreased to 38.9% from 40.9%.

Other Income (Expense), Net

   Other income (expense) for the first three months of 1999 and 1998 consisted primarily of interest expense. Interest expense for the first three months 1999 was $1.1 million, an increase of $0.9 million compared to the same period in 1998. Interest expense increased in 1999 primarily because HomeServices increased its outstanding indebtedness to finance the acquisitions of the nonpredecessor acquired entities. Initial financing was obtained through borrowings from MidAmerican Holdings. In the fourth quarter of 1998, most of those borrowings were refinanced with the proceeds of a $35.0 million private placement of 7.12% senior notes and borrowings of $25.0 million under a revolving credit facility. Other income was primarily interest income.

Income Taxes (Benefit)

   The increase in the income tax benefit reflected in the three months ended March 31, 1999 as compared to the three months ended March 31, 1998 is primarily caused by the increase in loss before income taxes between the same periods.

Net Income (Loss)

   The net loss for the first three months of 1999 was $1.4 million compared to the $0.5 million net loss of the predecessor for the same period in 1998. Net income from the nonpredecessor acquired entities was more than offset by decreased operating income of the predecessor and increased interest expense as more fully described above.

   YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

   The following table reflects selected information for the periods indicated in dollars and as a percentage of total revenues. The amounts reflected in the predecessor column reflect the results of operations of the predecessor from January 1, 1998 to May 28, 1998. The amounts reflected in the HomeServices column reflect the results of operations of the predecessor from May 28, 1998 to December 31, 1998 and the results of operations of the nonpredecessor acquired entities from their respective acquisition dates through December 31, 1998. Accordingly, no amounts are reflected below for the nonpredecessor acquired entities before they were acquired by HomeServices in the third and fourth quarters of 1998. Dollars are in thousands unless otherwise noted.

                                                                 1998
                                    ---------------------------------------------------------------
                                        PREDECESSOR         HOMESERVICES              TOTAL                 1997
                                    ------------------- --------------------- --------------------- --------------------
Commission revenue.................  $74,893     86.8%    $169,647     89.0%    $244,540     88.4%   $191,083     89.0%
Title fees ........................    7,575      8.8       14,154      7.4       21,729      7.8      16,203      7.5
Other .............................    3,769      4.4        6,790      3.6       10,559      3.8       7,410      3.5
                                    --------- --------  ----------- --------  ----------- --------  ---------- --------
 Total revenues ...................   86,237    100.0      190,591    100.0      276,828    100.0     214,696    100.0
                                    --------- --------  ----------- --------  ----------- --------  ---------- --------
Commission expense ................   49,107     56.9      113,225     59.4      162,332     58.6     125,148     58.3
Acquisition related costs .........       --       --       18,271      9.6       18,271      6.6          --       --
Depreciation and amortization  ....    2,293      2.7        4,177      2.2        6,470      2.3       5,619      2.6
All other operating expense  ......   31,126     36.1       59,265     31.1       90,391     32.7      72,808     33.9
                                    --------- --------  ----------- --------  ----------- --------  ---------- --------
 Total operating expenses .........   82,526     95.7      194,938    102.3      277,464    100.2     203,575     94.8
                                    --------- --------  ----------- --------  ----------- --------  ---------- --------
Operating income (loss) ...........    3,711      4.3       (4,347)    (2.3)        (636)    (0.2)     11,121      5.2
Other income (expense), net  ......      (94)    (0.1)      (1,334)    (0.7)      (1,428)    (0.5)       (903)    (0.4)
                                    --------- --------  ----------- --------  ----------- --------  ---------- --------
Income (loss) before income taxes      3,617      4.2       (5,681)    (3.0)      (2,064)    (0.7)     10,218      4.8
Income taxes (benefit) ............    1,664      1.9       (2,247)    (1.2)        (583)    (0.2)      4,725      2.2
Minority interest..................       --       --           --       --           --       --         633      0.3
                                    --------- --------  ----------- --------  ----------- --------  ---------- --------
Net income (loss) .................  $ 1,953      2.3     $  (3,434)   (1.8)    $  (1,481)   (0.5)   $  4,860      2.3
                                    ========= ========  =========== ========  =========== ========  ========== ========
Selected Statistics:
Closed transaction sides ..........   18,578                41,580                60,158               48,631
Home sales volume (in millions)  ..  $ 2,458              $  5,741              $  8,199             $  6,183
Average home sales price ..........  $ 132.3              $  138.1              $  136.3             $  127.1

Revenues

   Total revenues for 1998 were $276.8 million, an increase of $62.1 million, or 28.9%, compared to 1997. Commission revenue from the real estate brokerage operations for 1998 was $244.5 million, an increase of $53.5 million, or 28.0%, compared to 1997. The increase in commission revenue for 1998 was a result of an increase in closed transaction sides. Closed transaction sides totaled 60,158 in 1998, an increase of 11,527, or 23.7%, compared to 1997, which includes the addition of the 6,136 closed transaction sides for the nonpredecessor acquired entities from their respective acquisition dates in 1998. The increase in commission revenue was also a result of the increase in average home sales price, which increased 7.2% in 1998 compared to 1997.

   Title fees for 1998 were $21.7 million, an increase of $5.5 million, or 34.1%, compared to 1997. The increase in the title fees in 1998 was due to an increase in the number of brokerage transactions and an increase in the number of refinancing transactions. The number of refinancing transactions increased in 1998 compared to 1997 primarily as a result of more favorable interest rates.

   Other revenues for 1998 were $10.6 million, an increase of $3.1 million, or 42.5%, compared to 1997, of which increase $1.2 million was attributable to nonpredecessor companies. The increase in other revenues of the predecessor was primarily a result of increased administrative fees, franchise fees and referral fees.

Commission Expense

   Commission expense from the real estate brokerage operations for 1998 was $162.3 million, an increase of $37.2 million, or 29.7%, compared to 1997. Of the total increase in commission expense, $19.4 million was attributable to the predecessor and the other $17.8 million was attributable to the nonpredecessor acquired entities. Commission expense as a percentage of commission revenue increased from 64.9% in 1997 to 66.4% in 1998 primarily due to a higher ratio of commission expense to commission revenue at the nonpredecessor acquired entities.

   Net commission revenue from the real estate brokerage operations for 1998 was $82.2 million, an increase of $16.3 million, or 24.7%, compared to 1997. Of the total increase in net commission revenues, $9.1 million was attributable to the predecessor and the other $7.2 million was attributable to the nonpredecessor acquired entities.

Acquisition Related Costs

   Upon acquiring the real estate brokerage companies, HomeServices established an asset for the value of pending real estate sales contracts. The value of these acquired contracts for 1998 was $18.3 million, compared to none in 1997. The entire $18.3 million value of such contracts was expensed in 1998. This was a noncash expense.

Depreciation and Amortization

   Depreciation and amortization for 1998 was $6.5 million, an increase of $0.9 million, or 15.1%, compared to 1997, primarily as a result of amortization of goodwill related to business acquisitions.

All Other Operating Expenses

   All other operating expenses for 1998 totaled $90.4 million, an increase of $17.6 million, or 24.1%, compared to 1997. The inclusion of the nonpredecessor acquired entities accounted for $7.3 million of this increase. The remaining increase in other operating expenses resulted from a $5.2 million increase in salaries and benefits (including $3.0 million for bonuses), a $2.3 million increase in business promotion and advertising expenses and a $3.0 million increase in other general expenses with respect to the predecessor. The bonus portion of salaries and benefits and business promotion and advertising costs for the real estate brokerage business were each affected by the increased transaction volume. As a percentage of total revenue, all other operating expenses decreased to 32.7% from 33.9%.

Other Income (Expense), Net

   Other income (expense) for 1998 and 1997 consisted primarily of interest expense. Interest expense for 1998 was $2.2 million, an increase of $0.7 million, or 42.7%, compared to 1997. Interest expense increased in 1998 primarily because HomeServices increased its outstanding indebtedness to finance the acquisitions of the nonpredecessor acquired entities. Initial financing was obtained through borrowings from MidAmerican Holdings. In the fourth quarter of 1998, most of those borrowings were refinanced with the proceeds of a $35.0 million private placement of 7.12% senior notes and borrowings of $25.0 million under a revolving credit facility. The other income was primarily interest income.

Income Taxes (Benefit)

   The income taxes (benefit) for 1998 is the summation of the income taxes of HomeServices and the predecessor. The predecessor had a higher effective tax rate because of amortization of goodwill that provided no tax deduction.

Net Income (Loss)

   Net income for the predecessor for the period from January 1, 1998 through May 27, 1998 (the date HomeServices acquired the predecessor) was $1.9 million. HomeServices reported a net loss of $3.4 million for the period from May 28, 1998 through December 31, 1998. HomeServices' results of operations for 1998 include the expensing of the value of real estate sales contracts that were pending at the date of acquisition, which resulted in an acquisition related noncash charge of $18.3 million that reduced 1998 net income by $10.9 million on an after-tax basis. The entire balance of such contracts was expensed as of December 31, 1998.

   YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

   The following table reflects selected information of the predecessor for the periods indicated in dollars and as a percentage of total revenues. Dollars are in thousands unless otherwise noted.

                                         1997                 1996
                                 -------------------- --------------------
Commission revenue .............  $191,083     89.0%   $179,378     82.9%
Title fees .....................    16,203      7.5      14,821      6.9
Other ..........................     7,410      3.5      22,092     10.2
                                 ---------- --------  ---------- --------
 Total revenues ................   214,696    100.0     216,291    100.0
                                 ---------- --------  ---------- --------
Commission expense .............   125,148     58.3     115,331     53.3
Depreciation and amortization  .     5,619      2.6       5,103      2.4
All other operating expenses  ..    72,808     33.9      85,162     39.4
                                 ---------- --------  ---------- --------
 Total operating expenses  .....   203,575     94.8     205,596     95.1
                                 ---------- --------  ---------- --------
Operating income (loss) ........    11,121      5.2      10,695      4.9
Other income (expense), net  ...      (903)    (0.4)     (2,582)    (1.2)
                                 ---------- --------  ---------- --------
Income before income taxes  ....    10,218      4.8       8,113      3.8
Income taxes ...................     4,725      2.2       3,263      1.5
Minority interest ..............       633      0.3       1,276      0.6
                                 ---------- --------  ---------- --------
Net income......................  $  4,860      2.3    $  3,574      1.7
                                 ========== ========  ========== ========
Selected Statistics:
Closed transaction sides  ......    48,631               47,836
Home sales volume (in
 millions)......................  $  6,183             $  5,783
Average home sales price  ......  $  127.1             $  120.9


Revenues

   Total revenues for 1997 were $214.7 million, a decrease of $1.6 million, or 0.7%, compared to 1996. Commission revenue for 1997 was $191.1 million, an increase of $12.4 million, or 6.9%, compared to 1996. The acquisition by the predecessor in July 1997 of HOME Real Estate accounted for approximately $10.0 million of the increase. The number of brokerage transactions involving the predecessor (excluding the July acquisition of HOME Real Estate) was 46,225 in 1997, a decrease of 1,611, or 3.4%, compared to 1996, primarily as a result of a change in market conditions. The decrease in the predecessor's transactions was more than offset by a 4.8% increase in the average home sales price resulting in an overall increase of 1.3% in the total dollar value of homes sold.

   Title fees for 1997 were $16.2 million, an increase of $1.4 million, or 9.3%, compared to 1996. The increase in title fees in 1997 was due to an overall increase in the number of brokerage transactions compared to 1996.

   Other revenues for 1997 were $7.4 million in 1997, a decrease of $14.7 million, or 66.5%, compared to 1996. In 1996, the predecessor had real estate development operations that contributed $14.0 million to other revenues. As part of its strategy, the predecessor reduced the significance of this line of business, which contributed only $0.4 million of other revenues in 1997.

Commission Expense

   Commission expense from the real estate brokerage operations for 1997 was $125.1 million, an increase of $9.8 million, or 8.5%, compared to 1996. Of the total increase in commission expense, $7.7 million was attributable to the acquisition of HOME Real Estate by the predecessor. Commission expense as a percentage of commission revenue increased from 64.3% in 1996 to 64.9% in 1997.

   Net commission revenue from the real estate brokerage operations for 1997 was $65.9 million, an increase of $1.9 million, or 2.9%, compared to 1996.

Depreciation and Amortization

   Depreciation and amortization for 1997 was $5.6 million, an increase of $0.5 million, or 10.1%, compared to 1996, primarily as a result of a $2.2 million increase in office property and equipment.

All Other Operating Expenses

   All other operating expenses for 1997 were $72.8 million, a decrease of $12.4 million, or 14.5%, compared to 1996. Although other operating expenses increased in 1997 by $2.1 million due to the acquisition of HOME Real Estate by the predecessor, these increases were more than offset by decreases resulting from a decrease in real estate development related costs. Cost of sales for the real estate development operations discussed under "Other" revenues above totaled $11.3 million in 1996. Additionally, the decrease resulted from the closure of seven offices in the Iowa area and the decrease in related costs, and reduced activity levels for 1997 as compared to 1996. As a percentage of total revenue, all other operating expenses decreased to 33.9% from 39.4%.

Other Income (Expense)

   Other income (expense) for 1997 and 1996 consisted primarily of interest expense. Interest expense for 1997 was $1.5 million, a decrease of $2.1 million, or 57.7%, compared to 1996. The decrease in interest expense is attributable to a $20.8 million reduction in borrowings under the predecessor's line of credit and the retirement of $4.0 million of subsidiary subordinated notes.

Income taxes

   The higher amount of income tax expense for the year ended December 31, 1997 as compared to the same period in 1996 is primarily the result of the difference in income before income taxes between the periods.

Net Income

   The predecessor's net income for 1997 was $4.9 million, an increase of $1.3 million compared to 1996. The major reasons for the increase included the acquisition of HOME Real Estate in July of 1997, decreased operating expense, decreased interest expense and a reduction in the minority owners' interest in its Edina Realty subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

   HomeServices' capital requirements consist primarily of working capital, capital expenditures and acquisitions. Historically, HomeServices has funded its working capital and capital expenditures using cash and cash equivalents on hand. Acquisitions have been financed through borrowings under its revolving credit facility, the private placement of the 7.12% senior notes, loans from MidAmerican Holdings and capital contributions. HomeServices' cash and cash equivalents totaled $2.9 million at March 31, 1999, compared to $3.1 million and $2.9 million at December 31, 1998, and March 31, 1998, respectively.

   Cash provided by operating activities was $2.2 million for the three months ended March 31, 1999, compared to cash used by operating activities of $1.1 million for the three months ended March 31, 1998. Cash provided by operating activities was $16.7 million for 1998, $5.3 million for 1997 and $2.1 million for 1996. The cash provided from operating activities for the year ended December 31, 1998 includes $4.3 million contributed by the predecessor and $12.4 million contributed by HomeServices. Cash provided by operating activities for the year ended December 31, 1998 was positively affected by the improvement in earnings excluding the effect of the $18.3 million noncash charge to earnings for acquisition related costs of HomeServices.

   Cash used in investing activities was $2.2 million for the three months ended March 31, 1999 compared to $0.3 million for the three months ended March 31, 1998. Cash used in investing activities was $100.0 million for 1998, $6.8 million for 1997 and $8.9 million for 1996. In 1998, cash used in investing activities was primarily a result of $74.4 million for the acquisition of the predecessor and $22.1 million for the acquisitions of the nonpredecessor acquired entities, net of cash received.

   Cash used by financing activities was $0.2 million for the three months ended March 31, 1999 compared to cash provided by financing activities of $1.7 million for the three months ended March 31, 1998. Cash provided by financing activities was $88.6 million for 1998 and $10.7 million for 1996, while cash used by financing activities was $1.6 million in 1997. Cash provided by financing activities in 1998 was primarily a result of capital contributions, borrowings under HomeServices' revolving credit facility, the issuance of its 7.12% senior notes and a loan from MidAmerican Holdings. Cash used by financing activities in 1997 was primarily a result of the repayment of certain indebtedness of the predecessor. In 1996, cash provided by financing activities was primarily a result of an increase in notes and contracts payable.

   In May 1998, HomeServices entered into a revolving credit agreement with MidAmerican Holdings to borrow funds from time to time, primarily to support the acquisition of the predecessor and the nonpredecessor acquired companies. The maximum indebtedness during the life of the agreement through March 31, 1999, was $54.2 million. The interest rate on borrowings is equal to the 30-day LIBOR rate plus 1% (5.96% at March 31, 1999). Interest expense recorded on this agreement totaled $1.3 million through March 31, 1999. As of December 31, 1998 and March 31, 1999, there were zero and $1.0 million, respectively, of borrowings under this agreement. On June 24, 1999, the revolving credit agreement with MidAmerican Holdings was amended to reduce MidAmerican Holdings' total commitment and HomeServices' borrowing capacity thereunder from $100.0 million to $10.0 million. Amounts borrowed are payable upon demand from MidAmerican Holdings.

   In November 1998, HomeServices obtained a $25.0 million, five year revolving credit facility that was fully utilized as of March 31, 1999. The credit availability under the revolving credit facility declines by $1.5 million every six months beginning in May 1999 through November 2003 with an $11.5 million balloon payment due in November 2003. Also, in November 1998, HomeServices issued $35.0 million of 7.12% senior notes due in annual increments of $5.0 million starting in 2004, with the final payment due in 2010. Under the terms of the 7.12% senior notes and the revolving credit facility, HomeServices may not issue, assume or guarantee debt that would cause its total debt to exceed 65% of total capitalization and must maintain equity capitalization of at least $25.5 million.

   HomeServices believes that the net proceeds that it receives from the offering, together with its cash flow from operations and borrowings under the revolving credit facility, will be adequate to meet its needs for working capital, capital expenditures, debt service, planned acquisitions and the continued development of its E-commerce platform. If, however, net proceeds from the offering and cash flow from operations are insufficient to satisfy HomeServices' liquidity requirements, it may need to raise additional funds through public or private financings or the formation of strategic joint ventures. HomeServices cannot assure you that such additional funding, if needed, will be available on favorable terms, or at all. If HomeServices raises additional funds in the future by issuing equity securities, the percentage ownership of its then current stockholders would be reduced, and those equity securities could be preferred securities having rights senior to the common stock.

   MARKET RISK

   At March 31, 1999, HomeServices had $35.0 million of redeemable fixed-rate long-term notes payable with a fair market value of $33.5 million. The notes are fixed-rate and therefore do not expose HomeServices to the risk of earnings loss due to changes in market interest rates. However, the fair value of the notes would decrease by approximately $1.1 million if interest rates on 10-year treasury notes were to increase by 100 basis points from their levels on March 31, 1999. In general, such a decrease in fair value would impact earnings and cash flows only if HomeServices were to reacquire all or a portion of these instruments prior to their maturity.

   At March 31, 1999, HomeServices had a $25.0 million floating-rate credit facility which was fully utilized. HomeServices has entered into a 3-year interest swap agreement covering $12.5 million of the credit facility, which reduces the exposure to interest rate changes. The interest rate differential from the swap agreement is reflected as an adjustment to interest expense over the life of the agreement. If the floating rates on LIBOR were to increase by 100 basis points from the March 31, 1999 levels, monthly interest expense, after taking into consideration the impact of the rate swap differential, would increase approximately $100,000. As of March 31, 1999, HomeServices could terminate the swap agreement and receive proceeds of $120,000. The termination costs of the swap agreement would impact HomeServices' earnings only if all or a portion of the swap instruments were terminated prior to their expiration or in the event of counterparty failure.

   YEAR 2000 COMPLIANCE

   What is generally known as the year 2000 computer issue arose because many existing computer programs and embedded systems use only the last two digits to refer to a year. Therefore, those computer programs do not properly distinguish between a year that begins with "20" instead of "19". If not corrected, many computer applications could fail or create erroneous results. The failure to correct a material year 2000 item could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect HomeServices' results of operations, liquidity and financial condition.

   The year 2000 issue could potentially impact systems critical to HomeServices including real estate listing, agent support, accounting, vendor and agent payment processing, payroll, and loan origination systems. HomeServices has performed an inventory of its potential year 2000 issues and has verified the readiness of approximately 80-85% of its systems. Under the current plan, HomeServices expects that all of its material systems will be upgraded by September 30, 1999. To date, HomeServices has incurred $1.9 million in costs related to addressing the year 2000 issue. HomeServices does not expect the total remaining cost of readiness to exceed $800,000.

   Additionally, HomeServices' business operations are heavily dependent upon service providers, most significantly communication providers. HomeServices is inquiring of its third-party vendors and service providers, including multiple listing service providers, regarding their year 2000 readiness. HomeServices expects to have this assessment complete and a contingency plan in place by August 1999. HomeServices' major software and hardware vendors and service providers have indicated that their systems currently are or will be year 2000 ready before December 31, 1999. HomeServices cannot assure you, however, that the systems of those companies will be converted in a timely manner or that the third parties will mitigate the effects of non-readiness. Any failure by HomeServices' third-party vendors and service providers to comply in a timely manner could have a material adverse effect on its operations.

   In each of HomeServices' future acquisitions, HomeServices intends to evaluate the systems of the acquired companies to determine whether their systems are year 2000 ready. If an acquired company's systems are not year 2000 ready, HomeServices intends to prepare a plan to bring the systems into a state of readiness. While HomeServices cannot guarantee you that all future acquired companies will be year 2000 ready on a timely basis, the cost of bringing such companies into a state of readiness is not expected to have a material adverse effect on HomeServices' financial condition or results of operations.

   SEASONALITY

   HomeServices' real estate brokerage business is subject to seasonal fluctuations because fewer home sale transactions tend to close during the first and fourth quarters of the year. Accordingly, revenues of some of HomeServices' operating subsidiaries historically have been strongest in the second and third quarters of the calendar year. While commissions are paid to sales associates only upon the sale of a home, many of HomeServices' other expenses, such as rent, are fixed. As a result, on a consolidated basis, the relationship between HomeServices' expenses and revenues may be subject to significant fluctuation on a quarter-to-quarter basis.

   IMPACT OF INFLATION AND INTEREST RATE CHANGES

   HomeServices' results of operations are sensitive to changes in the U.S. economy and the economies of the markets in which it operates and, to a lesser extent, interest rates, particularly home mortgage rates. During periods of inflation, the value of residential real estate increases. While increases in the value of residential real estate typically lead to corresponding increases in HomeServices' commissions per transaction side, inflation typically also causes mortgage interest rates to increase. As mortgage interest rates increase, the level of residential transaction volume declines, leading to decreased commission revenue and decreased revenue from the related ancillary services. Additionally, HomeServices' title businesses receive revenues from refinancing transactions that also decline during periods of high interest rates.

                                   BUSINESS

OVERVIEW

   HomeServices.Com Inc. is the second largest residential real estate brokerage firm in the United States based on closed transaction sides on a pro forma basis. HomeServices also offers integrated real estate services, including mortgage and title insurance services, and is developing various related E-commerce services. HomeServices currently operates primarily under the Edina Realty, Iowa Realty, J.C. Nichols, CBS HOME or Paul Semonin Realtors brand names in the following ten states: Minnesota, Iowa, Kansas, Missouri, Kentucky, Nebraska, Wisconsin, Indiana, North Dakota and South Dakota. On a pro forma basis in 1998, HomeServices was the market leader in the Midwestern residential real estate brokerage industry in terms of closed transaction value. HomeServices occupies the number one or number two market share position in each of its major markets. The real estate brokerage firms that comprise HomeServices manage 136 branch offices, have more than 4,900 sales associates and have operated for an average of approximately 51 years.

   On a pro forma basis for the year ended December 31, 1998, HomeServices closed more than 79,000 transaction sides (with a transaction side being either the buying side or selling side of any closed home purchase), representing an aggregate of approximately $11.1 billion in closed transaction value. Of these 79,000 transactions, HomeServices represented approximately 40,000 buy-side transactions. On a pro forma basis for the year ended December 31, 1998, HomeServices had total revenues of approximately $357.8 million and EBITDA of approximately $29.4 million. Over the four-year period ended December 31, 1998, HomeServices' total revenues on an historical basis increased from approximately $71.1 million to $276.8 million and its EBITDA increased from approximately $5.9 million to approximately $24.1 million.

   In addition to providing traditional residential real estate brokerage services, HomeServices also cross sells to its existing real estate customers preclosing services, such as mortgage origination, closing administrative services and title abstracting. On a pro forma basis for the year ended December 31, 1998, HomeServices generated revenues from these services of approximately $26.6 million. HomeServices also provides referrals for other preclosing and postclosing services provided by third parties, such as home warranty, home inspection, home security, property and casualty insurance, home maintenance and home repair and intends to significantly expand these services in the future, particularly through E-commerce. HomeServices believes that it has established an on-line presence that will enable it to capitalize on its brand awareness and existing customer relationships to expand its developing E-commerce platform. HomeServices believes that its E-commerce platform will enable it to offer new products, services and referrals, including E-loans, and to increase sales of its existing products and services. HomeServices has established hyperlinks between its own website and leading Internet real estate websites, such as Realtor.com, and the websites of local newspapers in HomeServices' existing markets. In addition, HomeServices has established hyperlinks between its own website and the separate websites maintained by its real estate brokerage subsidiaries and promotes its website in all of its marketing programs.

   According to industry sources, the average home ownership life cycle lasts seven years. This seven-year cycle includes the process of buying a home, maintaining and repairing the home over the years, and eventually reselling and purchasing a new home. Of this seven-year cycle, the real estate broker's relationship with its customer during the listing process and sale and purchase transaction has typically lasted for 90-120 days. According to a 1997 survey conducted for the National Association of Realtors, 78% of the recent home buyers who responded to the survey stated that the opportunity to handle some or all of their home buying services through their real estate company would be appealing to them, while 66% stated that if they had the opportunity to redo their own home buying experience, they would choose a real estate company that offers "one-stop shopping". HomeServices believes that the strong relationships it develops with its customers afford it a unique opportunity to expand its business by maintaining and strengthening its customer relationships by offering, at no cost to its customers, referrals for additional basic home services initiated at closing and a variety of other products and services used after the closing of a home purchase. HomeServices believes that by offering these additional services to its customers, particularly by means of E-commerce, it can assist its customers through each stage of the average seven-year home ownership life cycle and maintain its customers throughout the home ownership experience. HomeServices believes that the customer knowledge that it gains during the sale and/or purchase process allows it to target its particular services to the home buyer's specific needs. HomeServices receives referral fees from the service providers under contracts entered into with the service providers. In addition, HomeServices believes it will be able to generate banner advertising revenues from its E-commerce operations.

   HomeServices' consumer-centric business model of the typical home ownership experience is illustrated by the diagram below which depicts the stages of the average home ownership life cycle and the business opportunities for HomeServices throughout the cycle:

   CONSUMER-CENTRIC BUSINESS MODEL OF THE TYPICAL HOME OWNERSHIP EXPERIENCE

    [DIAGRAM OF THE VARIOUS STAGES OF THE TYPICAL HOME OWNERSHIP LIFE CYCLE]

------------
* HomeServices plans to make these referral services available to Internet customers generally by means of E-commerce at no cost to the customer. HomeServices currently provides referrals for a variety of Concierge Services and Home Dividends services to its existing customers for no charge. HomeServices generates referral fees from service providers pursuant to agreements with the service providers. In addition, HomeServices believes that it will be able to generate banner advertising revenues in the future as a result of its E-commerce operations.

   HomeServices is a holding company and conducts all of its operations through its real estate brokerage subsidiaries. The following chart is a summary of HomeServices' organizational structure, including its principal real estate brokerage subsidiaries, as of the offering. The chart also includes the states in which each real estate brokerage subsidiary operates and the year each real estate brokerage subsidiary began operations.

                             [ORGANIZATIONAL CHART]

------------
* CBS HOME Real Estate was formed in 1998 as a result of a merger between HOME Real Estate Holdings Inc. (which began operations in 1987) and CBS Real Estate Company (which began operations in 1964).

   The following chart lists the preclosing services and Concierge Services currently being offered or referred by each of HomeServices' real estate brokerage subsidiaries.

                                        EDINA REALTY      IOWA REALTY     J.C. NICHOLS      CBS HOME     PAUL SEMONIN
                                      ---------------- ---------------  ---------------- ------------  ----------------
Title ...............................      [check]          [check]                         [check]         [check]
Escrow ..............................      [check]          [check]                         [check]         [check]
Mortgage ............................      [check]          [check]          [check]        [check]         [check]
Property and casualty insurance  ....      [check]          [check]          [check]
Home warranty .......................      [check]          [check]          [check]        [check]         [check]
Home inspection .....................      [check]          [check]                         [check]
Home security .......................      [check]          [check]          [check]        [check]

GROWTH STRATEGY

   HomeServices' business objective is to become a seamless one-source provider of a comprehensive menu of products and services for the total home ownership experience. HomeServices believes that this goal will be achieved particularly by means of E-commerce. HomeServices' growth strategy comprises the following elements:

   o Selective acquisitions and consolidations. HomeServices intends to continue to expand into new geographic markets within the highly fragmented United States residential real estate brokerage industry through the acquisition of high quality, leading real estate brokerage firms with local brand name recognition and significant market share in their existing markets. HomeServices will also continue to pursue opportunities to consolidate two or more acquired companies where such consolidation would create a leading real estate brokerage firm within its existing market while providing the new entity opportunities to increase revenues through cross selling its products and services. HomeServices has demonstrated its ability to successfully close and integrate real estate brokerage acquisitions in the past. Since May 1998, HomeServices has acquired and integrated into its operations six major residential real estate brokerage firms.

   o Expanding its presence in its existing markets. HomeServices is the market leader in the Midwestern residential real estate brokerage industry in terms of pro forma 1998 year-end closed transaction value, occupying the number one or number two market share position in each of its major markets. HomeServices believes that each of its real estate brokerage firms has achieved brand recognition and a reputation among consumers for quality and consistency. HomeServices also believes that it is well positioned to expand the coverage of its existing markets under the same brand names primarily through opening additional offices, hiring additional sales associates and the incremental acquisition of operations adjacent to HomeServices' existing service areas.

   o Cross selling real estate related products and services. HomeServices believes that the information it gathers about consumers through the home purchasing transaction advantageously positions it to cross sell its existing products and services and to generate referrals for new products and services provided by third parties (including home maintenance and repair) to its existing realty customer base. These existing products and services include, most significantly, mortgage origination, title insurance and escrow services, as well as referrals for services such as property and casualty insurance, home warranty, home inspection and home security. HomeServices earns fees from the providers of these services for loans or sales originated by it at no cost to the customer. As HomeServices acquires additional real estate brokerage firms, it will expand the cross selling of such products to the customers of the newly acquired companies, thereby further maximizing revenue opportunities from its real estate buyers.

   o Offering referrals for various home care and other products and services, particularly by means of E-commerce. HomeServices currently offers to its existing realty customers referrals for certain home care products and services and plans to significantly expand its referral services to include various additional home care products and services, including Concierge Services, Home Dividends services, E-commerce related services and nonrealty related services. HomeServices believes that by offering these additional products and services, it will be able to serve the needs of homeowners throughout the complete home ownership cycle. HomeServices expects these referrals to be accessible by telephone as well as the Internet. HomeServices will provide these services to its customers at no cost while generating referral fees from third-party service providers of such products and services. In addition, HomeServices believes that it will be able to generate banner advertising revenues from its E-commerce operations. HomeServices expects to offer the following types of services to new and existing customers, particularly through HomeServices' developing E-commerce platform:

     -- Concierge Services to assist home purchasers at and after closing. Through its Concierge Services, HomeServices intends to offer its home buyers the opportunity to obtain in a timely and efficient manner the basic home services (which are initiated at closing) necessary to operate a new home. These offerings generally include the following services, some of which HomeServices currently provides referrals for: local and long distance telephone service, Internet service, cable television, newspaper delivery, home security, home warranty, property and casualty insurance, electricity and natural gas, waste disposal and moving. Since these services are necessary to the home buyer and a consumer decision usually must be made by closing, HomeServices believes that, given its strong relationship with and access to its customers, there are significant opportunities to earn revenues by offering referrals for such services to its customers.

     -- Home Dividends services to assist home purchasers with home maintenance and repair. Through its Home Dividends services, HomeServices plans to offer referrals for home maintenance and repair products and services that home owners generally need shortly following a home purchase and throughout the typical cycle of home ownership. HomeServices intends to offer customers referrals for quality products and services such as roofing, siding, decking, remodeling, windows, landscaping, plumbing, electrical, heating, ventilation and air conditioning and appliances.

     -- Broad-based E-commerce services. Through its developing E-commerce operations, HomeServices intends to offer E-loans to its existing real estate customers and other Internet users, as well as provide referrals for other products and services offered as part of HomeServices' Concierge Services and Home Dividends operations. HomeServices believes that it will have the capability to offer E-loan services by the end of the third quarter of 1999.

     -- Nonrealty related referrals. HomeServices believes that as an extension of its Concierge Services and Home Dividends programs, it will have the opportunity to offer referrals to vendors of products and services that are not directly related to home ownership. HomeServices believes that these referrals may include entertainment, leisure and recreational activities and consumer products and services of a more general nature for its existing realty customer base and for Internet customers generally.

     While HomeServices currently provides some of these products and services through traditional means, such as referrals for certain Concierge Services (e.g., home warranty, home inspection and home security), it believes that its developing E-commerce platform will enable it to significantly grow this aspect of its business.

COMPETITIVE STRENGTHS

   HomeServices believes that the following competitive strengths differentiate it from its real estate brokerage competitors:

   o Long-established presence in its markets with well-recognized brand names and leading market shares. The real estate brokerage firms that comprise HomeServices have an average operating history in excess of approximately 51 years. These companies command the number one or number two position in each of HomeServices' major markets and enjoy strong brand-name recognition, attributes from which HomeServices expects to benefit as it expands its service offerings.

   o Comprehensive range of services. HomeServices' current product offerings position it as one of the few full-service providers in the residential real estate industry. HomeServices' ability to offer brokerage, preclosing and postclosing products and services in a "one-stop shopping" experience preferred by customers differentiates it from most of its competitors and enables it to generate incremental revenues by cross selling services to its existing realty customer base.

   o Larger scale of operation than the competition. As one of the leading companies in the industry, HomeServices enjoys certain economies of scale and is able to spread costs and investments, such as marketing and technology, over a larger revenue base. In addition, HomeServices' size permits it to offer and cross sell efficiently a broader array of services than smaller firms and enables it to take advantage of acquisition and consolidation opportunities.

   o Experienced management. The five chief executive officers of HomeServices and its real estate brokerage subsidiaries have an average of 27 years of experience in the real estate industry, including leadership positions in national realty organizations. This senior management team combines a deep knowledge of HomeServices' local markets with an understanding of industry trends and a proven ability to identify, effect and integrate acquisitions.

   o Efficient sales associates. HomeServices is dedicated to the recruitment, training and retention of both new and experienced sales associates. HomeServices provides extensive programs aimed at improving sales associates' marketing skills and increasing their knowledge and awareness of the issues and laws affecting the real estate industry. While industry results vary widely, the productivity of HomeServices' sales associates has increased by 7.1% on a pro forma basis to an average of 16.5 transaction sides per sales associate in 1998 from 15.4 transaction sides per sales associate in 1996. Based on information provided by Real Trends, an industry publication, HomeServices estimates that the average transaction sides per sales associate was
      13.2 in 1998 for the top 500 residential real estate brokerage firms (based on closed transaction sides). HomeServices believes the productivity level of its sales associates is among the highest in the industry. HomeServices intends to continue to recruit additional highly qualified sales associates, targeting, in particular, sales associates with experience in the real estate industry and longstanding referral relationships within the community. Since January 1, 1998, HomeServices has added approximately 275 sales associates on a pro forma basis to its branch network.

INDUSTRY

   HomeServices believes that the residential real estate industry has undergone a period of continued growth which, combined with certain characteristics and trends (the most important of which are discussed below) creates an opportunity for HomeServices to leverage its strengths to its competitive advantage.

   o Fragmentation. The residential real estate brokerage industry remains primarily a local and highly fragmented industry. According to Real Trends, in 1998, the companies comprising HomeServices and the other top four residential brokers accounted for only 6.0% of the total national market based on closed transaction sides, while the top 480 firms accounted for only 20.0%. HomeServices believes this fragmentation presents it with numerous acquisition opportunities.

   o Emergence of the Internet. In the real estate and mortgage business, the Internet is fast becoming a major marketing tool. According to industry analysts, mortgage originations over the Internet are expected to grow from $4.0 billion in 1998 to nearly $100.0 billion by 2003 as customers recognize the convenience and benefits of shopping for and refinancing their mortgages and home equity loans on-line. HomeServices believes that in addition to marketing its traditional residential brokerage, mortgage and title services on-line, the Internet provides it with significant opportunities to offer its Concierge Services and Home Dividends services. As part of its strategy, HomeServices will seek to attract Internet customers outside of its existing realty customer base by providing a broad array of E-commerce offerings, which may be tailored to the local or regional markets in which it operates or provided on a more expansive basis.

   o Size and Recent Growth of Market. Based on information reported by the National Association of Realtors and the United States Census Bureau, the 1998 domestic residential real estate market for existing and new home sales consisted of more than 11.7 million transaction sides, representing more than $950.0 billion in closed transaction value. In recent years, the overall domestic residential real estate market has demonstrated continued growth in home sales and rising home prices. According to the National Association of Realtors, sales of existing single-family homes in the Midwest reached 1.2 million in 1998, which represents an average annual growth rate of 5.6% since 1990. In addition, the sales growth has accelerated in recent years, as evidenced by average annual growth of 6.9% since 1995. In 1998, the Midwest regional median price for existing single-family homes was $114,300, which represents an annual increase of 6.8% from 1997 and 5.4% since 1990. Rising home prices, however, have apparently not impaired home affordability, with the National Association of Realtors' Housing Affordability Index remaining relatively stable since 1994.

REAL ESTATE BROKERAGE OPERATIONS

   The following chart depicts the number of branch offices, sales associates and employees as of May 31, 1999 and the number and volume of transactions for 1998 for HomeServices. All figures are presented on a pro forma basis.

                                                                                             PAUL     HOMESERVICES
                                  EDINA REALTY    IOWA REALTY   J.C. NICHOLS    CBS HOME   SEMONIN      (TOTAL)
                                 -------------- -------------  -------------- ----------  --------- --------------
Branch Offices .................         70             30             16             9        11           136
Sales Associates ...............      2,143            965            700           497       658         4,963
Employees ......................        664            301            165           125       103         1,358
Number of Transactions(1) for
 1998...........................     31,000         20,000         10,000        10,000     8,000        79,000
Volume of Transactions for 1998
 (in billions)..................      $4.6           $2.4           $1.5          $1.5       $1.1        $11.1

------------
(1) This figure includes the two sides of a home purchase transaction (i.e., buying and selling). 79,000 represents the total number of closed transaction sides, of which approximately 40,000 were buy side transactions.

   HomeServices acts as a broker or agent in residential real estate transactions. In performing these residential real estate services, HomeServices represents either the seller, as the listing broker, or the buyer, as the buyer's agent, in the sale. When acting as a broker for the seller, HomeServices provides its customers with the following services:

   o  assisting the seller in pricing the property and preparing it for sale;

   o  advertising the property and showing it to the buyer;

   o  assisting the seller in negotiating the terms of the sale;

   o ensuring that the transaction is in compliance with any applicable federal, state and local regulations; and

   o  closing the transaction.

   In exchange for providing these services as the seller's broker, the seller pays HomeServices a commission upon the closing of the real estate transaction, which is generally a fixed percentage of the sales price. Gross listing commissions typically range from 5% to 7% of the sales price and may be shared between the seller's broker and the buyer's broker. When acting as the seller's broker, HomeServices enters into an exclusive agency relationship with the seller, which means that HomeServices is entitled to receive a sales commission upon the closing of the sale transaction regardless of whether HomeServices, the seller or any other person locates the buyer.

   When acting as a broker for the buyer, HomeServices provides its customers with the following services:

   o assisting the buyer in locating properties that come within the buyer's personal and financial specifications;

   o  showing properties to the buyer;

   o  assisting the buyer in negotiating the terms of the sale;

   o monitoring compliance of the transaction and the property with any applicable federal, state and local regulations; and

   o  closing the transaction.

   In exchange for providing these services as the buyer's broker, HomeServices receives a commission upon the closing of the real estate transaction that is generally a fixed percentage of the purchase price. With the consent of the seller's broker, this commission is usually payable from the sales commission paid by the seller to the seller's broker.

   In transactions in which HomeServices is acting as a broker on one side of a transaction (either the buying side or the selling side) and a third-party broker is acting as broker on the other side of the transaction, HomeServices will typically share approximately 50% of the sales commission with the other broker. In certain circumstances, and only with the consent of both the buyer and seller, HomeServices may act as the buyer's broker and the seller's broker in the same transaction. HomeServices receives 100% of the sales commission in transactions in which it acts as the sole broker.

   Typically, the percentage of the real estate commissions that is paid to HomeServices' sales associates will vary based on factors determined by HomeServices, such as sales associate productivity and rates that are paid to competing associates in the same local or regional market. The percentage of total commissions which HomeServices has paid to sales associates has averaged approximately 65% over the past three years.

   The following table sets forth the real estate sales commissions and related data of HomeServices during the periods indicated below. These results are shown on a pro forma basis, including all entities shown in the March 31, 1999 unaudited pro forma financial statements.

                                              YEARS ENDED                THREE MONTHS
                                              DECEMBER 31,              ENDED MARCH 31,
                                   -----------------------------------------------------
                                      1996        1997       1998       1998      1999
                                   ---------- ----------  ---------- ---------  --------
                                                   (DOLLARS IN THOUSANDS)
Sides.............................    70,792      69,833     79,598     13,596    15,024
Average sales price per home .....  $  122.3    $  130.0   $  138.9    $ 129.1   $ 134.4
Average commission rate per side         3.0%        3.0%       2.9%       3.1%      3.1%
Real estate sales commissions ....  $263,805    $273,111   $320,216    $54,556   $63,124

SALES ASSOCIATES

   HomeServices had more than 4,900 sales associates as of May 31, 1999 after giving effect to the Paul Semonin Realtors acquisition. Sales associates are not employees of HomeServices, but operate under independent contractor agreements. Each sales associate signs an independent contractor agreement with HomeServices that establishes the relationship between the sales associate and HomeServices as that of an independent contractor rather than employee and employer. Under this agreement, HomeServices agrees that the sales associate may share with other sales associates and sales assistants the use of HomeServices' offices and facilities for the purposes of engaging in the real estate brokerage business. The sales associate agrees to be responsible for his or her personal business expenses and payment of all state and federal income taxes and self-employment taxes. The sales associate further agrees that all listings will remain the separate and exclusive property of HomeServices. Either HomeServices or the sales associate can terminate the independent contractor relationship at any time upon written notice given to the other.

   As independent contractors, sales associates are paid solely by commission on the basis of closed sales transactions and do not receive a salary or benefits from HomeServices, although they may have access to certain benefits through HomeServices' plans. Upon the consummation of the offering, sales associates will be eligible to participate in HomeServices' non-employee stock purchase plan. Sales associates have participated in prior stock purchase plans maintained on their behalf. HomeServices maintains errors and omissions insurance coverage, referred to herein as E&O insurance, for each of its sales associates. Some of HomeServices' real estate brokerage subsidiaries require their sales associates to contribute towards the maintenance of such E&O insurance.

   HomeServices is dedicated to the recruitment, training and retention of its sales associates. HomeServices provides extensive training programs for its new and experienced sales associates aimed at improving their marketing skills and increasing their knowledge and awareness of the issues and laws affecting the real estate industry and their productivity. New sales associates attend a four-week training program which prepares them for entry into the real estate brokerage industry. Additional training is provided after sales associates have worked in the field. Finally, more seasoned sales associates have access to an eight-week program which is structured to improve their business and professional skills. While industry results vary widely, the productivity of HomeServices' sales associates has increased by 7.1% on a pro forma basis to an average of 16.5 closed sides per sales associate in 1998 from 15.4 closed sides per sales associate in 1996. HomeServices believes the productivity level of its sales associates is among the highest in the industry.

MORTGAGE OPERATIONS

   HomeServices offers mortgage origination services, primarily for loans in which it acted as the broker in the home purchase transaction. Originations refer to the general process of arranging mortgage financing on behalf of the customer for the purchase of property or for the refinancing of an existing mortgage. HomeServices currently provides a substantial portion of these mortgage origination services through a residential joint venture with Norwest Mortgage Inc., a subsidiary of Norwest Bank and the largest mortgage originator in the United States. The joint venture employs loan originators and supervisory staff and purchases processing, underwriting and closing services from Norwest Mortgage. Since Norwest Mortgage underwrites and services the mortgages, HomeServices retains none of the servicing responsibilities or liabilities for the mortgages it originates.

   Plaza Mortgage, a wholly owned subsidiary of J.C. Nichols, also originates, processes, underwrites and closes mortgages. Plaza Mortgage's underwriting loan commitments are contractual obligations in its own name to mortgage loan applicants. Before underwriting the loan commitment, Plaza Mortgage performs a credit analysis to confirm that the loan would meet the particular guidelines established by several investors with whom Plaza Mortgage has established relationships. Prior to closing with the mortgage applicant, Plaza Mortgage obtains a commitment that an investor will purchase the loan after the closing at an agreed upon price on the condition that the loan meets the investor's particular investment guidelines. Plaza Mortgage then sells the mortgage, typically within two weeks, to the investor and, after it is sold, retains no service rights or interest rate risk.

   In 1998, HomeServices originated approximately $461.2 million in mortgages, of which approximately 80% represented mortgages originated by HomeServices through its joint venture with Norwest Mortgage Inc., 15% represented mortgages originated and underwritten by Plaza Mortgage and approximately 5% represented mortgages originated by Plaza Mortgage and underwritten by loan providers other than Norwest Mortgage and Plaza Mortgage. On a pro forma basis for the year ended December 31, 1998 and the three months ended March 31, 1999, approximately $2.2 million and $675,000 of HomeServices' revenues were generated by its mortgage operations.

TITLE, ESCROW AND CLOSING SERVICES

   In all markets in which it operates other than Iowa and Kansas, HomeServices performs abstracting, examination, search, endorsements, recordation, preparation of title policy documents (as agent for Chicago Title) and closing services as part of its title insurance services. HomeServices acts as a title agent in such transactions and does not underwrite the insurance. Iowa is the only state that does not authorize residential title insurance. Instead, Iowa uses abstract companies to provide the history (abstract) to lawyers for their review and warranty. In Iowa, HomeServices prepares property abstracts for titles for real estate agencies, attorneys, financial institutions and other parties involved in the selling or financing of real estate. Kansas significantly restricts residential real estate brokers from also performing title operations. HomeServices receives fees for all of the above services in addition to retaining a substantial portion of title insurance premiums in states other than Iowa and Kansas.

   In addition, HomeServices owns an escrow services company which provides a range of real estate closing services to home buyers and sellers, including third-party closings in which HomeServices is not otherwise involved. These services include escrowing funds and processing closing documents. Revenues from title, escrow and closing services are generated by transaction fees, which tend to fluctuate with HomeServices' brokerage revenues. A total of 32% of title, escrow and closing revenues have come from transactions in which HomeServices is not the real estate broker. On a pro forma basis for the year ended December 31, 1998 and the three months ended March 31, 1999, approximately $24.5 million and $4.6 million of HomeServices' revenues were generated by its title, escrow and closing services.

RELOCATION SERVICES

   HomeServices offers corporations a variety of specialized services primarily concerned with facilitating the resettlement of transferred employees. HomeServices believes that these relocation services minimize the stress and inconvenience for the transferees and their families while maximizing cost-effectiveness to the corporations. These relocation services generally include:

   o  home-finding assistance;

   o  home-selling assistance;

   o  group-move coordination;

   o  inspection services;

   o  international relocation assistance;

   o  cost-of-living comparisons;

   o  school and neighborhood comparisons;

   o  moving services;

   o  mortgage services; and

   o  expense management.

   HomeServices believes that it has established itself as a prominent provider of relocation services, serving over 1,380 corporate clients and their employees since 1995. Clients can select these programs and services on a fee basis according to their needs. Representative clients for HomeServices' relocation services include Damark International Inc., Land O'Lakes Inc., National Car Rental System, Inc., Blue Cross Blue Shield of Iowa, Continental Western Insurance Company, Mutual of Omaha Insurance Company and the NCAA.

   HomeServices also maintains alliances with many major third-party relocation companies, including Cendant Mobility Services, Prudential Relocation, Associates Relocation Management Company, Inc., Relocation Resources, MRI Relocation, Executive Relocation, Weichert Relocation Services, Pinnacle Relocation Services, Paragon Relocation, Long & Foster Relocation, DeWolfe Relocation, CTS Corporate Transfer Service and Plus Relocation who retain HomeServices to provide relocation assistance to their clients. In return for these referrals, HomeServices remits to the third-party relocation companies a fixed percentage of its commissions from any home sales.

   HomeServices believes that the relocation services it provides to corporate clients, directly or indirectly through major third-party relocation companies, enable it to develop longstanding relationships with the transferred employees themselves. HomeServices believes that these transferred employees are particularly in need of Concierge Services and Home Dividends services because they most likely would be relocating to areas unfamiliar to them. In 1998, HomeServices generated approximately $365,000 in fees for relocation services.

CONCIERGE SERVICES

   HomeServices believes that it will be able to effectively provide its customers, and particularly its buy-side customers, a broader and more comprehensive range of services than its competitors by offering Concierge Services, at no cost. Concierge Services arrange for the initiation at closing of basic home services necessary to the home buyer (such as local and long-distance telephone service, Internet service, cable television, newspaper delivery, home security, home warranty, property and casualty insurance, electricity, natural gas, waste disposal and moving). HomeServices believes it is especially well-positioned to offer Concierge Services, on a targeted basis, to its captive buy-side customers with whom it has developed relationships during the home purchasing experience.

   HomeServices has begun to offer referrals for a variety of these Concierge Services through Edina Realty and certain other subsidiaries and intends to commence offering these services on a company-wide basis in the fourth quarter of 1999. HomeServices is currently offering referrals for the following Concierge Services:

   o  local and long distance telephone service;

   o  Internet service account establishment;

   o  newspaper delivery;

   o  home security (including monthly monitoring);

   o home warranty (provided by the seller to the buyer as to the nonstructural condition of the home, such as the condition of the heating and air conditioning units);

   o  home inspection;

   o  property and casualty insurance;

   o  waste disposal;

   o  lawn service;

   o  moving; and

   o  locksmith.

   HomeServices currently provides referrals to its existing real estate customers through traditional means. HomeServices intends to make these Concierge Services available to its existing realty customer base and Internet customers generally by means of E-commerce.

   HomeServices continues to evaluate the types of Concierge Services that it provides and opportunities for expansion. HomeServices receives third-party referral fees for the services listed above from the service providers pursuant to contracts that it has already entered into with the service providers. On a pro forma basis for the year ended December 31, 1998 and the three months ended

March 31, 1999, approximately $764,000 and $522,000 of HomeServices' revenues were generated by these Concierge Services. HomeServices plans to significantly expand the types of Concierge Services that it provides and expects to derive a greater percentage of its revenues in the future from Concierge Services.

HOME DIVIDENDS SERVICES

   As part of promoting a "one-stop shopping" experience for its customers at closing and throughout the seven-year home ownership cycle, HomeServices plans to provide to its existing customers and to Internet customers generally, through E-commerce, at no cost, referrals for house maintenance and repair related products and services. These products and services will be provided by third-party providers. HomeServices believes that these Home Dividends services will assist a new homeowner through each stage of the home ownership cycle by simplifying their search process for third-party service providers. HomeServices intends to screen and monitor these third-party service providers to ensure that they meet pre-established quality performance standards. These third-party providers will offer services such as:

   o  roofing;

   o  siding;

   o  decking;

   o  remodeling;

   o  windows;

   o  landscaping;

   o  plumbing;

   o  electrical;

   o  heating, ventilation and air conditioning; and

   o  appliances.

In exchange for referring its existing customers to these third-party providers, HomeServices will receive referral fees from the actual third-party providers. HomeServices plans to make these Home Dividends services accessible through the Internet as part of its E-commerce operations. HomeServices believes it will generate revenues from banner advertising on its websites in addition to the referral fees it receives.

E-LOANS

   As a part of its E-commerce operations, HomeServices intends to offer to its existing real estate customers and other Internet customers generally the opportunity to originate and refinance mortgages and home equity loans on-line. HomeServices currently provides mortgage origination services but intends to transition these services on-line through E-loans. HomeServices believes its E-commerce operations will position it to earn banner advertising revenues from its websites in addition to the fee-based origination and referral fees.

MARKETING

   Real Estate

   HomeServices markets its real estate brokerage, mortgage origination, insurance and other ancillary services through a multimedia program. This program includes advertising through major area and local newspapers, the Internet, real estate publications, radio, television, catalogs and direct mail. HomeServices also promotes its websites and E-commerce offerings through these media outlets. HomeServices' advertising and marketing expenses vary based on closed transaction volume and are funded both through commission revenue earned by HomeServices and a marketing fee paid by sales associates to HomeServices. In 1998, HomeServices incurred $13.8 million in business promotion and advertising expense.

   HomeServices' individual sales associates also often market HomeServices' business through similar marketing tools as HomeServices. Sales associates are responsible for purchasing the marketing tools they use in their business.

   E-commerce Offerings to an Expanded Customer Base

   HomeServices believes that it can attract Internet customers outside of its existing realty customer base by providing a broad array of E-commerce services. These E-commerce services will include E-loans and referrals for products and services offered as a part of HomeServices' Concierge Services and Home Dividends that may be tailored to the local or regional market in which HomeServices operates or provided on a more expansive basis. HomeServices intends to market its E-commerce service and product offerings, particularly through on-line advertising and reciprocal hyperlinks to other websites that are likely to attract potential home buyers. HomeServices believes that it has already established an on-line presence through its own website and the websites of its brokerage subsidiaries. HomeServices has already established hyperlinks with leading Internet real estate websites, such as Realtor.com, and with websites of local newspapers in HomeServices' existing markets. These hyperlinks enable HomeServices to access both its existing customers and Internet customers generally without having to incur significant advertising expense.

COMPETITION

   The residential real estate brokerage business throughout the United States is highly competitive and is characterized by many small real estate brokerage firms, a few major regional players and a multiregional player. Despite the fragmented nature of the real estate brokerage business, each of HomeServices' residential real estate brokerage firms commands the number one or number two position in each of its respective major markets. The different types of real estate operations include independent brokers, franchises and co-owned stores.

   In the residential real estate brokerage business, HomeServices' real estate brokerage firms compete in their existing markets with regional multioffice independent and franchise real estate organizations, such as Coldwell Banker Burnet and J. D. Reece Realtors, as well as local single office independent real estate organizations. HomeServices also competes nationally with franchise real estate organizations, such as NRT Incorporated (which operates a number of offices under the franchised Century-21, ERA and Coldwell Banker brand names), RE/MAX franchises, GMAC and The Prudential. Companies compete for real estate brokerage business primarily on the basis of services offered, reputation, personal contacts, and, to some degree, price. HomeServices believes that its major competitors in 1999 in the acquisition of other real estate brokerage businesses will be franchise organizations, such as NRT Incorporated and RE/MAX.

   In the real estate brokerage business, companies also compete to obtain the most qualified and experienced sales associates. Competition for these sales associates is based on commission fee rates, services the company offers, its reputation and personal contacts.

   In its mortgage loan origination business, HomeServices competes with other mortgage originators, such as mortgage bankers, state and national banks, and thrift institutions, some of which have substantially greater resources than HomeServices. HomeServices competes for loan origination business based on services offered, price and available terms and its ability to obtain referrals through its sales and marketing services. HomeServices employs full-time mortgage consultants who are assigned to various real estate brokerage offices and title offices. The mortgage consultants currently originate mortgage loans primarily from HomeServices' real estate customers. In the E-loans business, HomeServices will compete with other mortgage originators providing services over the Internet. HomeServices believes it will have a competitive advantage over these rivals because they typically do not have a direct relationship with the customer.

   In the Concierge Services and Home Dividends business, HomeServices will continue to compete with other referral services, such as other referral companies or the yellow pages. However, these competitors, unlike
HomeServices, typically do not have a direct relationship with the customer.

   In the E-commerce business, HomeServices will compete with other Internet websites that provide similar products or services. HomeServices believes it will have a competitive advantage over these competitors because these others typically do not have a direct relationship with the customer.

EMPLOYEES AND SALES ASSOCIATES

   As of May 31, 1999, HomeServices employed approximately 1,255 individuals, including 360 part-time employees, and had more than 4,300 sales associates (who are independent contractors, not employees). On a pro forma basis, HomeServices employed approximately 1,360 individuals, including approximately 380 part-time employees, and had more than 4,900 sales associates. None of HomeServices' employees or sales associates is covered by a collective bargaining agreement. Management believes that HomeServices' relations with its employees and sales associates are good.

REGULATION

   Real estate brokerage is regulated at both the state and federal levels in the United States. HomeServices' real estate brokerage firms and all sales associates are licensed by their respective state regulatory agencies. State statutes contain general standards for and prohibitions on the conduct of real estate brokers and sales associates and set standards in:

   o disclosure when acting in an agency and dual agency capacity (i.e., representing a seller and a buyer in a transaction);

   o  collecting commissions;

   o  continuing broker and sales associate education;

   o  administering trust funds;

   o  advertising; and

   o  disclosing information in real estate forms.

   Under state law, each of HomeServices' realty companies has a duty to supervise and is responsible for the conduct of its sales associates. The states enforce their regulatory authority by responding to consumer complaints and, if appropriate, by taking action against the licensee. The action may include a warning letter or reprimand, a temporary suspension of license or a revocation of license with fines imposed. Each of HomeServices' licensed realty companies strives to avert regulatory complaints by educating its sales associates about state regulations with established training programs. The relatively few regulatory complaints received by the realty companies concerning their operations and sales associates are primarily handled by HomeServices' in-house legal department. The majority of those complaints do not result in any action being taken by the regulatory authority. There are currently no regulatory investigations that, if found to merit regulatory action, would adversely affect HomeServices' ability to conduct business.

   On the federal level, HomeServices' real estate brokerage activities are subject to the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which prohibit discrimination and require the disclosure of certain information to borrowers concerning settlement costs.

   HomeServices mortgage loan organization activities are subject on the federal level to the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Federal Truth-in-Lending Act and the regulations promulgated thereunder which prohibit discrimination and require the disclosure of certain information to borrowers concerning credit and settlement costs. As an approved Fannie Mae and Federal Home Loan Mortgage Corporation mortgage seller, HomeServices is required to comply with Fannie Mae and Federal Home Loan Mortgage Corporation seller guidelines for secondary sale of mortgages. Additionally, there are various state laws affecting HomeServices' mortgage operations, including licensing requirements and substantive limitations on the interest and fees that may be charged. States also have the right to conduct financial and regulatory audits of the loans under their jurisdiction. HomeServices, through its subsidiaries, is licensed to provide mortgage origination services in the jurisdictions in which it operates.

   HomeServices' title and escrow services are regulated by state regulatory authorities that possess broad powers relating to the granting and revocation of licenses. These state authorities also regulate insurance rates and the form of policies.

   HomeServices' business depends on the validity of, and HomeServices' continued good standing under, the licenses and approvals under which it operates and HomeServices' continued compliance with pertinent regulations. HomeServices therefore devotes a significant amount of effort toward maintaining its licenses and ensuring compliance with applicable regulations, which efforts include maintaining a staff of in-house compliance officers.

LEGAL PROCEEDINGS

   In the ordinary course of business, HomeServices and its subsidiaries are involved in legal proceedings incidental to their operations. HomeServices and its subsidiaries are not currently involved in any legal proceedings that management believes would have a material adverse effect on the operations or financial condition of HomeServices and its subsidiaries taken as a whole.

PROPERTIES

   HomeServices' principal offices are located in Edina, Minnesota, where HomeServices leases approximately 46,000 square feet of office space. This lease expires in 2003. The rent under this lease is approximately $600,000 per year. In addition, HomeServices has a total of 136 branch offices, substantially all of which are leased. HomeServices' office leases generally have initial terms ranging from three to ten years, with an option to extend the lease for additional periods. The leases are typically net leases, which means that HomeServices is required to pay property taxes, utilities and maintenance. HomeServices believes that its present facilities are adequate for its current level of operations.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

   The following table sets forth information concerning the executive officers, directors and key employees of HomeServices (ages as of June 30, 1999). There are no family relationships among any of HomeServices' executive officers, directors and key employees.

 NAME                          AGE                               POSITION
----------------------------  ----- ------------------------------------------------------------------
David L. Sokol(1)(2) ........   42  Chairman; Director
Ronald J. Peltier(1) ........   49  President and Chief Executive Officer; Director
Dwayne J. Coben .............   40  Senior Vice President and Chief Financial Officer
Jack W. Frost ...............   66  President and Chief Executive Officer of J.C. Nichols; Director
R. Michael Knapp ............   48  President and Chief Executive Officer of Iowa Realty; Director
Steven A. McArthur(1)(2)(3)     41  Senior Vice President, General Counsel and Secretary; Director
Larry M. Smith...............   43  Controller
James L. Anderson ...........   39  Director of Information Technology
Arne M. Rovick ..............   55  Vice Chairman and General Counsel of Edina Realty
Joseph J. Valenti ...........   51  President and Chief Executive Officer of CBS HOME
George E. Gans ..............   60  President and Chief Executive Officer of Paul Semonin Realtors
Gregory E. Abel .............   37  Director
Patrick J. Goodman ..........   32  Director
Richard R. Jaros(1)(2)(3) ...   47  Director
W. David Scott(2)(3).........   37  Director

------------
(1)    Member of the executive committee.
(2)    Member of the compensation committee.
(3)    Member of the audit committee.

   The following sets forth biographical information of HomeServices' executive officers, directors and key employees:

   DAVID L. SOKOL has been Chairman of HomeServices since its inception in July 1999. He has also been the Chairman of MidAmerican Energy Company since March 1999. Mr. Sokol has been Chairman of MidAmerican Holdings since May 1994 and Chief Executive Officer of MidAmerican Holdings since April 1993. He has been a director of MidAmerican Holdings since 1991 and served as President of MidAmerican Holdings from April 1993 to January 1995. Before his service with MidAmerican Holdings, Mr. Sokol held a variety of senior executive positions in the independent power industry.

   RONALD J. PELTIER has been President and Chief Executive Officer of HomeServices since its inception in July 1999. He was Chairman, President and Chief Executive Officer of Edina Realty from 1992 to May 1999. Mr. Peltier also serves as a director for the National Association of Realtors, a director for the RELO Network and is a founder and director for the Realty Alliance, a trade group consisting of the nation's leading brokers. Mr. Peltier joined Edina Realty in 1977, became General Sales Manager in 1983, and became Senior Vice President and General Manager in 1991, where he was responsible for all sales operations and long-range planning for Edina Realty.

   DWAYNE J. COBEN has been Senior Vice President and Chief Financial Officer of HomeServices since its inception in July 1999. He has also been the Vice President, Utility Development of MidAmerican Energy Company since April 1999. He was a Director, Corporate Development from August 1997 to March 1998 and Corporate Development Vice President from April 1998 to March 1999. Before joining MidAmerican Energy Company, Mr. Coben was Controller, Marketing and Customer Services for BC Hydro from December 1994 to August 1997, and held various business development management positions with BC Hydro from 1990 to 1994.

   JACK W. FROST has been a director of HomeServices since its inception in July 1999 and President and Chief Executive Officer of J.C. Nichols since February 1, 1990. In 1978, he sold Hardin Stockton, a residential real estate brokerage firm, to Coldwell Banker and, five years later, became the Executive Vice President and National General Manager for Coldwell Banker Residential Group serving in that capacity until 1988. In 1990, Mr. Frost purchased the 75-year-old residential brokerage operation of the J.C. Nichols Company. Mr. Frost is a former Commissioner and Chairman of the Kansas Real Estate Commission.

   R. MICHAEL KNAPP has been a director of HomeServices since its inception in July 1999 and President and Chief Executive Officer of Iowa Realty since 1991. Prior to 1991, Mr. Knapp held numerous positions at Iowa Realty including General Sales Manager of the residential division and Senior Vice President. Mr. Knapp is an active member of Pacesetters and the Vision Group, two organizations comprised of the top real estate brokers and owners from across the nation.

   STEVEN A. MCARTHUR has been Senior Vice President, General Counsel, Secretary and a director of HomeServices since its inception in July 1999. He has been Senior Vice President, Mergers and Acquisitions of MidAmerican Holdings since March 1999 and had previously served as Executive Vice President and General Counsel of MidAmerican Holdings from February 1991 to March 1999. Mr. McArthur joined MidAmerican Holdings in 1991. From 1988 to 1991, he was an attorney in the Corporate Finance Group at Shearman & Sterling in San Francisco. From 1984 to 1988, Mr. McArthur was an attorney in the Corporate Finance Group at Winthrop, Stimson, Putnam & Roberts in New York.

   LARRY M. SMITH has been Controller of HomeServices since its inception in July 1999. He has been Vice President and Controller of MidAmerican Energy Company since November 1996. Mr. Smith has previously served as Controller of MidAmerican Energy Company or one of its predecessors since 1990.

   JAMES L. ANDERSON has been the Director of Information Technology of HomeServices since its inception in July 1999. He has been the Vice President of Business Development for Northern Aurora since April 1998. From 1988 to April 1998, Mr. Anderson held a variety of technology-related positions at Sierra Pacific Power Company, a west coast investor-owned public utility company, including project manager for commercial and industrial billing from 1996 to 1998 and senior systems analyst from 1991 to 1996.

   ARNE M. ROVICK has been Vice Chairman and General Counsel of Edina Realty since 1986. His other positions at Edina Realty include Chief Administrative Officer, Senior Vice President and Secretary. Prior to such time, Mr. Rovick practiced law in Phoenix, Arizona with the firm of Evans, Kitchel and Jenckes, P.C. In 1986, Mr. Rovick returned to Minnesota as Vice President, General Counsel for Edina Realty.

   JOSEPH J. VALENTI has been President and Chief Executive Officer of CBS HOME since its formation in August 1998. He was licensed in the real estate business and worked as a sales associate and office manager from 1976 through 1985. In 1985, Mr. Valenti and two other individuals purchased Wurdeman of Omaha and he became President of the company. In 1987, Wurdeman of Omaha was merged with two other Omaha residential companies to form HOME Realty and he became President of that entity. Upon the acquisition of HOME Realty and CBS Realty by HomeServices, Mr. Valenti became the president of CBS HOME, the merged entity. Mr. Valenti is a past President of the Omaha Area Board of Realtors. He has also been a member and chairperson of multiple local and state realtor committees from 1979 to the present. Mr. Valenti is active in the Omaha Chamber of Commerce and several charities in the Omaha area.

   GEORGE E. GANS has been President and Chief Executive Officer of Paul Semonin Realtors since 1985. Mr. Gans also serves as a director for Realty Alliance and the National Association of REALTORS, serves as a member of the Board of Governors for Norton Health Care and for the Norton Hospital Advisory Board and serves on the Advisory Board and Executive Committee for Bank One, Kentucky, NA. Mr. Gans joined Paul Semonin Realtors in 1973 as a sales associate, became an office manager in 1979 and Executive Vice President in 1984.

   GREGORY E. ABEL has been a director of HomeServices since its inception in July 1999. He has been Chief Executive Officer of MidAmerican Energy Company since March 1999. Mr. Abel held various executive positions at MidAmerican Holdings from 1992 to March 1999, including responsibility for engineering, construction, accounting and various administrative functions. He has been President and Chief Operating Officer of MidAmerican Holdings since March 1998. Mr. Abel is a Chartered Accountant and from 1984 to 1992 was employed by Price Waterhouse in San Francisco, where he was responsible for clients in the energy industry.

   PATRICK J. GOODMAN has been a director of HomeServices since its inception in July 1999. He has been Senior Vice President and Chief Financial Officer of MidAmerican Holdings since April 1999. Mr. Goodman joined MidAmerican Holdings in June 1995 and served in various financial management roles including Manager of Consolidation Accounting, Controller and Senior Vice President and Chief Accounting Officer. Before joining MidAmerican Holdings, Mr. Goodman was a financial manager for National Indemnity Company and a senior associate at Coopers & Lybrand.

   RICHARD R. JAROS has been a director of HomeServices since its inception in July 1999. Mr. Jaros has also been a director of MidAmerican Holdings since March 1991. Mr. Jaros served as President and Chief Operating Officer of MidAmerican Holdings from January 8, 1992 to April 19, 1993 and as Chairman of the Board from April 19, 1993 to May 1994. Until July 1997, Mr. Jaros was Executive Vice President and Chief Financial Officer of Peter Kiewit Sons' Inc. and President of Kiewit Diversified Group, Inc. (now Level
(3) Communications). From 1990 until January 8, 1992, Mr. Jaros served as a Vice President of Peter Kiewit Sons' Inc. Mr. Jaros serves as a director of Commonwealth Telephone, RCN Corporation and Level (3).

   W. DAVID SCOTT has been a director of HomeServices since its inception in July 1999. Mr. Scott formed Magnum Resources, Inc., a commercial real estate holding company, in October 1994 and has served as its President and Chief Executive Officer since its inception. Mr. Scott has directed the development and expansion of Magnum Resources and its primary commercial real estate subsidiary, the Mega Corporation, through a series of acquisitions as well as a merger of Magnum Resources and the Mega Corporation. Before forming Magnum Resources, Mr. Scott worked for America First Companies, Cornerstone Banking Group and the Kiewit Companies. Mr. Scott has been a director of America First Mortgage Investments, Inc., a mortgage REIT, since 1998.

CLASSIFIED BOARD OF DIRECTORS

   HomeServices' board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, together with the provisions of the restated certificate of incorporation that allow the board of directors to fill vacancies in or increase the size of the board of directors, would prevent a stockholder from removing incumbent directors and filling such vacancies with its nominees in order to gain control of the board.

   HomeServices' board has resolved that Messrs. Abel, Frost and Goodman will serve as Class I Directors whose terms expire at the 2000 annual meeting of stockholders. Messrs. Knapp, Scott and Peltier will serve as Class II Directors whose terms expire at the 2001 annual meeting of stockholders. Messrs. Sokol, McArthur and Jaros will serve as Class III Directors whose terms expire at the 2002 annual meeting of stockholders.

COMMITTEES OF THE BOARD OF DIRECTORS

   HomeServices' board of directors currently has three standing committees: an executive committee, a compensation committee and an audit committee.

   HomeServices' executive committee has certain selected powers and rights to exercise the authority of the board of directors between meetings of the board of directors. The current members of the executive committee are Messrs. Sokol, Peltier, McArthur and Jaros.

   HomeServices' compensation committee reviews and recommends to the board of directors salaries, benefits and stock option grants for all employees, consultants, directors and other individuals, such as sales associates. The compensation committee also administers HomeServices' stock option and other employee benefits plans. The compensation committee currently consists of Messrs. Sokol, McArthur, Jaros and Scott.

   HomeServices' audit committee reviews HomeServices' internal accounting procedures and considers and reports to the board of directors of HomeServices on other auditing and accounting matters, including the selection of HomeServices' independent accountants, the scope of annual audits, fees to be paid to HomeServices' independent accountants and the performance of HomeServices' independent accountants. The audit committee currently consists of Messrs. McArthur, Jaros and Scott.

COMPENSATION OF DIRECTORS

   Nonemployee directors of HomeServices or directors of HomeServices who are full-time employees of MidAmerican Holdings receive, as compensation for their service as directors:

   o  an annual retainer of $10,000;

   o  $500 of committee fees for each committee meeting; and

   o reimbursement for reasonable expenses incurred in connection with attendance at board and committee meetings.

   Each director of HomeServices will receive, as compensation for agreeing to serve as a director, fully vested options to purchase 50,000 shares of common stock at an exercise price equal to the book value of the common stock.

EXECUTIVE COMPENSATION

   The following table sets forth the compensation earned for all services rendered to HomeServices and its subsidiaries in all capacities during 1998 by the Chief Executive Officer of HomeServices and the four other most highly compensated executive officers of HomeServices and its subsidiaries, who earned more than $100,000 in 1998 and who were serving as executive officers of HomeServices and its subsidiaries as of December 31, 1998.

                          SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION
                                        ------------------------------    ALL OTHER
NAME AND POSITION                        YEAR     SALARY      BONUS    COMPENSATION(1)
--------------------------------------  ------ ----------  ----------  ---------------
Ronald J. Peltier, President and
 Chief Executive Officer of
 HomeServices..........................  1998    $325,000   $123,500      $132,037
Jack W. Frost, President and Chief
 Executive Officer of J.C. Nichols ....  1998     250,000    100,000         2,457
R. Michael Knapp, President and
 Chief Executive Officer of Iowa
 Realty................................  1998     225,000    200,250       162,588
Arne M. Rovick, Vice Chairman and
 General Counsel of Edina Realty ......  1998     250,000     95,000       132,849
Joseph J. Valenti, President and Chief
 Executive Officer of CBS HOME.........  1998     250,000     28,583         5,000

------------
(1) Amounts for 1998 consist of (a) HomeServices' matching contributions to a defined contribution plan of $4,188, $2,457 and $7,344 for Messrs. Peltier, Frost and Knapp, respectively, and $5,000 for each of Messrs. Rovick and Valenti; and (b) long-term compensation earned in the form of a $127,849 credit towards payment of a promissory note for each of Messrs. Peltier, Knapp and Rovick. In addition, the amount for Mr. Knapp includes HomeServices' contributions totaling $18,886 to a supplemental executive retirement plan, a $6,400 contribution to a defined contribution plan and premiums on his behalf totaling $2,109 for long-term disability insurance.

EMPLOYMENT AGREEMENTS

   In May 1998, HomeServices entered into employment agreements with each of Messrs. Peltier, Knapp and Rovick. In August 1998, HomeServices entered into an employment agreement with Mr. Valenti and in September 1998 it entered into an employment agreement with Mr. Frost.

   The employment agreements provide for annual base salaries of $325,000, $250,000, $225,000, $250,000 and $175,000 for each of Messrs. Peltier, Frost,
Knapp, Rovick and Valenti, respectively. In addition to their base salaries, each of Messrs. Peltier, Frost, Knapp, Rovick and Valenti is also eligible to receive a target award of 30%, 40%, 70%, 30% or 70%, respectively, of base salary, with a maximum award equal to 45%, 60%, 100%, 45%, or 100%, respectively, of base salary for each of the fiscal years during which such executive is employed upon the achievement of certain performance criteria and after the compensation committee of the board of directors approves the incentive award computations, based upon the recommendation of the Chief Executive Officer of MidAmerican Holdings.

   In addition, Mr. Valenti receives an annual supplement of $75,000 and is entitled under his employment agreement to receive minimum gross compensation of $250,000 per year. Therefore, if the total of Mr. Valenti's annual base salary ($175,000) and annual target awards does not exceed $250,000 for any year, HomeServices will not pay to Mr. Valenti any incentive compensation for that year. If the total of Mr. Valenti's annual base salary and target award for any year exceeds $250,000, then HomeServices will pay Mr. Valenti the excess as incentive compensation.

   Each of Messrs. Peltier, Knapp, and Rovick has also entered into a long term incentive compensation plan with HomeServices. Under this plan, each executive purchased from HomeServices a total of 125 shares of HomeServices' common stock (on a presplit basis) for a purchase price of $381,376, which was payable to HomeServices contemporaneously with the execution of the employment agreement by delivery of a promissory note in such amount. Each promissory note will mature in May 2003. Principal and interest due on each promissory note will be offset by the amount, if any, in an account balance which was established by HomeServices for the benefit of each of Messrs. Peltier, Knapp and Rovick for the purpose of establishing a credit towards payment of their respective promissory notes. Each of Messrs. Peltier, Knapp and Rovick is eligible for a credit for each of the fiscal years during which he is employed upon the achievement of certain financial performance goals, each as approved annually by the compensation committee of the board of directors, and upon the recommendation of the Chief Executive Officer of MidAmerican Holdings. The target credit for each fiscal year is 20% of the amount due on the promissory note. The maximum credit for each fiscal year is 40%.

   Under their employment agreements, HomeServices has agreed to reimburse each of Messrs. Peltier and Rovick for up to $5,000 per year of the premium cost of any life insurance maintained by them, and up to $2,000 per year of the premium cost of any long term disability insurance maintained by them. Each of Messrs. Peltier, Frost, Knapp, Rovick and Valenti is also eligible to participate in the tax-qualified retirement plan and welfare benefit plans of HomeServices in accordance with the terms and conditions of the plans.

   If the employment of any of Messrs. Peltier, Frost, Knapp, Rovick or Valenti is terminated by HomeServices for reasons other than good cause or if any one of them should resign for good reason, such person will be entitled to receive until the third anniversary of the termination date (1) his base salary as in effect as of his termination date at HomeServices' normal payroll intervals and (2) target awards equal to the average annual target awards made to such person under the agreement prior to his termination. Each of Messrs. Peltier, Knapp and Rovick's employment agreements terminate in May 2003. Mr. Frost's employment agreement terminates in September 2003, and Mr. Valenti's employment agreement terminates in August 2002.

   Prior to the closing of the offering, HomeServices intends to amend the financial performance goals contained in the existing employment agreements with Messrs. Peltier, Knapp and Rovick so that the goals reflect
HomeServices' business strategy.

   In addition, Mr. Gans has entered into an employment agreement with HomeServices for a term of 18 months with an option for an additional 18 months upon agreement by both parties.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The compensation committee of the board of directors of HomeServices consists of Messrs. Sokol, McArthur, Jaros and Scott. Mr. Sokol is Chairman of the board of directors of HomeServices. Mr. McArthur is Senior Vice President, General Counsel and Secretary of HomeServices.

EMPLOYEE STOCK PURCHASE PLAN

   HomeServices has adopted (and MidAmerican Holdings, as the majority shareholder of HomeServices, has approved) an employee stock purchase plan, effective as of the consummation of the offering. The purpose of the employee stock purchase plan is to align the interests of employees and stockholders by encouraging participants to purchase shares of common stock. The employee stock purchase plan is intended to comply with the requirements of Section
423 of the Internal Revenue Code of 1986, as amended, and to provide participants with the tax advantages provided by Section 423. A total of shares of common stock has been authorized for issuance under the employee stock purchase plan, subject to adjustment in the event of a recapitalization, stock split, stock dividend or other similar transaction. The description of the employee stock purchase plan set forth herein is qualified by reference to the form of employee stock purchase plan filed as an exhibit to the registration statement that includes this prospectus.

   The employee stock purchase plan will be administered by the compensation committee. The compensation committee may make rules and regulations and establish procedures for the administration of the employee stock purchase plan as it deems appropriate.

   Subject to certain procedural requirements, all employees of HomeServices who have at least one year of service and work more than twenty hours per week will be eligible to participate in the employee stock purchase plan, except that employees who are "highly compensated" within the meaning of
Section 414(q) of the Code and employees who are five percent or more stockholders of HomeServices or a subsidiary of HomeServices will not be eligible to participate. Designations of corporations participating in the employee stock purchase plan may be made from time to time by the compensation committee from among the subsidiaries of HomeServices, including corporations which become subsidiaries after approval and adoption of the employee stock purchase plan.

   Pursuant to the employee stock purchase plan, each eligible employee will be permitted to purchase shares of common stock through regular payroll deductions in an aggregate amount equal to % to % of the employee's base pay. Under the employee stock purchase plan, a participant's right to purchase shares of common stock cannot accrue at a rate which exceeds $25,000 of fair market value of common stock in any calendar year.

   Participating employees will be able to purchase shares of common stock with payroll deductions on the last day of each purchase period within each cycle, at a purchase price equal to the lesser of:

   o 85 percent of the fair market value of common stock on the date the cycle begins; and

   o 85 percent of the fair market value of common stock on the last day of the purchase period.

   A right to purchase shares of common stock which is granted to a participant under the employee stock purchase plan is transferable only by will or the laws of descent and distribution, and is exercisable, during the participant's lifetime, only by the participant.

   The compensation committee may from time to time amend or terminate the employee stock purchase plan. No such amendment or termination may adversely affect the rights of any participant without the consent of such participant and, to the extent required by Section 423 of the Code or any other law, regulation or stock exchange rule, no amendment will be effective without the approval of stockholders entitled to vote on the amendment. Additionally, the compensation committee may make such amendments as it deems necessary to comply with applicable laws, rules and regulations.

   Since the amount of benefits to be received by each participant is determined by his or her elections, the amount of future benefits to be allocated to any individual or group of individuals under the employee stock purchase plan is not determinable.

NON-EMPLOYEE STOCK PURCHASE PLAN

   HomeServices has adopted (and MidAmerican Holdings, as the majority shareholder of HomeServices, has approved) a non-employee stock purchase plan, effective as of the consummation of the offering. The non-employee stock purchase plan will be made available to HomeServices' sales
associates and     . The purpose of the non-employee stock purchase plan is
to align the interests of sales associates, other key persons with whom HomeServices has a strategic relationship and stockholders by encouraging participants to purchase shares of common stock. The non-employee stock purchase plan will operate substantially the same as the employee stock purchase plan described above, except that non-employees will not be entitled to any of the tax benefits afforded to employees. The description of the non-employee stock purchase plan is qualified by reference to the form of non-employee stock purchase plan filed as an exhibit to the registration statement that includes this prospectus.

1999 EQUITY INCENTIVE PLAN

   On       , 1999, HomeServices adopted, and on       , 1999, MidAmerican
Holdings, as its majority stockholder, approved, HomeServices' 1999 equity
incentive plan. A maximum of    shares of common stock has been reserved for
issuance under the equity plan. The number of shares authorized is generally subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event.

   Pursuant to the equity plan, HomeServices may grant awards which may consist of:

   o stock options, including incentive stock options and nonqualified stock options;

   o  restricted stock; and/or

   o  other stock-based awards.

   From and after the consummation of the offering, the equity plan is intended to satisfy any applicable requirements of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934 and Section 162(m) of the Code, and will be interpreted in a manner consistent with the requirements of those rules and regulations.

   Prior to completion of the offering, the equity plan will be administered by a committee of the board of directors. Following the offering, the equity plan will be administered by the compensation committee established by the board of directors, which has been organized so as to satisfy the provisions of Rule 16b-3 and Section 162(m). The compensation committee has full authority, subject to the provisions of the equity plan, to, among other things, determine the persons to whom awards will be granted, determine the terms and conditions (including any applicable performance criteria) of the awards, and prescribe, amend and rescind rules and regulations relating to the equity plan.

   Grants of awards may be made under the equity plan to selected employees, independent contractors and directors of HomeServices.

 Stock Options

   Stock options may be either "incentive stock options," as such term is defined in Section 422 of the Code, or nonqualified stock options. Pre-offering option awards will be made at "book value" and post-offering grants will be based upon the average of the high and low sales price of HomeServices' stock at the date of grant. Options granted pursuant to the equity plan will become exercisable at such times and under such conditions as the compensation committee may prescribe. The option exercise price is payable by any one of the following methods or a combination thereof: (1) in cash or by personal check, certified check, bank cashier's check or wire transfer; (2) in stock owned by the participant for at least six months prior to the date of exercise and valued at its fair market value on the effective date of such exercise; or (3) in such other manner as the compensation committee may authorize. The compensation committee may also authorize "reload options" (an option for the number of shares surrendered in exercising a previously granted option). Generally, unless the optionee voluntarily resigns or is fired for cause, previously vested options will remain outstanding for the remainder of the option term.

   No person may be granted stock options under the equity plan in any
calendar year representing an aggregate of more than   shares of common
stock, which number shall be subject to equitable adjustment as described above.

 Restricted Stock

   A restricted stock award is an award of common stock which is subject to restrictions on transferability and other restrictions, if any, as the compensation committee may impose at the date of grant. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment, or upon the satisfaction of pre-established performance goals, as the compensation committee may determine. These goals may be based upon one or more of the following criteria: pretax or after-tax income; operating profit; return on equity, assets, capital or investment; earnings or book value per share; sales or revenues; operating expenses; stock price appreciation; and the implementation or completion of critical projects or processes. Except to the extent restricted under the award agreement relating to the restricted stock, a participant granted restricted stock will have all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the restricted stock.

   Upon termination of employment or termination of the independent contractor relationship or termination of service as a director during the applicable restriction period, restricted stock and any accrued but unpaid dividends that are at that time subject to restrictions will be forfeited unless the compensation committee provides otherwise. The compensation committee can determine, by rule or regulation or in any award agreement, or in any individual case, that restrictions or forfeiture conditions relating to restricted stock will be waived in whole or in part in the event of terminations resulting from specified causes. The compensation committee can accelerate the lapsing of all or any portion of any outstanding restrictions on the restricted stock.

   No person may be granted restricted stock under the equity plan in any
calendar year representing an aggregate of more than    shares of common
stock, subject to equitable adjustment as described above.

 Other Awards; Change in Control

   Other awards valued in whole or in part by reference to, or otherwise based on, common stock may be granted either alone or in addition to other awards under the equity plan. The compensation committee has the sole and complete authority to determine the terms and conditions of these awards.

   Upon the occurrence of a "change in control" (as defined in the equity plan, which excludes a variety of transactions involving MidAmerican Holdings' ownership) following the offering, all then outstanding options will become fully exercisable and any restrictions or other conditions to the vesting of restricted shares or other equity awards will be removed.

 Transferability

   Except as otherwise determined by the compensation committee, awards granted under the equity plan may be transferred only by will or by the laws of descent and distribution.

 Amendment and Termination

   The equity plan may, at any time and from time to time, be altered, amended, suspended, or terminated by the board of directors or the compensation committee, in whole or in part, except that no amendment that requires stockholder approval in order for the equity plan to continue to comply with Section 162(m), state law, stock exchange requirements or other applicable law will be effective unless the amendment has received the required stockholder approval. In addition, no amendment may be made which adversely affects any of the rights of any award holder previously granted an award, without the holder's consent.

 Outstanding Awards

   On       , 1999, HomeServices granted to    stock options to acquire
shares of common stock at an exercise price of $  . These stock options vest
    .

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The table below presents information regarding the beneficial ownership of the common stock as of July 15, 1999 and as adjusted to reflect the sale of the shares of common stock offered hereby by:

   o each person known by HomeServices to be the beneficial owner of five percent or more of its outstanding common stock;

   o each of the executive officers of HomeServices listed in the Summary Compensation Table above;

   o  each of the directors of HomeServices; and

   o  all directors and executive officers of HomeServices as a group.

   Unless otherwise indicated, HomeServices believes that each beneficial owner below has sole voting and investment power over such shares.

                                                          SHARES OF COMMON        SHARES OF COMMON STOCK
                                                         STOCK BENEFICIALLY         BENEFICIALLY OWNED
                                                     OWNED BEFORE THE OFFERING      AFTER THE OFFERING
                                                     -------------------------- --------------------------
NAME OF BENEFICIAL OWNER                               NUMBER      PERCENTAGE     NUMBER      PERCENTAGE
---------------------------------------------------  ---------- --------------  ---------- --------------
MidAmerican Energy Holdings Company(1)..............                 95.00%
Ronald J. Peltier...................................                  1.25
Jack W. Frost.......................................                   --
R. Michael Knapp....................................                  1.25
Arne M. Rovick......................................                  1.25
Joseph J. Valenti...................................                   --
David L. Sokol......................................                   --
Patrick J. Goodman..................................                   --
Steven A. McArthur..................................                   --
Gregory E. Abel.....................................                   --
Richard R. Jaros....................................                   --
W. David Scott......................................                   --
All executive officers and directors as a group (15
 persons)...........................................                  3.75

------------
*      Less than one percent.
(1)    MidAmerican Holdings' address is 666 Grand Avenue, Des Moines, Iowa
       50303.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH MIDAMERICAN HOLDINGS

   MidAmerican Holdings currently owns 95.0% of the common stock of HomeServices. After giving effect to the offering, MidAmerican Holdings will beneficially own % of HomeServices' common stock ( % if the underwriters' over-allotment option is exercised in full). As a result, MidAmerican Holdings will continue to have the power to elect the entire board of directors of HomeServices and approve matters submitted to a vote of stockholders.

   Before the offering, MidAmerican Holdings provided limited management assistance to HomeServices including some financial, accounting, legal and human resources services. MidAmerican Holdings provided these services intermittently and at arm's length. HomeServices paid MidAmerican Holdings a total of $1,552,000 during 1998 and $717,000 for the three months ended March 31, 1999 pursuant to this arrangement. The costs for these services are charged directly to HomeServices.

   In connection with the offering, HomeServices and MidAmerican Holdings will enter into the registration rights and service agreements summarized below. The agreements summarized below are included as exhibits to the registration statement of which this prospectus forms a part. The following summaries do not contain all of the information contained in the exhibits.

REGISTRATION RIGHTS AGREEMENT

   Pursuant to a registration rights agreement, HomeServices will grant to MidAmerican Holdings certain "demand" and "piggyback" registration rights for the registration under the Securities Act of 1933 of the shares of common stock MidAmerican Holdings owns as described below. Under the registration rights agreement, upon MidAmerican Holdings' request, HomeServices is required to use its best efforts to register the shares.

   MidAmerican Holdings will be entitled to request two demand registrations per year of all or any portion of its common stock for so long as it owns at least 5.0% of the common stock of HomeServices. In addition, for so long as MidAmerican Holdings owns at least 5.0% of the common stock of HomeServices, MidAmerican Holdings may request HomeServices to use its reasonable efforts to register shares of common stock held by it in other registrations initiated by HomeServices on its own behalf or on behalf of any other stockholder of HomeServices. All reasonable out-of-pocket costs and expenses (other than underwriting discounts and commissions) of any registration under the registration rights agreement will be paid by HomeServices. The registration rights agreement will also contain customary provisions with respect to registration procedures, underwritten offerings and indemnification and contribution rights in connection with the registration of common stock on behalf of MidAmerican Holdings.

SERVICES AGREEMENT

   HomeServices and MidAmerican Holdings will enter into a services agreement under which MidAmerican Holdings will provide management, advisory, financial, accounting, legal, employee benefit plan administration and other services to HomeServices. In consideration for these services, HomeServices is required to pay MidAmerican Holdings a monthly fee in an amount equal to $ , plus an amount for the reimbursement of out-of-pocket costs incurred by MidAmerican Holdings.

MANAGEMENT INDEBTEDNESS

   Certain officers and employees of HomeServices were issued shares of common stock in HomeServices upon its formation, with a corresponding receivable recorded for the fair value of the stock. The value of the issued shares and corresponding receivable was $1.5 million. The shares carry the same dividend and voting rights as the shares held by MidAmerican Holdings. The officers and employees held a 5.0% ownership interest as of March 31, 1999. See "Management--Employment Agreements."

   As certain performance levels are achieved over a five-year period, a portion of the receivable balance (which consists of principal and accrued interest) is forgiven and considered compensation to the officers and employees. The amount accrued to the allowance for estimated forgiveness and expensed, as compensation, in 1998 was $693,000. The balance of the notes receivable, net of the allowance, at March 31, 1999 was $882,000. HomeServices charges interest on the outstanding receivable balance at a rate equal to its average annual borrowing rate (6.87% for 1998). Interest income recorded on this note was approximately $91,000 as of March 31, 1999.

INDEBTEDNESS WITH MIDAMERICAN HOLDINGS AND AFFILIATES

   In May 1998, HomeServices entered into a revolving credit agreement with MidAmerican Holdings to borrow funds from time to time, primarily to support the acquisition of the predecessor and the nonpredecessor acquired companies. The maximum indebtedness during the life of the agreement through March 31, 1999 was $54.2 million. The interest rate on borrowings is equal to the 30-day LIBOR rate plus 1.0% (5.96% at March 31, 1999). Interest expense recorded on this agreement totaled $1.3 million through March 31, 1999. As of December 31, 1998 and March 31, 1999, there were zero and $1.0 million, respectively, of borrowings under this agreement. On June 24, 1999, the revolving credit agreement with MidAmerican Holdings was amended to reduce MidAmerican Holdings' total commitment and HomeServices' borrowing capacity thereunder from $100.0 million to $10.0 million. Amounts borrowed are payable upon demand from MidAmerican Holdings.

   In May 1998, HomeServices also entered into a revolving credit agreement with MidAmerican Holdings to advance HomeServices' excess funds to MidAmerican Holdings. The maximum amount advanced during the life of the agreement through June 18, 1999 was $3.3 million. Interest accrues daily at LIBOR plus 0.25% (5.21% at March 31, 1999). As of June 18, 1999, no advances were made under this agreement. Interest income recorded for advances under this agreement totaled approximately $8,000 through March 31, 1999.

OTHER

   HomeServices has the following leases with its directors or executive officers, or their affiliated entities:

                                      RELATIONSHIP TO     HOMESERVICES'
     LEASE       INTERESTED PARTY       HOMESERVICES        1998 RENT
--------------  ------------------ --------------------  ---------------
Office lease    Ronald J. Peltier,  President and Chief      $277,560
 expiring       partner in lessor    Executive Officer;
 March 31,      entity                    Director
 2001
Office lease    Ronald J. Peltier,  President and Chief      $165,200
 expiring       partner in lessor    Executive Officer;
 April 30,      entity                    Director
 2001
Office lease    Ronald J. Peltier,  President and Chief      $ 76,077
 expiring       lessor               Executive Officer;
 Jan. 31, 2005                            Director
Office lease    Ronald J. Peltier,  President and Chief      $179,446
 expiring       partner in lessor    Executive Officer;
 June 30, 2006  entity                    Director
Office lease    Jack W. Frost,      President and Chief      $143,813
 expiring       trustee of lessor   Executive Officer of
 March 31,      trust                  J.C. Nichols;
 2003                                     Director
Office lease    Joseph J. Valenti,  President and Chief      $ 87,763
 expiring       partner in lessor   Executive Officer of
 Sept. 30,      entity                    CBS HOME
 1999
Office lease    Joseph J. Valenti,  President and Chief      $ 20,706
 expiring       partner in lessor   Executive Officer of
 Nov. 30, 2003  entity                    CBS HOME
Office lease    Joseph J. Valenti,  President and Chief      $ 16,346
 expiring       partner in lessor   Executive Officer of
 Aug. 31, 2002  entity                    CBS HOME

                         DESCRIPTION OF CAPITAL STOCK

   Upon the closing of the offering, HomeServices will have

   o         shares of common stock authorized, of which    shares of common
          stock will be issued and outstanding (   if the underwriters'
          over-allotment option is exercised in full); and

   o shares of preferred stock authorized, of which none will be issued and outstanding.

   The following summary of the capital stock of HomeServices is qualified by reference to HomeServices' restated certificate of incorporation and its amended and restated bylaws, which will become effective before the closing of the offering. Forms of HomeServices' restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the registration statement that includes this prospectus.

COMMON STOCK

   Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for this purpose at the times and in the amounts as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in HomeServices' restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up of HomeServices, the holders of shares of common stock would be entitled to share ratably in the distribution of all of HomeServices' assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

   The board of directors has the authority, within the limitations and restrictions stated in HomeServices' restated certificate of incorporation, to provide for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND HOMESERVICES' RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

   Some provisions of HomeServices' restated certificate of incorporation and amended and restated bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an antitakeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider it its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

 Classified Board of Directors

   HomeServices' board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision of HomeServices' restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

 Cumulative Voting

   HomeServices' restated certificate of incorporation expressly denies stockholders the right to cumulate votes in the election of directors.

 Stockholder Action; Special Meeting of Stockholders

   HomeServices' restated certificate of incorporation eliminates the ability of stockholders to act by written consent. HomeServices' amended and restated bylaws provide that special meetings of HomeServices' stockholders may be called only by the chairman of the board of directors, the president or a majority of the board of directors.

 Advance Notice Requirements for Stockholder Proposals and Director
Nominations

   HomeServices' amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at HomeServices' principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. In the case of a special meeting of stockholders called for the purpose of electing directors, timely notice by the stockholder must be received not later than the close of business of the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. HomeServices' amended and restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

AUTHORIZED BUT UNISSUED SHARES

   The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of HomeServices by means of a proxy contest, tender offer, merger or otherwise.

AMENDMENTS; SUPERMAJORITY VOTE REQUIREMENTS

   The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. HomeServices' restated certificate of incorporation imposes supermajority vote requirements in connection with business combination transactions and the amendment provisions of HomeServices' restated certificate of incorporation and amended and restated bylaws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

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
RIGHTS AGREEMENT

   Under Delaware law, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of such rights.

   HomeServices has entered into a stockholder rights agreement. As with most stockholder rights agreements, the terms of HomeServices' rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of HomeServices' common stock and to exercisability. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read HomeServices' rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

   HomeServices' rights agreement provides that each share of its prospective common stock outstanding will have one right to purchase one one-hundredth of a preferred share attached to it. The purchase price per one one-hundredth of a preferred share under the stockholder rights agreement is four times the average closing price of HomeServices' common stock for the first five days of trading after the consummation of this offering.

   Initially, the rights under HomeServices' rights agreement are attached to outstanding certificates representing HomeServices' common stock and no separate certificates representing the rights will be distributed. The rights will separate from HomeServices' common stock and be represented by separate certificates approximately 10 days after someone acquires or commences a tender offer for 15% of HomeServices' outstanding common stock.

   After the rights separate from HomeServices' common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent rights.

   All shares of HomeServices' common stock issued before the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on the tenth anniversary of the date of the completion of this offering unless earlier redeemed or exchanged by HomeServices.

   If an acquiror obtains or has the rights to obtain 15% or more of HomeServices' common stock, then each right will entitle the holder to purchase a number of shares of HomeServices' common stock equal to twice the purchase price of each right.

   Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror obtains 15% or more of HomeServices' common stock and any of the following occurs:

   o      HomeServices merges into another entity;

   o      an acquiring entity merges into HomeServices; or

   o      HomeServices sells more than 50% of its assets or earning power;

provided, however, that the foregoing will not include any transaction or series of transactions pursuant to which MidAmerican Holdings sells, exchanges or otherwise disposes of all or any portion of its common stock of HomeServices, including, but not limited to, any public offering of HomeServices' common stock by MidAmerican Holdings or a disposition of HomeServices' common stock by means of a spin-off or other distribution to MidAmerican Holdings' stockholders.

   Under HomeServices' rights agreement, any rights that are or were owned by an acquiror of more than 15% of HomeServices' outstanding common stock will be null and void.

   HomeServices' rights agreement contains exchange provisions which provide that after an acquiror obtains 15% or more, but less than 50%, of HomeServices' respective outstanding common stock, HomeServices' board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for common shares. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

   HomeServices' board of directors may, at its option, redeem all of the outstanding rights under its rights agreement before the earlier of (1) the time that an acquiror obtains 15% or more of HomeServices' outstanding common stock or (2) the final expiration date of the rights agreement. The redemption price under HomeServices' rights agreement is $0.01 per right, subject to adjustment. The right to exercise the rights will terminate upon the action of HomeServices' board ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

   Holders of rights will have no rights as HomeServices' stockholders, including the right to vote or receive dividends, simply by virtue of holding the rights.

   HomeServices' rights agreement provides that the provisions of the rights agreement may be amended by the board of directors, without the approval of the holders of the rights within the ten-day period after someone acquires or commences a tender offer for 15% of HomeServices' outstanding common stock. After this ten-day period, however, the rights agreement may not be amended in any manner which would adversely affect the interests of the holders of the rights, excluding the interests of an acquiror. In addition, HomeServices' rights agreement provides that no amendment may be made to adjust the time period governing redemption at a time when the rights are not redeemable.

   HomeServices' rights agreement contains rights that have antitakeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire HomeServices without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. Nevertheless, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of HomeServices' board to negotiate with an acquiror on behalf of all its stockholders. In addition, the rights should not interfere with a proxy contest.

DELAWARE BUSINESS COMBINATION STATUTE

   Section 203 of the Delaware General Corporation Law imposes a three-year moratorium on business combinations between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless:

   o prior to an interested stockholder becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming an interested stockholder;

   o upon consummation of the transaction resulting in an interested stockholder becoming an interested stockholder, the interested stockholder owns 85% of the voting stock outstanding at the time the transaction commenced (excluding, from the calculation of outstanding shares, shares beneficially owned by directors who are also officers and certain employee stock plans); or

   o on or after an interested stockholder becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders.

Section 203 of the Delaware General Corporation Law applies to any corporation incorporated in the State of Delaware unless the corporation expressly elects not to be governed by such legislation. HomeServices has not made such an election and is therefore subject to Section 203.

LIMITATIONS ON DIRECTORS' LIABILITY

   HomeServices' restated certificate of incorporation provides that no director of HomeServices shall be liable to HomeServices or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

   o for any breach of the director's duty of loyalty to HomeServices or its stockholders;

   o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   o in respect of certain unlawful dividend payments or stock redemptions or repurchases; or

   o for any transaction from which the director derived an improper personal benefit.

The effect of these provisions is to eliminate the rights of HomeServices and its stockholders (through stockholders' derivative suits on behalf of HomeServices) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under federal securities laws.

LISTING

   HomeServices will apply to have the common stock approved for quotation on The Nasdaq Stock Market's National Market under the symbol "HOME".

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the common stock is Chase Mellon Shareholder Services, L.L.C. Its address is 2323 Bryan Street, Suite 2300, Dallas, Texas 75201-2656 and its telephone number is 1-800-635-9270.

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
                         DESCRIPTION OF INDEBTEDNESS

   The following is a summary of all material debt instruments of HomeServices. The agreements summarized below are included as exhibits to the registration statement of which this prospectus forms a part. The following summaries do not contain all of the information contained in the exhibits.

REVOLVING CREDIT FACILITY

   HomeServices is a party to an unsecured revolving credit facility with a commercial bank. The following is a summary of the material terms and conditions of HomeServices' existing revolving credit facility. Before the completion of the offering, HomeServices intends to enter into a new revolving credit facility.

   Under the revolving credit facility, HomeServices may borrow up to the maximum commitment. When HomeServices entered into the revolving credit facility in November 1998, the maximum commitment was $25.0 million. The maximum commitment declines by $1.5 million every six months throughout the five-year term of the revolving credit facility. HomeServices may use borrowings under the revolving credit facility to finance acquisitions and for its general corporate needs in the ordinary course of business.

   At the option of HomeServices, each individual borrowing under the revolving credit facility may be designated and maintained as either a prime rate loan or a LIBOR loan. Interest accrues on prime rate loans at the prime lending rate. Interest accrues on LIBOR loans at a rate equal to the British Bankers' Association interest settlement rate (or, if not available, by reference to the London interbank market rate) for United States dollars plus a fixed spread of 1.00% to 2.00%, that varies based on HomeServices' cash flow leverage ratio (the ratio of debt then outstanding to EBITDA for the preceding four fiscal quarters then ended). Interest is payable at the earlier of the LIBOR loan maturity date or every 90 days. As of March 31, 1999, the blended average interest rate on the revolving credit facility loans was 6.38%.

   As of March 31, 1999, HomeServices had borrowed $25.0 million under the revolving credit facility. HomeServices is obligated to reduce its borrowings under the revolving credit facility whenever the amount borrowed is more than the maximum commitment. On May 13, 1999, the maximum commitment under the revolving credit facility was reduced to $23.5 million. In addition, the maximum commitment gets reduced by the same percentage as any decrease in the amount of 7.12% senior notes that are outstanding.

   The credit facility contains a number of covenants, including limitations on changes in lines of business, consolidations, mergers, asset dispositions, liens, indebtedness, investments, loans and advances, payment of dividends, transactions with affiliates and modifications of HomeServices' certificate of incorporation. HomeServices is also required to maintain compliance with financial performance covenants, including covenants containing a minimum interest coverage ratio and a minimum consolidated net worth amount.

   Events of default under the credit facility include nonpayment of principal when due, nonpayment of interest or fees following a five business day grace period, material inaccuracy of representations and warranties, failure to comply with covenants following a 30-day grace period, default under other agreements, bankruptcy events, ERISA events and judgments against HomeServices or its subsidiaries.

7.12% SENIOR NOTES

   In November 1998, HomeServices issued $35.0 million of 7.12% senior notes due November 1, 2010 in a private placement. Interest is payable under the 7.12% senior notes semiannually on May 1 and November 1. HomeServices is required to prepay principal in the amount of $5.0 million per year commencing on November 1, 2004. At HomeServices' option, the 7.12% senior notes may be redeemed at any time, in whole or in part (so long as the amount being redeemed is at least 10.0% of the then outstanding aggregate amount), at a redemption price equal to 100.0% of the principal amount plus a make whole premium.

   The 7.12% senior notes are senior unsecured indebtedness of HomeServices and rank on an equal basis with borrowings outstanding under the revolving credit facility.

   The notes purchase agreement governing the terms of the 7.12% senior notes contains the same restrictive covenants and events of default as those contained in the revolving credit facility that are discussed above.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Immediately after the closing of the offering, HomeServices will have
shares of common stock issued and outstanding (   shares if the underwriters'
over-allotment option is exercised in full). All of the shares of common stock to be sold in the offering will be freely tradeable without restrictions or further registration under the Securities Act, except that shares purchased by an affiliate of HomeServices (as that term is defined in Rule 144) will be subject to the resale limitations of Rule 144.

   In general, under Rule 144, within any three-month period, no more than 1% of HomeServices' common stock then outstanding or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which the required notice of such sale was filed, whichever is greater, may be sold by the following classes of person:

   o any person, or persons whose shares are required to be aggregated, who owns shares of common stock which have been held for at least one year since such shares were sold by HomeServices or by one of its affiliates in a transaction or chain of transactions not involving a public offering; or

   o any of HomeServices' affiliates who holds shares of common stock that are not restricted securities.

   Sales under Rule 144 are also subject to provisions concerning the manner and notice of sale and availability of current public information about HomeServices. HomeServices' affiliates must comply with the requirements of Rule 144, including the one-year holding period requirement, to sell shares of common stock that are restricted securities. If at least two years have elapsed from the date restricted securities were acquired from HomeServices or one of its affiliates, a holder of such restricted securities who is not its affiliate at the time of the sale and has not been an affiliate of HomeServices at any time during the three months before such sale would be entitled to sell such shares without regard to the volume limitation and other conditions described above.

   In addition, after completing the offering, HomeServices intends to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the employee stock purchase plan. The registration statement on Form S-8 will automatically become effective upon filing. Subject to vesting and the exercise of the issued and outstanding options, shares registered under the registration statement on Form S-8 will be freely tradeable and available for sale in the open market.

   Each of HomeServices, its executive officers and directors, and MidAmerican Holdings has agreed not to offer, sell or otherwise dispose of any shares of common stock, other than in the offering, or any security convertible into or exchangeable or exercisable for shares of common stock, without the prior written consent of U.S. Bancorp Piper Jaffray on behalf of the underwriters for a period of 180 days after the date of this prospectus, unless such offer, sale or disposition is expressly permitted by the underwriting agreement. In addition, transfers of shares of common stock by MidAmerican Holdings are also restricted by the provisions of the stockholders agreement.

   Before the offering, there was no public market for common stock. Although HomeServices can make no prediction as to the effect, if any, that sales of shares of common stock by MidAmerican Holdings would have on the market price prevailing from time to time, sales of substantial amounts of common stock or the availability of such shares for sale could adversely affect prevailing market prices.

                          UNITED STATES FEDERAL TAX
             CONSIDERATIONS RELATING TO NON-UNITED STATES HOLDERS

   The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of the common stock applicable to Non-United States Holders of such common stock. For the purpose of this discussion, a "Non-United States Holder" is any holder who for United States federal income tax purposes is not a "United States person" (as defined below). This discussion does not address all aspects of United States federal income and estate taxation that may be relevant in light of such Non-United States Holder's particular facts and circumstances (such as being a U.S. expatriate) and does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. HomeServices has not and will not seek a ruling from the Internal Revenue Service with respect to the United States Federal income and estate tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth in this discussion. For purposes of this discussion, the term "United States person" means:

   o      a citizen or resident of the United States;

   o a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

   o an estate whose income is included in gross income for United States federal income tax purposes regardless of its source; or

   o a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

DIVIDENDS

   If HomeServices pays a dividend, any dividend paid to a Non-United States Holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons.

   In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

   A Non-United States Holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

   A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of his common stock unless:

   o such gain is effectively connected with a United States trade or business of the Non-United States Holder (which gain, in the case of a corporate Non-United States Holder, must also be taken into account for branch profits tax purposes);

   o the Non-United States Holder is an individual who holds such common stock as a capital asset (within the meaning of Section 1221 of the Code) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met; or

   o HomeServices is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. HomeServices has determined that it was not, is not and does not believe that it will become a "United States real property holding corporation" for United States federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

   Generally, HomeServices must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

   Dividends paid to a Non-United Sates Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or fails to provide a correct taxpayer identification number and certain other information to the payer. Backup withholding will generally not apply to dividends paid to Non-United States Holders at an address outside the United States on or prior to December 31, 1999 (unless the payer has knowledge that the payee is a United States person). Under recently finalized Treasury Regulations regarding withholding and information reporting (the "Final Regulations"), payment of dividends to Non-United States Holders at an address outside the United States after December 31, 1999 may be subject to backup withholding at a rate of 31% unless such Non-United States Holder satisfies certain certification requirements.

   Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Non-United States Holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

   o      a United States person;

   o      a "controlled foreign corporation" for United States tax purposes;
          or

   o a foreign person, 50% or more of whose gross income for certain periods is from the conduct of a United States trade or business, unless such broker has documentary evidence in its files of the holder's non-United States status and certain conditions are met or the holder otherwise establishes an exemption.

   In general, the recently promulgated Final Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming the benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States Holders should consult their tax advisors regarding the effect, if any, of the Final Regulations on an investment in the common stock. The Final Regulations are generally effective for payments made after December 31, 1999.

   Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

ESTATE TAX

   An individual Non-United States Holder who owned common stock at the time of his death or had made certain lifetime transfers of an interest in common stock will be required to include the value of such common stock in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

   The foregoing discussion is a summary of the principal federal income and estate tax consequences of the ownership, sale or other disposition of common stock by Non-United States Holders. Accordingly, investors are urged to consult their own tax advisors with respect to the income tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

                                 UNDERWRITING

   The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all the shares if any are purchased.

                                               NUMBER OF
UNDERWRITERS                                     SHARES
------------------------------------------  ---------------
U.S. Bancorp Piper Jaffray Inc.............
Credit Suisse First Boston Corporation ....

                                            ---------------
Total......................................

   The underwriters have advised HomeServices and MidAmerican Holdings that
they propose to offer the shares to the public at $      per share. The
underwriters propose to offer the shares to certain dealers at the same price
less a concession of not more that $     per share. The underwriters may
allow and the dealers may reallow a concession of not more than $     per
share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

   HomeServices has granted to the underwriters an option to purchase up to
an additional        shares of common stock and MidAmerican Holdings has
granted to the underwriters an option to purchase up to an additional shares of common stock, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

   The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                  NO EXERCISE      FULL EXERCISE
                --------------- -----------------
Per share .....        $                 $
Total .........        $                 $

   HomeServices and MidAmerican Holdings have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities. Such indemnification and contribution by MidAmerican Holdings relates only to information in this prospectus provided by MidAmerican Holdings.

   The underwriters have informed HomeServices and MidAmerican Holdings that they do not expect discretionary sales to exceed 5.0% of the shares of common stock being offered.

   HomeServices and each of its directors and executive officers and MidAmerican Holdings have agreed to certain restrictions on their ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. HomeServices has agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray on behalf of the underwriters. The agreements provide exceptions for (1) sales to underwriters pursuant to the purchase agreement,
(2) sales in connection with the exercise of options granted and the granting of options under HomeServices' stock option plan and sales of common stock under HomeServices' stock purchase plans and (3) certain other exceptions.

   The underwriters have reserved for sale, at the initial public offering
price, up to         shares of common stock for employees, directors and
certain other persons associated with HomeServices who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   HomeServices will apply to list its shares of common stock on The Nasdaq Stock Market's National Market under the symbol "HOME".

   Each of U.S. Bancorp Piper Jaffray and Credit Suisse First Boston Corporation and their affiliates has provided customary financial advisory services to HomeServices and MidAmerican Holdings and certain of their affiliates, for which they have received customary compensation and indemnification, and in the future may provide such services.

   Prior to this offering, there has been no public market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated among HomeServices, MidAmerican Holdings and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which HomeServices competes, HomeServices' past and present operations, HomeServices' historical results of operations, HomeServices' prospects for future earnings, the recent market prices of securities of generally comparable companies, the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

   To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by HomeServices and MidAmerican Holdings. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                                LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for HomeServices by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Legal matters in connection with the sale of shares of common stock in the offering will be passed upon for the underwriters by Chadbourne & Parke LLP. Legal matters in connection with the sale of shares by MidAmerican Holdings in the offering will be passed upon by Steven A. McArthur, Senior Vice President, Mergers and Acquisitions of MidAmerican Holdings. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, currently represents and may continue to represent MidAmerican Holdings, the underwriters and their respective affiliates in connection with legal matters. Chadbourne & Parke LLP has from time to time represented and may continue to represent MidAmerican Holdings and its affiliates in connection with legal matters. As of May 31, 1999, Mr. McArthur beneficially owned approximately 300,000 shares of the common stock of MidAmerican Holdings.

                                   EXPERTS

   The consolidated financial statements of HomeServices.Com Inc. and subsidiaries (including the predecessor) as of December 31, 1998 and for the periods ended May 27, 1998 and December 31, 1998 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing in this prospectus and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of J.C. Nichols Real Estate (now known as J.C. Residential Inc.) and subsidiaries as of December 31, 1997 and for the years ended December 31, 1997 and 1996, and the eight months ended August 31, 1998, included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing in this prospectus and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of Iowa Realty Co., Inc. and subsidiaries as of December 31, 1997 and for the years ended December 31, 1997 and 1996, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

   The financial statements of Paul Semonin Company (now known as Paul Semonin Realtors) as of December 31, 1998 and 1997, and for the periods ended December 31, 1998 and 1997, included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing in this prospectus and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The financial statements of HOME Real Estate Company of Omaha for the period May 8, 1998 through August 18, 1998, included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing in this prospectus and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

   HomeServices has filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock to be sold in the offering. This prospectus is a part of the registration statement and does not contain all the information in the registration statement, as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the copy of such contract, agreement or other document filed as an exhibit to the registration statement. The registration statement, and the reports and other information to be filed by

HomeServices with the SEC following the offering in accordance with the Securities Exchange Act of 1934, can be inspected and copied at the principal office of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may be obtained from the SEC's website, http://www.sec.gov, and from the Public Reference Room of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees required by the SEC. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

   After the closing of the offering, HomeServices will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file reports, proxy and information statements and other information with the SEC. These reports, proxy and information statements and other information can be inspected and copied at the addresses described above. HomeServices intends to furnish to its stockholders annual reports containing audited consolidated financial statements, including an opinion on the audited financial statements expressed by HomeServices' independent auditors.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                             PAGE
                                                                                             ----
CONSOLIDATED FINANCIAL STATEMENTS OF HOMESERVICES.COM INC.
  AND SUBSIDIARIES (INCLUDING PREDECESSOR)
   Report of Independent Accountants .....................................................   F-2
   Consolidated Balance Sheets as of December 31, 1998 and March 31, 1999 (unaudited).....   F-3
   Consolidated Statements of Income for the periods ended December 31, 1998 and
    May 27, 1998 and the three months ended March 31, 1999 and 1998 (unaudited) ..........   F-4
   Consolidated Statements of Changes in Stockholders' Equity for the periods ended
    May 27, 1998 and December 31, 1998 and the three months ended March 31, 1999
    (unaudited) ..........................................................................   F-5
   Consolidated Statements of Cash Flows for the periods ended December 31, 1998 and
    May 27, 1998 and the three months ended March 31, 1999 and 1998 (unaudited)...........   F-6
   Notes to Consolidated Financial Statements ............................................   F-7

CONSOLIDATED FINANCIAL STATEMENTS OF J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES
   Report of Independent Accountants .....................................................   F-21
   Consolidated Balance Sheet as of December 31, 1997 ....................................   F-22
   Consolidated Statements of Income for the eight months ended August 31, 1998 and
    the years ended December 31, 1997 and 1996 ...........................................   F-24
   Consolidated Statements of Changes in Partners' Capital for the years ended
    December 31, 1996 and 1997 and the eight months ended August 31, 1998 ................   F-25
   Consolidated Statements of Cash Flows for the eight months ended August 31, 1998
    and the years ended December 31, 1997 and 1996 .......................................   F-26
   Notes to Consolidated Financial Statements ............................................   F-27

CONSOLIDATED FINANCIAL STATEMENTS OF IOWA REALTY CO., INC. AND SUBSIDIARIES
 (INCLUDING EDINA REALTY HOME SERVICES)
   Independent Auditors' Report ..........................................................   F-33
   Consolidated Balance Sheet as of December 31, 1997 ....................................   F-34
   Consolidated Statements of Income for the years ended December 31, 1997 and 1996 ......   F-35
   Consolidated Statements of Changes in Stockholders' Equity for the years ended
    December 31, 1997 and 1996 ...........................................................   F-36
   Consolidated Statements of Cash Flows for the years ended December 31, 1997 and 1996 ..   F-37
   Notes to Consolidated Financial Statements ............................................   F-38

FINANCIAL STATEMENTS OF PAUL SEMONIN COMPANY
   Report of Independent Accountants .....................................................   F-48
   Balance Sheets as of December 31, 1998 and 1997 .......................................   F-49
   Statements of Income for the years ended December 31, 1998 and 1997 ...................   F-50
   Statements of Changes in Stockholders' Equity for the years ended December 31, 1998
    and 1997 .............................................................................   F-51
   Statement of Cash Flows for the years ended December 31, 1998 and 1997 ................   F-52
   Notes to Financial Statements .........................................................   F-53

FINANCIAL STATEMENTS OF HOME REAL ESTATE COMPANY OF OMAHA
   Report of Independent Accountants .....................................................   F-60
   Statement of Income for the period from May 8, 1998 through August 18, 1998 ...........   F-61
   Statement of Changes in Stockholders' Equity for the period from May 8, 1998 through
    August 18, 1998 ......................................................................   F-62
   Statement of Cash Flows for the period from May 8, 1998 through August 18, 1998 .......   F-63
   Notes to Financial Statements .........................................................   F-64

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
HomeServices.Com Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of HomeServices.Com Inc. and its subsidiaries (the "Company") at December 31, 1998 and the results of its operations and its cash flows for the periods ended May 27, 1998 (Predecessor) and December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the Company was formed on April 6, 1998. The Company had no substantive operations prior to the acquisition of Iowa Realty Co., Inc. ("Iowa Realty") on May 27, 1998 and commenced operations on May 28, 1998. The results of operations, changes in stockholders' equity and cash flows of Iowa Realty from January 1, 1998 through its acquisition by the Company are presented in the consolidated financial statements and are designated as "Predecessor".


Kansas City, Missouri,                            /s/ PricewaterhouseCoopers LLP
May 28, 1999

                             HOMESERVICES.COM INC.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                                                                MARCH 31,
                                                                              DECEMBER 31,        1999
                                                                                  1998         (UNAUDITED)
                                  ASSETS                                     --------------   ------------
Current assets:
 Cash and cash equivalents ...............................................      $  3,114        $  2,898
 Mortgage loans held for sale and other receivables, net of allowance of
   $1,346 and $1,349......................................................        17,320          13,482
 Receivable from affiliates ..............................................            69               6
 Cash held in trust ......................................................         7,932           8,797
 Income taxes receivable .................................................         3,902           2,899
 Other current assets ....................................................         2,074           2,077
                                                                                --------        --------
                                                                                  34,411          30,159
                                                                                --------        --------
Other assets:
 Office property and equipment, net ......................................        15,453          15,704
 Intangible assets, net of accumulated amortization of $1,568 and $2,327..        75,122          75,005
 Investment in 50% or less owned entities ................................           269             480
 Held-to-maturity securities .............................................           651             848
 Available-for-sale security .............................................           297             272
 Deferred taxes ..........................................................         2,148           2,945
 Other assets ............................................................           169             124
                                                                                --------        --------
                                                                                  94,109          95,378
                                                                                --------        --------
    Total assets .........................................................      $128,520        $125,537
                                                                                ========        ========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ........................................................      $  5,448        $  4,012
 Accrued expenses ........................................................        11,345           9,831
 Payable to affiliates ...................................................           367           1,209
 Cash held in trust ......................................................         7,932           8,797
 Current portion of agent profit sharing .................................           433             433
 Current portion of long-term debt .......................................         3,436           3,405
 Other current liabilities ...............................................         1,191           1,404
                                                                                --------        --------
                                                                                  30,152          29,091
                                                                                --------        --------
Other liabilities:
 Long-term debt ..........................................................        58,009          57,863
 Agent profit sharing ....................................................         5,074           4,738
 Other noncurrent liabilities ............................................            91              89
                                                                                --------        --------
                                                                                  63,174          62,690
                                                                                --------        --------
    Total liabilities ....................................................        93,326          91,781
                                                                                --------        --------
Commitments and contingencies (note 13) ..................................            --              --
Stockholders' equity:
 Common stock, no par; 1,000,000 shares authorized, 10,000 shares issued
   and outstanding .......................................................            10              10
 Additional paid-in capital ..............................................        39,505          39,505
 Notes receivable ........................................................          (896)           (882)
 Accumulated other comprehensive income (loss) ...........................             9             (16)
 Accumulated deficit .....................................................        (3,434)         (4,861)
                                                                                --------        --------
 Total stockholders' equity ..............................................        35,194          33,756
                                                                                --------        --------
 Total liabilities and stockholders' equity ..............................      $128,520        $125,537
                                                                                ========        ========

   The accompanying notes are an integral part of these financial statements.

                             HOMESERVICES.COM INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)




                                                COMPANY         PREDECESSOR           COMPANY         PREDECESSOR
                                            --------------   -----------------   ----------------   ---------------
                                             MAY 28, 1998                          THREE MONTHS       THREE MONTHS
                                                THROUGH       JANUARY 1, 1998          ENDED             ENDED
                                             DECEMBER 31,         THROUGH         MARCH 31, 1999     MARCH 31, 1998
                                                 1998           MAY 27, 1998        (UNAUDITED)       (UNAUDITED)
                                            --------------   -----------------   ----------------   ---------------
Revenues:
 Commission revenue .......................   $ 169,647           $74,893           $  56,566           $39,387
 Title fees ...............................      14,154             7,575               4,269             4,134
 Other ....................................       6,790             3,769               3,850             2,044
                                              ---------           -------           ---------           -------
  Total revenues ..........................     190,591            86,237              64,685            45,565
                                              ---------           -------           ---------           -------
Operating expenses:
 Commission expense .......................     113,225            49,107              39,107            26,223
 Acquisition related costs (note 2) .......      18,271                --                  --                --
 Salaries and employee benefits ...........      27,603            14,620              11,664             8,910
 Occupancy ................................       9,081             5,564               4,516             3,469
 Business promotion and advertising .......       8,632             5,184               2,750             2,997
 Depreciation and amortization ............       4,177             2,293               1,981             1,413
 Operating, administrative and other ......      13,949             5,758               6,211             3,244
                                              ---------           -------           ---------           -------
  Total operating expenses ................     194,938            82,526              66,229            46,256
                                              ---------           -------           ---------           -------
Other income (expense):
Interest income ...........................         595               169                 254               103
Interest expense ..........................      (1,929)             (263)             (1,064)             (174)
                                              ---------           -------           ---------           -------
  Other expense, net ......................      (1,334)              (94)               (810)              (71)
                                              ---------           -------           ---------           -------
  Income (loss) before income taxes .......      (5,681)            3,617              (2,354)             (762)
Income taxes (benefit) ....................      (2,247)            1,664                (927)             (275)
                                              ---------           -------           ---------           -------
  Net income (loss) .......................   $  (3,434)          $ 1,953           $  (1,427)          $  (487)
                                              =========           =======           =========           =======
Net income (loss) per share:
  Basic and Diluted .......................   $ (343.40)          $  0.41           $ (142.70)          $ (0.10)
                                              =========           =======           =========           =======
  Weighted average shares outstanding .....          10             4,748                  10             4,759
                                              =========           =======           =========           =======

   The accompanying notes are an integral part of these financial statements.

                             HOMESERVICES.COM INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         (IN THOUSANDS EXCEPT SHARES)




                                                                                           ACCUMULATED      RETAINED
                                             COMMON STOCK       ADDITIONAL                    OTHER         EARNINGS
                                        ----------------------    PAID-IN       NOTES     COMPREHENSIVE   (ACCUMULATED
                                            SHARES     AMOUNT     CAPITAL    RECEIVABLE   INCOME (LOSS)     DEFICIT)      TOTAL
                                        ------------- -------- ------------ ------------ --------------- ------------- -----------
Predecessor:
Balance, January 1, 1998 ..............   4,758,850     $48      $31,664     $      --        $  --        $  5,079       36,791
Net income ............................          --      --           --            --           --           1,953        1,953
Distribution to parent ................          --      --           --            --           --          (1,961)      (1,961)
Share acquisition .....................     (64,692)     (1)        (699)           --           --              --         (700)
Dividends .............................          --      --           --            --           --          (3,699)      (3,699)
Capital contribution ..................          --      --        9,150            --           --              --        9,150
                                          ---------     -----    -------     ---------        -----        --------       ------
Balance, May 27, 1998 .................   4,694,158     $47      $40,115     $      --        $  --        $  1,372     $ 41,534
                                          =========     =====    =======     =========        =====        ========     ========

=================================================================================================================================

Company:
Balance, May 28, 1998 .................          --     $--      $    --     $      --        $  --        $     --     $     --
Comprehensive income (loss):
 Net loss .............................          --      --           --            --           --          (3,434)      (3,434)
 Unrealized gain on
  investments .........................          --      --           --            --            9              --            9
                                          ---------     -----    -------     ---------        -----        --------     --------
Total comprehensive income
 (loss) ...............................          --      --           --            --           --              --       (3,425)
Initial capitalization ................      10,000      10       30,505        (1,525)          --              --       28,990
Capital contribution ..................          --      --        9,000            --           --              --        9,000
Allowance for forgiveness of
 notes receivable, net of
 accrued interest .....................          --      --           --           629           --              --          629
                                          ---------     -----    -------     ---------        -----        --------     --------
Balance, December 31, 1998 ............      10,000      10       39,505          (896)           9          (3,434)      35,194
                                          =========     =====    =======     =========        =====        ========     ========
Comprehensive income (loss):
 Net loss (unaudited) .................          --      --           --            --           --          (1,427)      (1,427)
 Unrealized loss on
  investments (unaudited) .............          --      --           --            --          (25)             --          (25)
                                          ---------     -----    -------     ---------        -----        --------     --------
Total comprehensive income
 (loss) (unaudited) ...................          --      --           --            --           --              --       (1,452)
Allowance for forgiveness of
 notes receivable, net of
 accrued interest (unaudited) .........          --      --           --            14           --              --           14
                                          ---------     -----    -------     ---------        -----        --------     --------
Balance, March 31, 1999
 (unaudited) ..........................      10,000     $10      $39,505     $    (882)       $ (16)       $ (4,861)    $ 33,756
                                          =========     =====    =======     =========        =====        ========     ========

   The accompanying notes are an integral part of these financial statements.

                             HOMESERVICES.COM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                            COMPANY         PREDECESSOR           COMPANY         PREDECESSOR
                                                        --------------   -----------------   ----------------   ---------------
                                                         MAY 28, 1998                          THREE MONTHS       THREE MONTHS
                                                            THROUGH       JANUARY 1, 1998          ENDED             ENDED
                                                         DECEMBER 31,         THROUGH         MARCH 31, 1999     MARCH 31, 1998
                                                             1998           MAY 27, 1998        (UNAUDITED)       (UNAUDITED)
                                                        --------------   -----------------   ----------------   ---------------
Cash flows from operating activities:
 Net income (loss) ....................................   $  (3,434)         $ 1,953             $(1,427)          $   (487)
 Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Depreciation and amortization ......................       4,177            2,293               1,981              1,413
   Acquisition related costs ..........................      18,271               --                  --
   Loss (gain) on sale of office property &
    equipment .........................................         197               (6)                 (2)                --
   Decrease in notes receivable .......................         630               --                  14                 --
   Deferred income taxes ..............................        (336)              79                (797)              (221)
   Change in assets and liabilities net of effects
    from purchase of subsidiaries:
    Decrease (increase) in income taxes receivable.....      (1,893)              --               1,003                 --
    Decrease (increase) in mortgage loans held for
      sale and other receivables ......................      (7,287)            (281)              3,901              1,021
    Decrease (increase) in other assets ...............         728            1,252                (256)              (149)
    Increase (decrease) in accounts payable ...........        (929)            (315)               (594)            (1,036)
    Increase (decrease) in accrued expenses ...........         922             (261)             (1,514)            (1,329)
    Increase (decrease) in agent profit sharing .......       1,169             (164)               (336)              (207)
    Increase (decrease) in other liabilities ..........         213              441                 211                (90)
                                                          ---------          ---------           ---------         --------
      Net cash provided by (used in) operating
       activities .....................................      12,428            4,991               2,184             (1,085)
                                                          ---------          ---------           ---------         --------
Cash flows from investing activities:
 Purchase of subsidiaries, net of cash acquired .......     (96,478)              --                (800)                --
 Proceeds from sale of subsidiary .....................          --               --                  70                 --
 Proceeds from sale of property and equipment .........           2                9                  10                 --
 Purchase of property and equipment ...................      (2,650)            (900)             (1,306)              (336)
 Purchase of investments ..............................          --               --                (197)                --
                                                          ---------          ---------           ---------         --------
      Net cash used in investing activities ...........     (99,126)            (891)             (2,223)              (336)
                                                          ---------          ---------           ---------         --------
Cash flows from financing activities:
 Payment on long-term debt ............................      (7,753)            (872)               (177)             1,701
 Proceeds from issuance of private placement notes.....      35,000               --                  --                 --
 Net change in revolving credit facility ..............      25,000               --                  --                 --
 Proceeds from capital transactions ...................      37,990               --                  --                 --
 Distributions and dividends to parent ................          --           (1,068)
 Loan costs ...........................................        (425)              --                  --                 --
                                                          ---------          ---------           ---------         --------
      Net cash provided by (used in) financing
       activities .....................................      89,812           (1,940)               (177)             1,701
                                                          ---------          ---------           ---------         --------
      Net increase (decrease) in cash and cash
       equivalents ....................................       3,114            2,160                (216)               280
Cash and cash equivalents at beginning of period ......          --            2,590               3,114              2,590
                                                          ---------          ---------           ---------         --------
Cash and cash equivalents at end of period ............   $   3,114          $ 4,750             $ 2,898           $  2,870
                                                          =========          =========           =========         ========

   The accompanying notes are an integral part of these financial statements.

                             HOMESERVICES.COM INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES AND
                       PRACTICES

CORPORATE OVERVIEW

     HomeServices.Com Inc. (the Company), formerly known as MidAmerican Realty Services Company (MidAmerican), is a majority owned subsidiary of MidAmerican Energy Holdings Company (Parent). The Company was formed on April 6, 1998, to operate primarily as a home services company specializing in real estate brokerage and complimentary products. These complimentary products and services include mortgage origination, title insurance, abstracting services, escrow services, home warranty coverage, as well as property and casualty insurance products. The Company operates in the eight contiguous midwest states of Minnesota, Iowa, Kansas, Missouri, Nebraska, Wisconsin, North Dakota and South Dakota. The Company entered into the real estate brokerage business in May 1998, with the acquisition of Iowa Realty Co., Inc. The Company has approximately 4,300 agents under contract across the eight contiguous states. See note 2 on acquisitions.

     The accompanying financial statements include the operations of Iowa Realty Co., Inc., including Edina Realty Home Service, prior to being acquired by MidAmerican on May 27, 1998 and are referred to as the Predecessor. MidAmerican had no substantive operations prior to the acquisition of Iowa Realty Co., Inc. and the financial statements of MidAmerican reflect its operations from May 28, 1998, the date it commenced operations.

CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include HomeServices.Com Inc. and its active, wholly or majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTERIM FINANCIAL DATA

     The interim financial data is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods.

CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits in depository institutions purchased with maturity of three months or less, excluding cash held in trust.

     Supplemental disclosure of cash flow information (in thousands) --


                                            PREDECESSOR     COMPANY
                                           -------------   --------
       Cash paid for interest ..........       $  695       $1,292
       Cash paid for taxes .............       $1,648       $4,258

                             HOMESERVICES.COM INC.

     Supplemental schedule of noncash investing and financing activities (in thousands) --


                                                                  COMPANY
                                                                 --------
       Acquisition payment in accounts payable ...............    $  919
       Common stock issued to minority shareholders ..........    $1,525

     The Company purchased the stock of various subsidiaries during 1998 for $106,732. In conjunction with the acquisitions, liabilities were assumed as follows:


       Fair value of assets acquired ...........    $  146,664
       Cash paid for the capital stock .........      (106,732)
                                                    ----------
       Liabilities assumed .....................    $   39,932
                                                    ==========

INVESTMENTS

     50 Percent or less owned entities

     The Company accounts for its investment in 50 percent or less owned entities using the equity method unless the Company does not have the ability to exercise significant influence over the invested operating and financial policies, in which case the investment is accounted for using the cost method.

     Investment securities

     Marketable debt securities are classified as available-for-sale or held-to-maturity. Management determines the appropriate classification of debt securities at the time of purchase. Debt securities classified as available-for-sale are stated at fair value, with unrealized gains and losses reported in a separate component of stockholders' equity. Realized gains and losses on sales of investments are included in other revenues. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Interest on debt securities is included in interest income.

     Certain investments in equity securities are accounted for as available-for-sale securities and adjusted to market value with unrealized gains or (losses) reported as a separate component of stockholders' equity.

OFFICE PROPERTY AND EQUIPMENT

     Property and equipment is carried at cost less accumulated depreciation. Major renewals and betterments are capitalized, while maintenance and repairs that do not improve or extend the life of the respective assets are charged against earnings in the current period.

     Depreciation and amortization are provided on straight-line and accelerated methods over the following estimated useful lives:


   Buildings ......................   18-31 years
   Furniture and fixtures .........    3-10 years
   Leasehold improvements .........   Shorter of the life of the underlying
                                      lease or the estimated useful life of the
                                      improvement.

INTANGIBLE ASSETS

     Intangible assets consist of the excess cost over acquired net assets (goodwill) which has been capitalized and is being amortized on a straight line basis over 30 years. Whenever events or changes

                             HOMESERVICES.COM INC.

in circumstances indicate that the carrying amount of goodwill may not be recoverable, the Company reviews the carrying value of goodwill for impairment based on the undiscounted operating cash flows of the related business unit. Non-compete agreements are stated at cost and amortized over the lives of the agreements.

FUNDS HELD IN TRUST AND REFUNDABLE DEPOSITS

     The Company maintains separately designated trust accounts for home buyers' earnest money and other deposits. The Company holds such funds until sold properties are closed and subsequently disburses amounts in accordance with the settlement instructions. At December 31, 1998, the Company held approximately $7.9 million of funds in trust.

INCOME TAXES

     Income taxes are accounted for using the asset and liability method, which requires deferred taxes to be recognized by applying enacted statutory rates applicable to future years to the differences between the carrying amounts and the tax basis of existing assets and liabilities.

     The Company files a consolidated income tax return with its Parent and calculates its income tax provision as if it filed a separate return. The Company remits to its Parent all current tax expense and receives from its Parent the benefit of current income deductions and credits utilized.

REVENUE RECOGNITION

     Commission income from real estate brokerage transactions and related amounts due to agents are recognized when title has transferred from seller to buyer.

     Fees related to loan originations are recognized when the related loan is delivered to the third party purchasers. At December 31, 1998, the Company had $13.4 million in mortgage loans held for sale and other receivables related to undelivered loans for which purchase commitments had been received.

BUSINESS PROMOTION AND ADVERTISING

     Advertising and promotion costs are expensed as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     The Company discloses the estimated fair value for its financial instruments using the methods and assumptions set forth below:

     Cash and cash equivalents

     The carrying amount approximates the estimated fair value due to the short-term nature of the investments.

                             HOMESERVICES.COM INC.

Securities

     Fair values of securities available for sale are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.


     Mortgage loans held for sale and other receivables

     Mortgage loans held for sale are carried at the lower of cost or market, computed on the aggregate basis. Market value is computed using the outstanding commitment price from the investors. The carrying amount approximates the estimated fair value.

     The carrying amount of other receivables approximates the estimated fair value due to the short-term nature of the investments.

     Long-term debt

     Rates currently available to the Company for such borrowings with similar terms and remaining maturities are used to discount the future cash flows to estimate fair value for notes payable. The fair value of the private placement notes was approximately $36 million at December 31, 1998. The carrying value of the revolving credit facility at December 31, 1998 approximated fair value as the facility has a floating rate based upon the current interest rate. The fair value of the interest rate swap at December 31, 1998 was $10,000.

     Derivative Financial Instruments

     The Company uses interest rate swaps to reduce the impact of changes in interest rates on variable-rate debt. The net effect of these agreements is recorded as interest expense. Interest rates swap agreements effectively fix the interest rates on a portion of the Company's variable-rate debt. These agreements are not adjusted to market value as they are used only to manage interest expense and the intent is to hold them until their termination date.

BRANDING AGREEMENTS

     The Company entered into an agreement with a third party providing for such party to use the Company's name in conjunction with the residential and commercial activities conducted by the third party. The agreement also provides the Company with a 60-day right of first refusal to purchase a controlling interest in the third party's operation should a sale be initiated. The Company has agreed to pay $10,000 monthly for these rights. The agreement was dated October 13, 1998, and has a term of five years with an additional five-year renewal option by the third party.

     A subsidiary of the Company entered into an agreement with a third party allowing the subsidiary's tradename and logo to be associated with the activities conducted by the third party. The subsidiary entered into this agreement, which has a 50-year term unless terminated earlier, on December 28, 1988. The third party paid a total of $100,000 for the right to use the subsidiary's tradename and logo. As a part of this agreement, the subsidiary and third party agreed to form a new corporation for the purpose of granting sublicenses to other real estate brokers within the state and use the subsidiary's tradename for a fee. These sublicenses have a term of 30 years unless terminated earlier under provisions of the agreement.

FRANCHISE SALES

     The Company sells real estate brokerage franchises. In exchange for certain fees, the Company provides the right to use certain names and related trademarks. In addition, the Company provides brand marketing, operational guidelines, sales and promotion materials and training. In 1998, the

                             HOMESERVICES.COM INC.

Company recognized net revenue of $602,000 related to the franchise operation. Through May 28, 1998, the Predecessor had recognized net revenues of $282,000 related to the franchise operation.

NEW ACCOUNTING PRONOUNCEMENTS

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that the cost of start-up activities previously capitalized be charged against income and reported as a cumulative effect of a change in accounting principle, and further requires that such costs subsequent to adoption be expensed as incurred. The Company adopted this standard in 1999 and expensed applicable unamortized costs of $145,000 previously capitalized in connection with the start-up of all acquired companies in the first quarter of 1999. As this amount is immaterial, the cumulative effect of the change is included in depreciation and amortization expense on the statement of income.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The statement will become effective for the Company in fiscal 2001. Adoption of this statement is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosures About Segments of an Enterprise and Related Information, which establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosure about products and services, geographic areas and major customers. The Company conducts its business activity in a single operating segment. Commission revenue from real estate brokerage services comprised approximately 87% and 89% of total revenue for the predecessor and the Company, respectively. The Company has no other single source of revenue greater than 7%.

(2) ACQUISITIONS

     Each acquisition was accounted for as a purchase business combination. All identifiable assets acquired and liabilities assumed were assigned a portion of the acquisition price equal to their fair value at the date of acquisition. The capitalized goodwill associated with the acquisitions in 1998 totaled $74,738.

     Upon the acquisition of real estate brokerage companies, the Company established an asset for the value of pending real estate sales contracts. In the accompanying statement of income, the asset, referred to as acquisition related costs, is charged to income in the period in which the related revenues are reflected. The value of these contracts for 1998 business acquisitions was $18.3 million. As of December 31, 1998, the entire value of the pending real estate sales contracts has been charged to income.

                             HOMESERVICES.COM INC.

     In 1998, MidAmerican purchased the following companies:




                                                                        PURCHASE PRICE
ACQUISITION DATE                COMPANY                 LOCATION        (IN THOUSANDS)
-------------------   --------------------------   -----------------   ---------------
May 27, 1998          Iowa Realty Co., Inc.,       Des Moines, IA          $78,300
                      including Edina Realty       Minneapolis MN
                      Home Services of             Springfield, MO
                      Minnesota
                      (Predecessor)
August 18, 1998       HOME Real Estate             Omaha, NE               $ 5,200
                      Company of Omaha.
August 18, 1998       CBS Real Estate              Omaha, NE               $ 5,300
                      Company
September 1, 1998     J.C. Nichols Real Estate     Kansas City, MO         $16,800
December 18, 1998     Nebraska Land Title &        Omaha, NE               $   800
                      Abstract

     On May 8, 1998, the predecessor sold 80% of its 100% interest in HOME Real Estate Holdings, Inc. (formerly Home Real Estate Company), valued at $3 million, to its minority shareholders. In addition, 64,692 shares of common stock of the predecessor held by the minority shareholders and valued at $700,000, were exchanged for the remaining 20% of HOME Real Estate Holdings, Inc. The proceeds from the sale of the 80% interest were received by the predecessor's parent company and are reflected as a dividend in the statement of changes in shareholders' equity.

     Immediately prior to the acquisition of the predecessor by the Company, the predecessor liquidated a joint venture with an investment balance of approximately $3.1 million (the investment balance at December 31, 1997 was $2.6 million). In connection with the liquidation, $1,168,000 was included in assets purchased by the Company and $1,961,000 was transferred to the predecessor's parent as reflected on the statement of changes in stockholder's equity. Income of $477,000 was recorded for this investment in 1998 by the predecessor and is included in other revenue on the statement of income.

     Additionally, immediately prior to the acquisition of the predecessor by the Company, the predecessor's parent acquired the $2,815,000 minority interest in Edina Financial Services (a subsidiary of Edina Realty Home Services) resulting in a capital contribution of $9,150,000 and additional goodwill of $6,335,000.

     The following pro forma financial information represents the unaudited pro forma results of operations as if the aforementioned acquisitions had been completed on January 1, 1998, after giving effect to certain adjustments including increased amortization of goodwill generated from the acquisitions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have been achieved had these acquisitions been completed as of January 1, 1998, nor are the results indicative of the Company's future results of operations.


                                       FOR THE YEAR ENDED
                                       DECEMBER 31, 1998
                                         (IN THOUSANDS)
                                      -------------------
       Revenues ...................        $326,491
       Operating expenses .........         325,349
       Net (loss) .................          (1,591)

                             HOMESERVICES.COM INC.

     The acquisitions were partially funded through the issuance of 10,000 shares of common stock to its parent, valued at approximately $29 million. Additional financing was provided through a $9 million capital contribution, the issuance of private placement notes and a revolving credit facility provided by third party lenders.

(3) SALE-LEASEBACK TRANSACTIONS

     The Company is party to sale-leaseback transactions for certain brokerage offices. The leases are classified as operating leases, and gains realized on the sales transactions were deferred and are being credited to income as occupancy expense adjustments over the lease terms. At December 31, 1998, deferred income related to these transactions was $14,000.

(4) LONG-TERM DEBT

     Long-term debt consisted of the following at December 31, 1998 (in thousands):


       7.12% Private placement notes .........    $35,000
       Revolving credit facility .............     25,000
       Other .................................      1,445
                                                  -------
                                                   61,445
       Less current portion ..................      3,436
                                                  -------
                                                  $58,009
                                                  =======

PRIVATE PLACEMENT NOTES

     In November 1998, the Company issued $35 million of 7.12% fixed rate private placement senior notes due in annual increments of $5 million beginning in 2004. Cash interest is due semi-annually on May 1 and November 1 of each year. The notes are collateralized by all assets of the Company.

REVOLVING CREDIT FACILITY

     In November 1998, the Company obtained a $25 million, 5-year credit facility of which the Company had drawn down the entire amount as of December 31, 1998. The credit availability declines $1.5 million every six months for five years, and a commitment fee of 0.3% is charged on any unused portion of the facility. The credit agreement has a variable interest rate (LIBOR) plus a credit spread based on certain financial ratios. The Company entered into a 3-year interest swap agreement covering $12.5 million of the credit facility, which effectively fixed the interest rate on this portion at 6.3%. As of December 31, 1998, the blended interest rate on the entire facility was 6.51%. Interest is payable every 90 days. The notes are collateralized by all assets of the Company.

     The private placement notes and credit facility agreement contain various financial covenants, including among other things, a minimum net worth of $25 million plus 25% of consolidated net earnings, maintenance of certain operating ratios, 75% dividend payment restriction, and maximum allowable indebtedness to net worth of 65% to 35%.

                             HOMESERVICES.COM INC.

     Aggregate maturities of notes payable for the next five years and thereafter are as follows (in thousands):


  1999 ....................    $ 3,436
  2000 ....................      3,242
  2001 ....................      3,261
  2002 ....................      3,281
  2003 ....................      3,225
  Thereafter ..............     45,000
                               -------
                               $61,445
                               =======

(5) MORTGAGE LOANS HELD FOR SALE AND OTHER RECEIVABLES

     Mortgage loans held for sale and other receivables consisted of the following at December 31, 1998 (in thousands):


       Mortgage loans held for sale .........    $13,384
       Other ................................      5,282
                                                 -------
                                                  18,666
       Less allowance .......................      1,346
                                                 -------
                                                 $17,320
                                                 =======

(6) OFFICE PROPERTY AND EQUIPMENT

     Office property and equipment consisted of the following at December 31, 1998 (in thousands):

       Land ..................................    $   219
       Buildings .............................      3,929
       Furniture and equipment ...............     13,914
                                                  -------
                                                   18,062
       Less accumulated depreciation .........      2,609
                                                  -------
                                                  $15,453
                                                  =======

Depreciation expense for the Company in 1998 totaled $2,609,000 while the predecessor charged $1,488,000 against income for depreciation through May 27, 1998.

                             HOMESERVICES.COM INC.

     The Company rents office space for its various brokerage offices. Future minimum rental payments under noncancelable operating leases at December 31, 1998, were as follows (in thousands):

                                   TO RELATED     TO THIRD
                                     PARTIES      PARTIES       TOTAL
                                  ------------   ---------   ----------
  Year ending December 31:
  1999 ........................      $ 3,181      $ 8,443     $11,624
  2000 ........................        2,809        7,034       9,843
  2001 ........................        1,579        5,429       7,008
  2002 ........................        1,269        4,519       5,788
  2003 ........................          980        3,082       4,062
  Thereafter ..................        1,301        4,486       5,787
                                     -------      -------     -------
                                     $11,119      $32,993     $44,112
                                     =======      =======     =======

     Total occupancy expense under noncancelable operating leases during 1998 was $4.9 million for the predecessor and $8.9 million for the Company.

(7) INTANGIBLE ASSETS

     Intangible assets consisted of the following at December 31, 1998 (in thousands):


       Goodwill ..............................    $74,738
       Non-compete agreements ................      1,350
       Other intangibles .....................        602
                                                  -------
                                                   76,690
       Less accumulated amortization .........      1,568
                                                  -------
                                                  $75,122
                                                  =======

     The Company amortized $1,568,000 in 1998 while the predecessor recorded amortization of $805,000 for intangible assets through May 27, 1998.

(8) INVESTMENTS IN 50 PERCENT OR LESS OWNED ENTITIES

     Condensed unaudited financial information for entities accounted for under the equity method is as follows at December 31, 1998 (in thousands):


       Total assets ..............    $1,633
                                      ======
       Total liabilities .........    $  364
                                      ======
       Net income ................    $  521
                                      ======

     Net earnings in entities accounted for under the equity method were $-0-and $260,000 for the predecessor and the Company, respectively.

(9) EMPLOYEE BENEFIT PLANS

CONTRIBUTION PLAN

     The Company maintains various defined contribution salary deferral plans covering substantially all employees under section 401(k) of the Internal Revenue Code. The plans allow for matching and employer contributions not to exceed the maximum allowable for tax purposes. The Company match

                             HOMESERVICES.COM INC.

ranges from 50 to 125 percent of the employee contribution for the first 4 to 6 percent of the employee's annual compensation depending upon the specific plan. Additionally, one plan provides for a Company contribution equal to a percent of annual compensation for each active, eligible employee on December 31 of each year. Two other plans provide for additional Company contributions at the discretion of the Company. For the period ended December 31, 1998, the Company recognized expense of $1.2 million for the plans, while the predecessor recognized expense of $100,000 through May 27, 1998.


POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company offered a post-retirement benefit plan, which provided certain eligible participants with medical, dental and life insurance benefits. The plan was terminated effective January 1, 1999. The plan was unfunded, and the benefits were generally based on a combination of age and years of service at retirement. The plan provided no vesting rights for participants. Upon termination of the plan, there was one retiree collecting benefits. The medical and dental insurance plan was contributory, with retirees' contributions adjusted annually, and contained other cost sharing features such as a deductible limit and coinsurance. The life insurance plan was reduced by 4 percent each month on a straight-line basis, upon retirement of the participant, to a $10,000 minimum level. At December 31, 1998, the Company has accrued $467,000 related to this plan. The Company had net post-retirement benefit plan expense of $59,000 for the period from May 28, 1998 to December 31, 1998, while the predecessor recognized an expense of $55,000 through May 27, 1998.

DEFERRED COMPENSATION PLAN

     Two subsidiaries of the Company provide a nonqualified deferred compensation plan for certain sales agents. Under one plan, adopted in 1985 by a prior owner, the board of directors of the subsidiary determines annually which agents shall be entitled to participate, the benefit amount (based upon a percentage of annual commissions paid to the participants) and the benefit payment date. The plan is not funded. At December 31, 1998, the Company has accrued approximately $4.7 million for estimated future payments to qualifying sales agents. For 1998, the Company incurred expenses of $969,000 for the sales agents' deferred compensation plan, while the predecessor recognized expenses of $136,000 for this plan.

     The second plan, adopted in 1994 by a prior owner, provides for a benefit based on profits generated by participating agents. Benefits are payable after ten years of continuous licensed contract with the subsidiary. At December 31, 1998, the Company has accrued $851,000 for estimated future payments to qualifying sales agents. The Company holds U.S. Treasury Strips (principal only) to fund this obligation. For 1998, the Company incurred expenses of $200,000 for the sales agents' deferred compensation plan.

(10) INCOME TAXES

     Income taxes for the year ended December 31, 1998, were as follows (in thousands):


                                             PREDECESSOR      COMPANY
                                            -------------   -----------
       Current ..........................       $1,585       $    (23)
       Deferred .........................           79         (2,224)
                                                ------       --------
       Total expense (benefit) ..........       $1,664       $ (2,247)
                                                ======       ========

                             HOMESERVICES.COM INC.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liabilities as of December 31, 1998 were as follows (in thousands):

     Deferred tax assets related to:


       NOL carryforward ...........................    $1,888
       Bad debt reserves ..........................       334
       Employee benefits ..........................     2,275
       Self-insurance reserves ....................       377
       Deferred gain on real estate sales .........        87
       Other ......................................        83
                                                       ------
        Total deferred tax asset ..................     5,044
                                                       ------

     Deferred tax liabilities related to:


       Intangibles .............................     2,824
       Depreciable property ....................        72
                                                     -----
        Total deferred tax liabilities .........     2,896
                                                     -----
        Net deferred tax asset .................    $2,148
                                                    ======

     The Company has a net operating loss carryforward at December 31, 1998 of $4,651 which will expire commencing in 2019 and is available to offset future taxable income.

     The following table is a reconciliation between the effective income tax rate indicated by the Consolidated Statement of Income and the statutory federal income tax rate for the year ended December 31, 1998:


                                                                  PREDECESSOR    COMPANY
                                                                 ------------- ----------
       Statutory federal income tax rate .......................      35.0%        35.0%
       State income tax, net of federal income tax benefit .....       7.0          5.4
       Amortization of acquisition costs .......................        --          0.3
       Other ...................................................       4.0         (1.1)
                                                                      ----         ----
       Effective federal and state income tax rate .............      46.0%        39.6%
                                                                      ====         ====

     The Company is required to establish a "valuation allowance" for any portion of the deferred tax assets that management believes will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income. Based upon the levels of historical taxable income and projections for future taxable income, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets and, therefore, no such valuation allowance has been established.

                             HOMESERVICES.COM INC.

(11) RELATED-PARTY TRANSACTIONS

     Related parties consist of entities associated by common ownership or controlled by officers or directors of the Company. The Company had the following balances and transactions with related parties during the year ended December 31, 1998 (in thousands):


                                                      PREDECESSOR      COMPANY
                                                     -------------   -----------
       Assets:
        Advances receivable ......................                  $    69
                                                                     ======
       Liabilities:
        Accounts payable .........................                  $   354
        Accrued expenses .........................                       13
                                                                     ------
                                                                       $367
                                                                     ======
       Stockholders' equity:
        Notes receivable for shares sold .........                     $896
                                                                     ======
       Revenues:
        Title fees ...............................      $  387      $    --
        Other ....................................          11           --
                                                        ------       ------
                                                        $  398      $    --
                                                        ======       ======
       Expenses:
        Occupancy ................................      $  292      $   913
        Corporate allocations ....................         359        1,552
                                                        ------       ------
                                                        $  651      $ 2,465
                                                        ======       ======
       Other income (expense):
        Interest income ..........................      $   25      $    64
        Interest expense .........................        (485)      (1,246)
                                                        ------       ------
                                                        $ (460)     $(1,182)
                                                        ======       ======

     Certain officers and employees of the Company were issued shares of common stock in the Company upon its formation, with a corresponding receivable recorded for the fair value of the stock. The value of the 500 issued shares and corresponding receivables was $1.5 million. The shares carry the same dividend and voting rights as the shares held by the Parent. The officers and employees held a 5% ownership interest as of December 31, 1998.

     As certain performance levels are achieved over a five-year period, a portion of the receivable balance is forgiven and considered compensation to the officers and employees. In 1998, the amount accrued to the allowance for estimated forgiveness and expensed as compensation was $693,000. The balance of the notes receivable at December 31, 1998 was $896,000. The Company charges interest on the outstanding receivable balance at a rate equal to its average annual borrowing rate (6.87% at December 31, 1998). Interest income recorded on the notes was $64,000 in 1998.

     As of December 31, 1998, the Company had advanced its excess funds to affiliated companies. Interest accrues daily at LIBOR plus 25 basis points (6.62% at December 31, 1998) and is receivable upon demand.

     In May 1998, the Company entered into a revolving credit agreement with its parent to borrow funds from time to time. The interest rate on borrowings is equal to the 30-day LIBOR rate plus 1%. Interest expense recorded on this agreement totaled $1.2 million through December 31, 1998. No outstanding debt remained at December 31, 1998.

                             HOMESERVICES.COM INC.

(12) INVESTMENT SECURITIES

     The investment securities held at December 31, 1998 were (in thousands):

                                                           GROSS          GROSS
                                                        UNREALIZED     UNREALIZED     FAIR
                                               COST        GAINS         LOSSES       VALUE
                                              ------   ------------   ------------   ------
       Available-for-sale:
        Highwoods Properties Inc. .........    $288        $  9       $   --          $297
                                               ====        ====       ======          ====
       Held-to-maturity:
        U.S. Treasury Strips (principal
         only) ............................    $364        $ 90       $  --           $454
       Agency obligation ..................     287          10          --            297
                                               ----        ----       ------          ----
                                               $651        $100       $  --           $751
                                               ====        ====       ======          ====

     The maturities of held-to-maturity investment securities and their approximate fair value at December 31, 1998 were as follows (in thousands):

                                                                    FAIR
                                                           COST     VALUE
                                                          ------   ------
       Due in one year or less ........................    $ --     $ --
       Due after one through five years ...............     287      297
       Due after five years through ten years .........     364      454


(13) COMMITMENTS AND CONTINGENCIES

     The Company is a party to a number of lawsuits, claims and assessments arising from the operation of its business. While the results of lawsuits or other matters against the Company cannot be predicted with certainty, management, in consultation with legal counsel, does not expect these matters to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     The Company has employment agreements and arrangements with its executive officers and certain management personnel. The agreements generally continue for a period of one month to four years, and provide for severance payments under certain circumstances. The agreements include a covenant against competition with the Company, which extends for a period of time after termination for any reason. As of December 31, 1998, if all employees under contract were to be terminated by the Company without good cause, the Company's liability would be approximately $9.6 million.

     The Company assumed an outstanding contingent obligation as part of the J.C. Nichols Real Estate asset purchase. The obligation related to an acquisition of a residential real estate brokerage operation by J.C. Nichols Real Estate Co. on May 14, 1998. The purchase agreement requires certain installment payments to be made based on revenue, net of commission expense, generated by real estate agents of the acquired brokerage. The agreement provides for a payment of 15% of revenue, net of commission expense, generated during the initial year after acquisition, 10% in the second year, and 5% in the third year. An initial payment of $463,000 was made at the date of acquisition with subsequent payments due June 1999 and monthly thereafter, through May 2001.

     The CBS Real Estate Company stock purchase agreement requires certain installment and retention payments after the closing date based on agent retention and profitability levels. These payments are required 60 days, 120 days and 17 months after the close date. A $250,000 installment payment was made in late 1998, with subsequent net installment payments of $200,000 made in early 1999. A final retention payment not to exceed $100,000 is due 17 months from the closing date based on certain levels of retained agent profitability.

                             HOMESERVICES.COM INC.

     The J.C. Nichols Real Estate asset purchase agreement also requires certain installment payments be made, after the closing date, based on certain profitability levels achieved. The payments are required 60 days after the close of calendar year 1998, 1999 and 2000. The maximum amount payable under the agreement is $500,000 per year.

     Commitments to sell mortgage loans to investors are contracts in which the Company agrees to deliver mortgage loans at specific future dates at specified prices or yields. Risks may arise from the possible inability of counterparties to meet the terms of their contracts.

(14) SUBSEQUENT EVENT (UNAUDITED)

     On June 15, 1999, a payment in the amount of $736,522 was distributed to two employees in satisfaction of a portion of the amounts owed to such employees under the original employment agreements entered into at the time of acquisition.

     In June 1999, HomeServices signed a purchase agreement to acquire Paul Semonin Company, a Louisville, Kentucky real estate brokerage firm with 11 offices and a leading market share in Louisville, and also operates in Lexington, Kentucky and southern Indiana. This transaction closed on July 8, 1999.

     The following pro forma financial information represents the unaudited pro forma results of operations as if the aforementioned acquisition, and the acquisitions described in note 2, had been completed on January 1, 1998, after giving effect to certain adjustments including increased amortization of goodwill generated from the acquisitions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have been achieved had these acquisitions been completed as of January 1, 1998, nor are the results indicative of the Company's future results of operations.


                                         FOR THE YEAR ENDED
                                         DECEMBER 31, 1998
                                           (IN THOUSANDS)
                                        -------------------
  Revenues ..........................        $357,837
  Operating expenses ................         356,976
  Net (loss) ........................          (1,477)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
J.C. Nichols Real Estate

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in partners' capital, and of cash flows present fairly, in all material respects, the financial position of J.C. Nichols Real Estate and its subsidiaries (the "Company") at December 31, 1997 and the results of its operations and its cash flows for the eight months ended August 31, 1998 and the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Kansas City, Missouri                             /s/ PricewaterhouseCoopers LLP
June 30, 1999

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)


                                                                                      DECEMBER 31,
                                                                                          1997
                                      ASSETS                                         -------------
Current assets:
 Cash and cash equivalents .......................................................       $  542
 Cash held in trust ..............................................................          781
 Commission revenue receivable ...................................................          197
 Mortgage loans held for sale ....................................................        4,952
 Other accounts receivable, net of allowance for uncollectible accounts of $3.....           95
 Notes receivable, net of allowance for uncollectible notes of $4.................          109
 Current portion of held-to-maturity securities ..................................          147
 Prepaid expenses ................................................................          147
                                                                                         ------
    Total current assets .........................................................        6,970
                                                                                         ------
Property and equipment:
 Furniture and fixtures ..........................................................        1,740
 Computers and electronic equipment ..............................................          851
 Leasehold improvements ..........................................................          127
                                                                                         ------
                                                                                          2,718
 Less accumulated depreciation ...................................................        1,493
                                                                                         ------
    Net property and equipment ...................................................        1,225
                                                                                         ------
Other assets:
 Held-to-maturity securities .....................................................          364
 Available-for-sale security .....................................................          369
 Investment in less than 50% owned entity ........................................           30
 Other noncurrent assets .........................................................           18
                                                                                         ------
    Total other assets ...........................................................          781
                                                                                         ------
    Total assets .................................................................       $8,976
                                                                                         ======

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES

                                 (IN THOUSANDS)



                                                        DECEMBER 31,
                                                            1997
          LIABILITIES AND PARTNERS' CAPITAL            -------------
Current liabilities:
 Short-term bank borrowings ........................       $4,409
 Cash overdraft ....................................          132
 Accounts payable ..................................          227
 Accrued commissions ...............................          135
 Accrued expenses ..................................          501
 Deposits on loans in process ......................           97
 Cash held in trust ................................          781
 Current portion of long-term debt .................           88
 Other current liabilities .........................            7
                                                           ------
    Total current liabilities ......................        6,377
                                                           ------
Long-term liabilities:
 Long-term debt ....................................          421
 Deferred compensation .............................          651
                                                           ------
    Total long-term liabilities ....................        1,072
                                                           ------
Commitments and contingencies (note 10) ............           --
Minority interest in subsidiaries ..................           55
                                                           ------
Partners' capital:
 Partners' capital .................................        1,211
 Accumulated other comprehensive income ............          261
                                                           ------
    Total partners' capital ........................        1,472
                                                           ------
    Total liabilites and partners' capital .........       $8,976
                                                           ======

   The accompanying notes are an integral part of these financial statements.

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARES

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)



                                                               EIGHT MONTHS
                                                                  ENDED         YEAR ENDED       YEAR ENDED
                                                                AUGUST 31,     DECEMBER 31,     DECEMBER 31,
                                                                   1998            1997             1996
                                                              -------------   --------------   -------------
Revenues:
 Commission revenue .......................................      $25,715        $27,860          $25,538
 Other ....................................................        2,163          2,314            1,655
                                                                 -------         -------          -------
   Total revenues .........................................       27,878         30,174           27,193
                                                                 -------         -------          -------
Operating expenses:
 Commission expense .......................................       18,173         19,738           17,805
 Salaries and employee benefits ...........................        3,227          3,982            3,378
 Occupancy ................................................          962          1,117            1,331
 Business promotion and advertising .......................        1,291          1,409            1,268
 Depreciation and amortization ............................          292            344              227
 Operating, administrative and other ......................        1,786          1,967            1,353
                                                                 -------         -------          -------
    Total operating expenses ..............................       25,731         28,557           25,362
                                                                 -------         -------          -------
Other income (expense):
 Interest income ..........................................           40             91               72
 Other income .............................................           32              7               --
 Interest expense .........................................          (44)          (103)             (63)
 Other expense ............................................           --             (4)              --
 Minority interest ........................................          (97)           (60)             (15)
                                                                 -------         --------         -------
    Net other expense .....................................          (69)           (69)              (6)
                                                                 -------         --------         -------
    Net income ............................................      $ 2,078         $1,548           $1,825
                                                                 =======         ========         =======
 Income before income taxes ...............................      $ 2,078         $1,548           $1,825
 Pro forma provision for income taxes (unaudited) .........          792            598              704
                                                                 -------         --------         -------
    Pro forma net income (unaudited) ......................      $ 1,286         $  950           $1,121
                                                                 =======         ========         =======

   The accompanying notes are an integral part of these financial statements.

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                                 (IN THOUSANDS)




                                                                            ACCUMULATED
                                                                               OTHER
                                             PARTNER'S       PARTNER'S     COMPREHENSIVE
                                            CAPITAL-JCN     CAPITAL-NM        INCOME          TOTAL
                                           -------------   ------------   --------------   -----------
Balance, January 1, 1996 ...............      $  221         $    330         $  14         $    565
                                                                                            --------
Comprehensive income:
 Net income ............................         730            1,095                          1,825
 Unrealized gain on investment .........                                         48               48
                                                                                            --------
 Total comprehensive income ............                                                       1,873
Capital distributions ..................        (400)            (600)                        (1,000)
                                              ------         --------     ----------        --------
Balance, December 31, 1996 .............         551              825            62            1,438
                                                                                            --------
Comprensive income:
 Net income ............................         619              929                          1,548
 Unrealized gain on investment .........                                        199              199
                                                                                            --------
 Total comprehensive income ............                                                       1,747
Capital contributions ..................                          187                            187
Capital distributions ..................        (760)          (1,140)                        (1,900)
                                              ------         --------     ----------        --------
Balance, December 31, 1997 .............         410              801           261            1,472
                                                                                            --------
Comprehensive income:
 Net income ............................         831            1,247                          2,078
 Unrealized loss on investment .........                                        (81)             (81)
                                                                                            --------
 Total comprehensive income ............                                                       1,997
Capital distributions ..................        (837)          (1,255)                        (2,092)
                                              ------         --------     ---------         --------
Balance, August 31, 1998 ...............      $  404         $    793         $ 180         $  1,377
                                              ======         ========         =====         ========

  The accompanying notes are an integral part of these financial statements.

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)



                                                                EIGHT MONTHS       YEAR ENDED             YEAR ENDED
                                                                   ENDED          DECEMBER 31,           DECEMBER 31,
                                                              AUGUST 31, 1998         1997                   1996
                                                             -----------------   --------------   -------------------------
Cash flows from operating activities:
 Net income ..............................................       $ 2,078            $  1,548           $    1,825
 Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Depreciation and amortization .........................           292                 344                  227
   Minority interest in subsidiaries .....................            97                  60                   15
   Noncash compensation expense ..........................            --                 187                   --
   Deferred compensation expense .........................            --                 171                  185
   Change in current assets and liabilities (net of
    acquisition):
    (Increase) decrease in:
      Commission revenue receivable ......................          (453)               (197)                 107
      Mortgage loans receivable ..........................           927                (855)              (1,722)
      Other accounts receivable ..........................            24                  22                   (8)
      Prepaid expenses ...................................           (38)                 --                  (15)
      Other assets .......................................             7                 (14)                  --
    Increase (decrease) in:
      Accounts payable ...................................         2,398                 (35)                 105
      Accrued commissions ................................           354                 104                   14
      Accrued expenses ...................................          (416)                (25)                (228)
      Deposits on loans in process .......................           (49)                (85)                 (40)
      Other current liabilities ..........................            (7)                  5                   (4)
                                                                 ----------         --------           ----------
       Net cash provided by (used in) operating
         activities ......................................         5,214               1,230                  917
                                                                 ---------          --------           ----------
Cash flows from investing activities:
 Purchases of property and equipment .....................          (337)               (564)                (471)
 Disposal of property and equipment ......................             4                  --                   52
 Acquisition of business .................................          (463)                 --                   --
 Proceeds from notes receivable ..........................            58                  52                 (102)
 Purchase of investments .................................          (140)                (61)                (319)
                                                                 ---------          --------           ----------
   Net cash used in investing activities .................          (878)               (573)                (840)
                                                                 ---------          --------           ----------
Cash flows from financing activities:
 Payments on long-term debt ..............................           (95)                (51)                 (62)
 Net increase in short-term bank borrowings ..............        (3,201)              2,075                  766
 Change in cash overdraft ................................          (132)             (1,344)               1,167
 Distributions to partners ...............................        (1,213)             (1,900)              (1,000)
 Distributions to minority interest shareholders .........            (9)                (27)                 (56)
                                                                 ----------         --------           ----------
   Net cash provided by (used in) financing
    activities ...........................................        (4,650)             (1,247)                 815
                                                                 ---------          --------           ----------
      Net decrease in cash ...............................          (314)               (590)                 892
Cash and cash equivalents at beginning of period .........           542               1,132                  240
                                                                 ---------          --------           ----------
Cash and cash equivalents at end of period ...............       $   228            $    542           $    1,132
                                                                 =========          ========           ==========
Supplemental cash flow information:
Interest paid ............................................       $    44            $    103           $       60
                                                                 =========          ========           ==========
Noncash investing activity:
 Capital lease obligations ...............................       $    --            $     --           $       23
                                                                 =========          ========           ==========

   The accompanying notes are an integral part of these financial statements.

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) THE COMPANY AND BASIS OF PRESENTATION

     J.C. Nichols Real Estate (the Company) operates primarily as a home services company specializing in residential real estate brokerage, specialized services for building new homes, and complimentary products, which include mortgage origination, home inspection/warranty assistance and relocation assistance. The Company has over 650 sales associates working from 16 branch offices located in Kansas and Missouri.

     The consolidated financial statements include the accounts, after inter-company eliminations, of J.C. Nichols Real Estate, its majority owned subsidiary, Plaza Financial Services (which owns 90% of Plaza Mortgage Services), and its majority owned subsidiary, J.C. Nichols Alliance. J.C. Nichols Alliance markets J.C. Nichols Real Estate franchises to cities in Missouri and Kansas.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     On August 31, 1998, the Company sold all of its assets to MidAmerican Realty Services for $16,500,000. The asset purchase agreement also requires certain installment payments be made after the closing date based on certain profitability levels achieved. The payments are required 60 days after the close of calendar years 1998, 1999 and 2000. The maximum amount payable under the agreement is $500,000 per year. In February 1999, a $500,000 installment was made to J.C. Nichols in accordance with the purchase agreement.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits in depository institutions purchased with a maturity of three months or less, excluding cash held in trust.

CASH HELD IN TRUST

     Balances of $781,000 at December 31, 1997 are restricted from use for general operations and are held in a trust as escrow funds from real estate transactions.

PROPERTY AND EQUIPMENT

     Property and equipment is carried at cost less accumulated depreciation. Major renewals and betterments are capitalized, and maintenance and repairs which do not improve or extend the life of the respective assets are charged against earnings in the current period.

     Depreciation and amortization are provided on straight-line and accelerated methods over the following estimated useful lives:


       Furniture and fixtures ..................... 5-10 years
       Computers and electronic equipment ......... 3-5 years
       Leasehold improvements ..................... 5-10 years

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES

INVESTMENTS

     Less Than 50 Percent Owned Entity

     The investment in Reliance Relocation Services consists of a small common stock interest in a broker-to-broker real estate referral network specializing in relocation services. The investment is carried at cost, which approximates market value.

     Investment Securities

     Marketable debt securities are classified as available-for-sale or held-to-maturity. Management determines the appropriate classification of debt securities at the time of purchase. Debt securities classified as available-for-sale are stated at fair value, with unrealized gains and losses reported in a separate component of partners' capital. Realized gains and losses on sales of investments are included in other revenues. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Interest on debt securities is included in interest income.

     Certain investments in equity securities are accounted for as available-for-sale securities and adjusted to market value with unrealized gains or (losses) reported as a separate component of partners' capital.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Where no market exists for financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     The Company discloses the estimated fair value for its financial instruments using the methods and assumptions set forth below:

     Cash and cash equivalents

     The carrying amount approximates the estimated fair value due to the short-term nature of the investments.

Securities

     Fair values of securities available for sale are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Mortgage loans held for sale

     Mortgage loans held for sale are carried at the lower of cost or market, computed on the aggregate basis. Market value is computed using the outstanding commitment price from the investors. The carrying amount approximates the estimated fair value.

     Short-term borrowings

     The carrying amount of short-term bank borrowings approximates the estimated fair value.

     Long-term debt

     Rates currently available to the Company for such borrowings with similar terms and remaining maturities are used to discount the future cash flows to estimate fair value for debt.

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES

INTANGIBLES

     Costs associated with the organization of the Company are being amortized over 5 years, and are included in other assets. At December 31, 1997, the book value was $4,000, net of accumulated amortization of $20,000.

     Goodwill of $240,000 resulting from a business acquisition in May 1998 is being amortized over 15 years (see note 9).

DEPOSITS ON LOANS IN PROGRESS

     Deposits on loans in progress consist of funds to be paid for loan origination fees, appraisal fees, title fees and processing fees on behalf of the buyer. These funds are disbursed at closing or at the time of funding.

REVENUE RECOGNITION

     Commission income from real estate brokerage transactions and related amounts due to agents are recognized when title has transferred from seller to buyer.

     Income from underwriting and sales of residential mortgages is recognized when such mortgages are sold to designated investors and funds have been received from the respective investors.

     In exchange for fees, the Company provides the right to use certain names and related trademarks. This franchise revenue is recognized upon receipt.

BUSINESS PROMOTION AND ADVERTISING

     Advertising and promotion costs are expensed as incurred.

INCOME TAXES

     The Company has elected under the Internal Revenue Code to be taxed as a partnership. The Company's subsidiary, Plaza Financial Services, is a limited liability company and is taxed as a partnership. The partners/members are taxed on their proportionate share of the Company's taxable income, and accordingly, no provision for federal or state income taxes has been made. Pro forma income taxes are calculated at a combined federal and state statutory rate of 38%. The income tax provision for J.C. Nichols Alliance, a corporation, is included in other expenses on the statement of income.


(3) INVESTMENT SECURITIES

     The investment securities held at December 31, 1997 were (in thousands):


                                                                       GROSS          GROSS
                                                                    UNREALIZED     UNREALIZED     FAIR
                                                           COST        GAINS         LOSSES       VALUE
                                                          ------   ------------   ------------   ------
       Available-for-sale:
        J.C. Nichols Co. common stock .................    $108        $261           $  --       $369
       Held-to-maturity:
        U.S. Treasury Strips (principal only) .........    $511        $ 36           $  --       $547

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES

     The maturities of marketable debt securities and their approximate market value at December 31, 1997 were as follows (in thousands):


                                                             AMORTIZED     MARKET
                                                                COST       VALUE
                                                            -----------   -------
         Due in one year or less ........................       $147       $147
         Due after one year through five years ..........         --         --
         Due after five years through ten years .........       $364       $400

(4) SHORT-TERM BORROWINGS

     Short-term borrowings consist of two line of credit agreements. The first agreement is a $2,000,000 line of credit due June 30, 1999, collateralized by the Company's portion of commissions on pending transactions. The borrowings are payable at a fixed rate of 8.0%. There were no amounts outstanding on the line of credit at December 31, 1997.

     The second agreement is a $7,000,000 line of credit due April 30, 1999, collateralized by the underlying mortgages. The borrowings are payable at a fixed rate of 8.5%. The line of credit balance at December 31, 1997 was $4,409,000. The loan is subject to a financial covenant requiring tangible net worth of at least $150,000 in Plaza Mortgage Services.

(5) LONG-TERM DEBT

     Long-term debt at December 31, 1997 consists of the following (in thousands):


       Note payable to J.C. Nichols Company, interest at 8.5%, payable in monthly installments of $10 including interest, until
        maturity in April 2003 ..........................................    $490
       Capital lease obligations, collateralized by equipment, payable in monthly installments of $1 including interest, through January
        2000 ............................................................      19
                                                                             ----
                                                                              509
       Less current maturities ..........................................      88
                                                                             ----
          Total long-term debt ..........................................    $421
                                                                             ====

     As of December 31, 1997, scheduled maturities of long-term debt during the next five years ending December 31, are as follows (in thousands):


  1998 .......................    $ 88
  1999 .......................      89
  2000 .......................      90
  2001 .......................      98
  2002 .......................     106
  Thereafter .................      38
                                  ----
                                  $509
                                  ====

(6) RELATED PARTY TRANSACTIONS

     As discussed in note 5, the Company has a note payable to one of its partners, J.C. Nichols Company, in the amount of $490,000 at December 31, 1997. In addition, as discussed in note 3, the Company had an investment in the common stock of J.C. Nichols Company.

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES

     The Company has a license agreement with J.C. Nichols Company to use the "J.C. Nichols" tradename and servicemark for a royalty equal to $120,000 of net income per year. Royalty expense for the year ended December 31, 1996, 1997, and the eight months ended August 31, 1998, totaled $120,000, $120,000 and $80,000, respectively.

     The Company recognized expense in the amount of $18,000 and $12,000 for the year ended December 31, 1997 and the eight months ended August 31, 1998, respectively, to reimburse J.C. Nichols Company for the services of one of its employees.

     The Company leases office space from J.C. Nichols Company. Total rent expense for the years ended December 31, 1996, 1997 and the eight months ended August 31, 1998 was $374,000, $407,000 and $330,000, respectively.

     The Company leases office space from an officer and owner of the Company. Total rent expense for 1996, 1997 and the first eight months of 1998 was $87,000, $98,000 and $94,000, respectively.

(7) RETIREMENT AND PROFIT SHARING PLANS

     The Company maintains a 401(k) plan for the benefit of its employees. The plan allows for matching and discretionary employer contributions not to exceed the maximum allowable for tax purposes. Contributions are determined annually by the Company. The consolidated statements of income for 1996, 1997 and for the first eight months of 1998 reflect an expense of $46,000, $70,000 and $41,000, respectively, for the employer match for the periods, based on budgeted profits and contribution levels for the current plan years.

     The Company has a nonqualified deferred compensation plan which covers real estate agents licensed with the Company. The plan, adopted in 1994, provides for a benefit based on profits generated by participating agents. Benefits are payable after ten years of continuous licensed association with the Company. The Company holds U.S. Treasury Strips (principal only) to fund this obligation. Contributions to the plan are discretionary and are determined annually by the Company. The Company expensed $167,000 and $140,000 in 1996 and 1997, respectively.

(8) LEASES

OPERATING

     The Company leases certain equipment and office space under noncancelable operating leases. The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997 (in thousands):


                                   RELATED
                                    PARTY      OTHER       TOTAL
                                  --------   ---------   ---------
  Year ending December 31:
  1998 ........................     $144      $1,389      $1,533
  1999 ........................      154       1,522       1,676
  2000 ........................      160       1,367       1,527
  2001 ........................      165       1,186       1,351
  2002 ........................      171       1,104       1,275
                                    ----      ------      ------
                                    $794      $6,568      $7,362
                                    ====      ======      ======

     Total rent expense under operating leases for 1996, 1997 and the first eight months of 1998 was $906,000, $1,116,000 and $962,000, respectively.

                   J.C. NICHOLS REAL ESTATE AND SUBSIDIARIES

CAPITAL

     Cost of leased property under capital leases at December 31, 1997 includes (in thousands):


       Equipment .............................    $39
       Less accumulated amortization .........     11
                                                  ---
                                                  $28
                                                  ===

     Minimum future obligations on capital leases at December 31, 1997 are as follows (in thousands):

       Year ending December 31:
        1998 .......................................     $14
        1999 .......................................       7
        2000 .......................................      --
                                                         ---
                                                          21
       Less amount representing interest ...........      (2)
                                                         ---
       Present value of minimum obligation .........     $19
                                                         ===

     Total payments under capital leases for 1996, 1997 and the first eight months of 1998 was $51,000, $24,000 and $11,000, respectively.


(9) BUSINESS ACQUISITION


     In May 1998, the Company acquired certain assets of Eugene D. Brown Company (the Seller). The acquisition was accounted for using the purchase method. The purchase price was $703,000. The Company paid $463,000 cash at closing and is to pay $20,000 per month for a period of twelve months beginning July 1, 1998 (in the form of a note payable), for the balance of the purchase price. Assets acquired included furniture, office equipment and leasehold improvements with a fair value of $463,000, with the balance ($240,000) allocated to goodwill. Under the terms of the agreement, the Company is to pay, as a monthly referral fee, a percentage of gross profit generated by sales agents of the Seller who join the Company. Sales generated by these agents during the thirty-nine months after the date of the purchase are subject to the following referral fee on gross profit:

     15% of the closed transactions within the first 12 months
     10% of the closed transactions within the next 12 months
     5% of the closed transactions within the last 15 months

     The Company has guaranteed that the referral fees will be no less than $204,000.

     The monthly referral fees are reduced to the extent of the $20,000 monthly note payments for the acquisition. Any balance due shall be paid to the Seller at the end of the first year. If note payments exceed the amount of the referral fees during the first twelve months, the excess will be carried forward to apply to referral fees due in subsequent months.

     In connection with the acquisition, the Company entered into a five year non-compete agreement with the Seller valued at $300,000.

(10) COMMITMENTS AND CONTINGENCIES

     The Company is a party to lawsuits, claims and assessments arising during the normal course of business. While the results of lawsuits or other matters against the Company cannot be predicted with certainty, management, in consultation with legal counsel, does not expect these matters to have a material adverse effect on the consolidated financial position or results of operations of the Company.

     At August 31, 1998, the Company had capital distributions payable of $878,000.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Iowa Realty Co., Inc. and Subsidiaries:


We have audited the accompanying consolidated balance sheet of Iowa Realty Co., Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years ended December 31, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Iowa Realty Co., Inc. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.




                                                          /s/ KPMG LLP
KPMG, LLP
Des Moines, Iowa


February 3, 1998, except for note 15
 which is as of April 3, 1998

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1997

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                                              1997
                                         ASSETS                                            ---------
Cash and cash equivalents ..............................................................    $ 2,590
Real estate contracts, net (note 2) ....................................................        361
Real estate ............................................................................        964
Office property and equipment, net (note 3) ............................................     14,061
Investments in 50% or less owned entities (note 4) .....................................      2,651
Other assets (note 6) ..................................................................     41,719
                                                                                            -------
                                                                                            $62,346
                                                                                            =======
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
 Notes and contracts payable (note 7) ..................................................    $ 7,651
 Accrued expenses and other liabilities ................................................     13,717
 Income taxes payable primarily to parent company ......................................      1,307
                                                                                            -------
   Total liabilities ...................................................................     22,675
                                                                                            -------
Minority interest ......................................................................      2,880
                                                                                            -------
Stockholders' equity:
 Serial preferred stock, $.01 par value;
   2,000,000 shares authorized; no shares issued and outstanding .......................         --
 Common stock, $.01 par value; 23,000,000 shares authorized; 4,758,850 shares issued
   and outstanding at December 31, 1997 ................................................         47
 Additional paid-in capital ............................................................     31,665
 Retained earnings .....................................................................      5,079
                                                                                            -------
   Total stockholders' equity ..........................................................     36,791
                                                                                            -------
Commitment and contingencies (notes 3, 6, 7, 8, and 14) ................................
                                                                                            $62,346
                                                                                            =======




See accompanying notes to consolidated financial statements.

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                (IN THOUSANDS)


                                                         1997                        1996
                                               -------------------------   ------------------------
Revenues:
 Commissions revenue .......................                  $191,083                    179,378
 Title fees ................................                    16,203                     14,821
 Real estate sales .........................                       449                     14,022
 Other .....................................                     6,961                      8,070
                                                              --------                    -------
   Total revenues ..........................                   214,696                    216,291
Operating expenses:
 Commission expense ........................    $125,148                     115,331
 Salaries and employee benefits ............      33,688                      35,296
 Occupancy .................................      13,091                      12,377
 Advertising ...............................      10,565                      10,192
 Depreciation and amortization .............       5,619                       5,103
 Cost of real estate sales .................         191                      11,281
 Other .....................................      15,273                      16,016
                                                ========                     =======
   Total operating expenses ................                   203,575                    205,596
Other income (expense):
 Interest income ...........................         633                       1,050
 Interest expense ..........................      (1,536)                     (3,632)
                                                ========                     =======
   Net other income (expense) ..............                      (903)                    (2,582)
                                                              --------                    -------
   Income before income taxes and
    minority interest ......................                    10,218                      8,113
Income taxes (note 9) ......................                     4,725                      3,263
                                                              --------                    -------
   Income before minority interest .........                     5,493                      4,850
Minority interest ..........................                       633                      1,276
                                                              --------                    -------
   Net income ..............................                  $  4,860                      3,574
                                                              ========                    =======




See accompanying notes to consolidated financial statements.

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                (IN THOUSANDS)


                                                                         ADDITIONAL
                                                              COMMON      PAID-IN       RETAINED
                                                               STOCK      CAPITAL       EARNINGS         TOTAL
                                                             --------   -----------   ------------   ------------
Balance at December 31, 1995 .............................      $ 6       12,862          10,874         23,742
Capital contributions, net ...............................       --        7,028              --          7,028
Net income ...............................................       --           --           3,574          3,574
Dividends ................................................       --           --            (645)          (645)
                                                                ---       ------          ------         ------
Balance at December 31, 1996 .............................        6       19,890          13,803         33,699
Capital contributions, net ...............................       --       11,116              --         11,116
Net income ...............................................       --           --           4,860          4,860
Dividends ................................................       --           --         (13,584)       (13,584)
Common stock issued in acquisition of subsidiary .........        1          699              --            700
Restructure of authorized classes of stock ...............       40          (40)             --             --
                                                                ---       ------         -------        -------
Balance at December 31, 1997 .............................      $47       31,665           5,079         36,791
                                                                ===       ======         =======        =======




See accompanying notes to consolidated financial statements.

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                (IN THOUSANDS)


                                                                                 1997          1996
                                                                             -----------   ------------
Cash flows from operating activities:
 Net income ..............................................................    $   4,860         3,574
 Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation .........................................................        3,737         3,450
    Amortization .........................................................        2,009         1,653
    Deferred income taxes ................................................          706           386
    Loss in undistributed earning of 50% or less owned entities ..........          240           179
    Loss on sale of office property and equipment ........................          260           413
    Deferred gains on real estate sales ..................................         (130)         (203)
    Increase in other assets .............................................       (1,672)      (13,208)
    Increase (decrease) in accrued expense and other liabilities .........       (6,441)        7,950
    Increase (decrease) in income taxes payable ..........................        1,095        (3,336)
    Minority interest earnings ...........................................          633         1,276
                                                                              ---------       -------
      Net cash provided by operating activities ..........................        5,297         2,134
                                                                              ---------       -------
Cash flows from investing activities:
 Cash used in acquisition ................................................       (2,800)           --
 Cash received from acquisition ..........................................          502            --
 Proceeds from sale of office property and equipment .....................          222           599
 Purchases of office property and equipment ..............................       (3,669)       (9,102)
 Net decrease (increase) in real estate contracts receivable .............        1,842        (1,589)
 Proceeds from sale of real estate .......................................        1,035         1,218
 Advances to affiliates (net) ............................................       (3,891)           --
                                                                              ---------       -------
      Net cash used in investing activities ..............................       (6,759)       (8,874)
                                                                              ---------       -------
Cash flows from financing activities:
 Proceeds from notes and contracts payable ...............................       62,964        42,459
 Repayments on notes and contracts payable ...............................      (66,461)      (31,907)
 Subsidiaries' dividends to parent .......................................         (878)         (645)
 Capital contribution ....................................................        2,800           757
                                                                              ---------       -------
      Net cash provided by (used in) financing activities ................       (1,575)       10,664
                                                                              ---------       -------
      Net increase (decrease) in cash and cash equivalents ...............       (3,037)        3,924
Cash and cash equivalents at beginning of year ...........................        5,627         1,703
                                                                              ---------       -------
Cash and cash equivalents at end of year .................................    $   2,590         5,627
                                                                              =========       =======
Supplemental disclosure of cash flow information --
 Cash paid for:
   Interest ..............................................................    $     408         4,022
   Income taxes ..........................................................        3,282         5,289
                                                                              =========       =======
Supplemental schedule of noncash investing and financing activities:
   Noncash asset dividends ...............................................    $  12,706            --
   Stock issued in acquisition ...........................................          700            --
   Noncash assets contributed by parent ..................................        8,316         6,271
                                                                              =========       =======

See accompanying notes to consolidated financial statements.

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996


(1) SUMMARY OF BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

DESCRIPTION OF THE BUSINESS

     Iowa Realty Co., Inc., headquartered in Des Moines, Iowa, is a wholly owned subsidiary of AmerUs Group Co. AmerUs Group Co. is a wholly owned subsidiary of American Mutual Holding Company (AMHC), headquartered in Des Moines, Iowa. Iowa Realty Co., Inc. is primarily engaged in real estate brokerage.

     As part of a corporate reorganization during 1997, Iowa Realty Co., Inc. contributed its investments in the following companies to AmerUs Group Co.; AmerUs Mortgage, Inc.; Sunset Homes, Inc. (f/k/a Midland Homes Inc.); Iowa Realty Development Co.; and Central Realty Advisors, Inc. Due to the common ownership and control of the contributed companies, prior periods have been restated except as follows:

     The predecessor company was active in both real estate development operations and real estate brokerage operations in 1996. The development and brokerage activities were conducted by the company using shared management, office space and related services. Effective January 1, 1997, the assets and liabilities associated with the development operations were transferred to the parent company.


     Development assets and liabilities transferred effective January 1, 1997 included (in thousands):


       Real estate .......................................    $16,416
       Real estate contracts receivable ..................      6,808
       Investments in 50% or less owned entities .........      5,810
       Other assets ......................................      1,300
       Notes and contracts payable .......................     18,355

     Development operations for 1996 included the following direct revenue and expense (in thousands):


       Real estate sales .................................    $14,022
       Costs of sales ....................................     11,281
       Interest income ...................................        498
       Interest expense ..................................      1,036

CONSOLIDATION AND BASIS OF PRESENTATION


     The consolidated financial statements include Iowa Realty, Co., and its wholly or majority owned subsidiaries (collectively the Company):



 Iowa Realty Co.                                Edina Realty, Inc.
 IMO Co., Inc.                                  HOME Real Estate Company (note 12)
 Midland Inspection Services, Inc.              First Realty, Ltd.
 AmerUs Insurance, Inc.                         Midland Escrow Services, Inc.
 Edina Financial Services, Inc. (74.5% owned)   Iowa Title Company
 Edina Realty Title Services, Inc.              Referral Company

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996 (CONTINUED)

     All significant intercompany balances and transactions have been eliminated in consolidation.


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits in depository institutions with maturity of three months or less, excluding cash held in trust.

INVESTMENT IN 50 PERCENT OR LESS OWNED ENTITIES

     The Company accounts for its investment in 50 percent or less owned entities using the equity method, unless the Company does not have the ability to exercise significant influence over the investee's operating and financial policies, in which case the investment is accounted for using the cost method.

OFFICE PROPERTY AND EQUIPMENT

     Office property and equipment are stated at cost less depreciation. Depreciation is calculated over the estimated useful lives of the assets, which range from 18-31 years for buildings and from 3-7 years for furniture, fixtures, and equipment, primarily using accelerated depreciation methods.

INTANGIBLE ASSETS

     Intangible assets primarily consist of the purchase price in excess of the fair market value of net assets acquired, organizational costs, and noncompete agreements and are being amortized on a straight-line basis over 5-25 years.

INCOME TAXES

     Income taxes are accounted for using the asset and liability method, which requires deferred taxes to be recognized by applying enacted statutory rates applicable to future years to the differences between the carrying amounts and the tax basis of existing assets and liabilities.

     The Company files a consolidated income tax return with its ultimate parent company, AMHC, and calculates its income tax provision as if it filed a separate return. The Company's share of the consolidated tax liability is payable to AMHC upon demand.

REVENUE RECOGNITION

     Commission income from real estate brokerage transactions and related amounts paid to agents are recognized when title has transferred from buyer to seller.

     Revenue resulting from the sale of real estate inventory is recognized when the Company receives a sufficient down payment, and the buyer is required to maintain a continuing investment in the property. When these conditions are not satisfied, the gain (or a portion thereof) on the sale of real estate inventory is deferred.

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996 (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company discloses the estimated fair value for its financial instruments using the methods and assumptions set forth below:

     CASH AND CASH EQUIVALENTS

     The carrying amount approximates the estimated fair value due to the short-term nature of the investments.

     REAL ESTATE CONTRACTS RECEIVABLE

     The fair value of real estate contracts receivable is calculated by discounting cash flows through the estimated maturity using estimated market discount rates that reflect the credit risk inherent in the real estate contract.

     NOTES AND CONTRACTS PAYABLE

     Rates currently available to the Company for such borrowings with similar terms and remaining maturities are used to discount the future cash flows to estimate fair value for notes and contracts payable.

LIMITATIONS

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(2) REAL ESTATE CONTRACTS

     Real estate contracts receivable are secured by developed land and bear interest at rates ranging from 8 percent to 12 percent, with maturities extending to August 2008. The land which secures the contracts is primarily concentrated in central Iowa. At December 31, 1997, the allowance for doubtful accounts was approximately $12,000.

(3) OFFICE PROPERTY AND EQUIPMENT

     Office property and equipment consisted of the following at December 31, 1997 (in thousands):


       Land ..................................    $   233
       Buildings .............................      6,387
       Furniture and equipment ...............     21,229
                                                  -------
                                                   27,849
       Less accumulated depreciation .........     13,788
                                                  -------
                                                  $14,061
                                                  =======

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996 (CONTINUED)

     The Company rents office space for its various brokerage offices. Future minimum rental payments under noncancelable operating leases at December 31, 1997, were as follows (in thousands):


                                   TO RELATED     TO THIRD
                                     PARTIES      PARTIES      TOTAL
                                  ------------   ---------   --------
  Year ending December 31:
  1998 ........................      $1,353        6,747       8,100
  1999 ........................       1,337        5,849       7,186
  2000 ........................       1,337        4,544       5,881
  2001 ........................         394        3,002       3,396
  2002 ........................         241        2,350       2,591
  Thereafter ..................         885        4,867       5,752
                                     ------        -----       -----
    Total .....................      $5,547       27,359      32,906
                                     ======       ======      ======

     Total rent expense under noncancelable operating leases during 1997 and 1996 was approximately $8,543,000 and $7,940,000, respectively.

(4) INVESTMENTS IN 50% OR LESS OWNED ENTITIES

     The investment in unconsolidated entities are accounted for using the equity method. Condensed unaudited financial information for such entities follows (in thousands):


       Total assets ..............    $6,776
                                      ======
       Total liabilities .........    $1,473
                                      ======
       Net income (loss) .........    $ (148)
                                      ======

(5) SALE-LEASEBACK TRANSACTIONS

     The Company is party to sale-leaseback transactions for certain brokerage offices. The leases are classified as operating leases, and gains realized on the sales transactions were deferred and are being credited to income as rent expense adjustments over the lease terms. At December 31, 1997 and 1996, deferred income related to these transactions was $228,000 and $403,000, respectively.

(6) OTHER ASSETS

     Other assets at December 31, 1997 were as follows (in thousands):


       Intangible assets, net of accumulated amortization of
        approximately $7,671 and $3,362 in 1997 and 1996, respectively     $27,938
       Cash held in trust .............................................      1,782
       Fees and other receivables .....................................      3,566
       Net deferred income tax asset (note 9) .........................      2,068
       Advances to affiliates .........................................      3,891
       Other ..........................................................      2,474
                                                                           -------
                                                                           $41,719
                                                                           =======

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996 (CONTINUED)

     As described in note 7 (A), the Company participates in a line of credit with affiliates. As of December 31, 1997, the Company has advanced their excess funds to affiliated companies through the line of credit agreement. Interest accrues daily at 6.90 percent and is receivable upon demand.

(7) NOTES AND CONTRACTS PAYABLE

     Notes and contracts payable, net of original discount of $740,000 at December 31, 1997 consisted of the following (in thousands):


       Borrowings on line of credit .................        (A)     $   --
       Subsidiary senior term note ..................        (B)      5,643
       Subsidiary junior subordinated notes .........        (C)         --
       Various notes and contracts payable ..........        (D)      2,008
                                                                     ------
                                                                     $7,651
                                                                     ======

     (A) The Company and its subsidiaries participate in a $30 million line of credit agreement with other affiliated companies. Interest rate was 7.56 percent at December 31, 1997. The line of credit is due in 1998.

     (B) The Company issued a senior term note in the amount of $7,978,000 in connection with the acquisition of two subsidiaries. The note has an interest rate of 1.25 percent over prime and is payable in quarterly installments from September 30, 1996 to December 31, 2003. The balance is net of original issue discount of $740,000 remaining at December 31, 1997.

     (C) The Company issued a junior subordinated note in the amount of $4,000,000 in connection with the acquisition of two subsidiaries. The note had an interest rate of 12 percent, with principal and interest payable in quarterly installments. During 1997, the note was extinguished prior to maturity and without penalty.

     (D) The Company has issued various notes and contracts payable primarily for the purchase of real estate brokerage operations. Interest rates range from 7 percent to 9 percent; due annually through 2003.

     In addition, a subsidiary of the Company has a $3.5 million secured line of credit for operating purposes that is unused as of December 31, 1997. The line of credit expires December 31, 1999; its interest rate is the prime rate; and it is secured by assets of the subsidiary.

     Aggregate maturities of notes and contracts payable, including aggregate original issue discount of $740,000 at December 31, 1997, for the next five years and thereafter are as follows:


  1998 ....................    $2,058
  1999 ....................     1,353
  2000 ....................     1,227
  2001 ....................     1,238
  2002 ....................     1,251
  Thereafter ..............     1,264
                               ------
  Total ...................    $8,391
                               ======

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996 (CONTINUED)

(8) EMPLOYEE BENEFIT PLANS

CONTRIBUTION PLANS

     The Company has a defined contribution salary deferral plan covering substantially all employees under section 401(k) of the Internal Revenue Code. The Plan allows eligible employees to contribute up to 15 percent of their annual compensation. The Company matches 125 percent of employee contributions up to 4 percent of their annual compensation. Additionally, the Company contributes 4 percent of annual compensation for each active employee on December 31 of each year. For the years ended December 31, 1997 and 1996, the Company incurred expenses of $693,000 and $670,000, respectively, for the Plan.

     A subsidiary of the Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 15 percent of their annual compensation. The Company matches 50 percent of employee contributions up to 6 percent of their annual compensation. The Company recognized expense for contributions to the plan of $299,000 and $279,000 during 1997 and 1996, respectively.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company participated in an affiliated company's post-retirement benefit plan, which provides certain eligible participants with medical, dental, and life insurance benefits. The plan is unfunded, and the benefits are generally based on a combination of age and years of service at retirement. The medical and dental insurance plan is contributory, with retiree contributions adjusted annually, and contains other cost sharing features such as deductibles and coinsurance. The accounting for the medical and dental insurance plan anticipates future cost sharing changes to the written plan that are consistent with the Company's expressed intent to increase the retiree contribution rate annually for the expected inflation rate for that year. The life insurance plan is reduced by 4 percent each month on a straight-line basis, upon retirement of the participant. The actuarial present values of the accumulated plan benefits and net assets available for benefits relating to the participants are accounted for on a group basis and are not available at the Company level. The Company had net post-retirement benefit plan expense of $279,574 and $-0- for the years ended December 31, 1997 and 1996, respectively.

DEFERRED COMPENSATION PLAN

     A nonqualified deferred compensation plan is provided for sales agents. The board of directors annually determines which agents shall be entitled to participate, the benefit amount (based upon a percentage of annual commissions paid to the participants), and the benefit payment date. The plan is not funded. At December 31, 1997 and 1996, the Company has accrued approximately $3,854,000 and $3,569,000, respectively, for estimated future payments to qualifying sales agents. For 1997 and 1996, the Company has incurred expenses of $658,000 and $358,000, respectively, for the sales agents' deferred compensation under the plan.

(9) INCOME TAXES

     Income taxes for the years ended December 31, 1997 and 1996, were as follows (in thousands):

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996 (CONTINUED)

                                1997       1996
                             ---------   --------
  Current ................    $4,019      2,877
  Deferred ...............       706        386
                              ------      -----
  Total ..................    $4,725      3,263
                              ======      =====

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996 (CONTINUED)

     The following is a reconciliation of the effective income tax rate indicated by the Consolidated Statements of Income for the years ended December 31, 1997 and 1996:

                                                        1997       1996
                                                      --------   --------
       Statutory federal income tax rate ..........    35.0%      35.0%
       Amortization of Goodwill ...................     7.2%       6.8%
       Other ......................................     4.0%      (1.6)%
                                                        ----      -----
                                                       46.2%      40.2%
                                                       =====      =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1997 are as follows (in thousands):


       Deferred income tax assets:
        Employee benefits ...............................    $2,293
        Deferred gains on real estate sales .............       144
        Valuation reserves ..............................       195
        Self-insurance reserves .........................       103
        Other ...........................................       145
                                                             ------
          Total deferred income tax asset ...............     2,880
       Deferred income tax liabilities:
        Office property and equipment ...................       791
        Other ...........................................        21
                                                             ------
          Total deferred income tax liabilities .........       812
                                                             ------
          Net deferred income tax asset .................    $2,068
                                                             ======

     The Company is required to establish a "valuation allowance" for any portion of the deferred tax asset that management believes will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. Based upon the levels of historical taxable income and projections for future taxable income, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets and, therefore, no such valuation allowance has been established.

(10) FUNDS HELD IN TRUST AND REFUNDABLE DEPOSITS

     The Company maintains a separately designated trust account for home buyers' earnest money and other deposits. The Company holds such funds until sold properties are closed and then disburses amounts in accordance with the settlement instructions. At December 31, 1997, the Company held approximately $1.8 million of funds in trust and deposits, which are included in accrued expenses and other liabilities.

(11) RELATED-PARTY TRANSACTIONS

     Related parties consist of entities associated by common ownership or controlled by officers or directors of the Company. The Company had the following balances and transactions with related parties during the years ended December 31, 1997 and 1996 (in thousands):

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996 (CONTINUED)


                                                       1997       1996
                                                     --------   --------
       Assets
        Accounts and other receivables ...........    $   94       172
        Advances to affiliates ...................     3,891        --
                                                      ------       ---
                                                      $3,985       172
                                                      ======       ===
       Liabilities -- accounts payable and accrued
        expenses .................................    $  192       115
                                                      ======       ===
       Revenues:
        Interest .................................    $  998       138
        Brokerage commissions ....................       113        39
        Other ....................................     1,262       407
                                                      ------       ---
                                                      $2,373       584
                                                      ======       ===
       Expenses:
        Occupancy ................................    $1,384     1,280
        Interest .................................       228     1,210
        Data processing ..........................        11        14
        Other expenses ...........................       659       644
                                                      ------     -----
                                                      $2,282     3,148
                                                      ======     =====

(12) BUSINESS COMBINATIONS

     In July 1997, the Company acquired all of the common stock of a real estate brokerage operation located in Omaha, Nebraska for approximately $2,800,000 cash, stock of $700,000, and liabilities assumed of $533,000. The acquisition was accounted for using the purchase method, with results of operations included in the financial statements from the acquisition date. The fair value of the assets acquired, excluding goodwill, was approximately $983,000.

(13) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of the Company's financial instruments (as described in note 1) at December 31, 1997 were as follows (in thousands):


                                                 RECORDED      FAIR
                                                  AMOUNT       VALUE
                                                ----------   --------
       Financial assets:
        Cash and cash equivalents ...........     $2,590      2,540
        Real estate contracts ...............        361        361
       Financial liabilities --
        Notes and contracts payable .........      7,651      7,651
                                                  ======      =====

(14) COMMITMENTS AND CONTINGENCIES

     A subsidiary of the Company has guaranteed repayment of borrowings of a general partnership, solely owned by the subsidiary's former shareholders, in the amount of approximately $3.7 million at December 31, 1997.

                    IOWA REALTY CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND 1996 (CONTINUED)

     The Company acts as escrow agent in connection with the performance of its real estate services. Accordingly, the Company held escrow funds totaling approximately $1.1 million at December 31, 1997. These funds are not recorded in the Company's consolidated financial statements.

     The Company has guaranteed the repayment of approximately $1.7 million in construction loans for various builders at December 31, 1997. The guarantees are secured by the land and improvements made under the construction loan.

     The Company is a party to a number of lawsuits, claims, and assessments arising from the operation of its business. While the results of lawsuits or other matters against the Company cannot be predicted with certainty, management, in consultation with legal counsel, does not expect these matters to have a material adverse effect on the consolidated financial position or results of operations of the Company.

     One of the Company's subsidiaries has employment and severance agreements with key management members which expire on January 1, 1999.

(15) PROPOSED ACQUISITION OF THE COMPANY

     On April 3, 1998, the Company's parent company, AmerUs Group Co., executed a letter of intent where MidAmerican Energy Holdings Company will acquire all of the shares of the Company's common stock. The proposed acquisition is subject to regulatory and certain other conditions.

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Paul Semonin Company

   In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Paul Semonin Company (the Company) at December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

New York, New York
July 14, 1999

                             PAUL SEMONIN COMPANY
                                Balance Sheets
                         (in thousands except shares)

                                                                    DECEMBER 31,    DECEMBER 31,
                                                                        1998            1997
                                                                   -------------- --------------
                              ASSETS
Current assets:
 Cash and cash equivalents........................................     $1,116          $1,179
 Cash held in trust...............................................        722             452
 Receivables, net of allowance for doubtful accounts of $15 and
  $28.............................................................        192             210
 Receivable from affiliate........................................         28             200
 Other current assets.............................................         18              11
                                                                   -------------- --------------
  Total current assets............................................      2,076           2,052
                                                                   -------------- --------------
Property and equipment:
 Furniture and equipment..........................................      2,788           2,472
 Leasehold improvements...........................................        954             762
                                                                   -------------- --------------
                                                                        3,742           3,234
 Less accumulated depreciation....................................      2,255           1,866
                                                                   -------------- --------------
  Net property and equipment......................................      1,487           1,368
                                                                   -------------- --------------
Other assets:
 Available-for-sale securities....................................         --           1,227
 Investments in less than 50% owned entities......................         30              41
 Restricted investments...........................................        125             103
 Other noncurrent assets..........................................         35              58
                                                                   -------------- --------------
  Total other assets..............................................        190           1,429
                                                                   -------------- --------------
Total assets......................................................     $3,753          $4,849
                                                                   ============== ==============
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable.................................................     $  225          $  326
 Accrued expenses.................................................        518             370
 Cash held in trust...............................................        722             452
 Commissions payable..............................................        802             688
 Dividends payable................................................         --             885
 Current maturities of long-term debt.............................        455             390
                                                                   -------------- --------------
  Total current liabilities.......................................      2,722           3,111
                                                                   -------------- --------------
Long-term liabilities:
 Long-term debt...................................................        825             800
 Deferred compensation............................................        188             122
                                                                   -------------- --------------
  Total long-term liabilities.....................................      1,013             922
                                                                   -------------- --------------
Commitments and contingencies (note 11)...........................         --              --
Stockholders' equity:
 Common stock, stated value $.0273 per share; 1,000,000 shares
  authorized; 301,459 shares issued and outstanding...............          8               8
 Accumulated other comprehensive income...........................         --             196
 Retained earnings ...............................................         10             612
                                                                   -------------- --------------
  Total stockholders' equity......................................         18             816
                                                                   -------------- --------------
Total liabilities and stockholders' equity........................     $3,753          $4,849
                                                                   ============== ==============

  The accompanying notes are an integral part of these financial statements.

                             PAUL SEMONIN COMPANY
                             STATEMENTS OF INCOME
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                (IN THOUSANDS)

                                                     1998      1997
                                                  --------- ---------
Revenues:
 Commission revenue..............................  $30,663    $25,707
 Other...........................................    1,180        975
                                                  --------- ---------
  Total revenues.................................   31,843     26,682
                                                  --------- ---------
Operating expenses:
 Commission expense..............................   21,408     17,885
 Salaries and employee benefits..................    3,626      3,182
 Occupancy.......................................    1,620      1,549
 Business promotion and advertising..............    1,441      1,177
 Depreciation and amortization...................      501        527
 Operating, administrative and other.............    1,439      1,271
                                                  --------- ---------
  Total operating expenses.......................   30,035     25,591
                                                  --------- ---------
Other income (expense):
 Interest and dividend income....................       46        145
 Other income, net...............................      499        174
 Interest expense................................     (105)      (140)
                                                  --------- ---------
                                                       440        179
                                                  --------- ---------
Net income.......................................  $ 2,248    $ 1,270
                                                  ========= =========
Income before income taxes.......................  $ 2,248    $ 1,270
Pro forma provision for income taxes
 (unaudited).....................................      913        514
                                                  --------- ---------
 Pro forma net income (unaudited)................  $ 1,335    $   756
                                                  ========= =========

  The accompanying notes are an integral part of these financial statements.

                             PAUL SEMONIN COMPANY
                STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                (IN THOUSANDS)

                                                  ACCUMULATED
                               COMMON STOCK
                                                     OTHER
                            -------------------  COMPREHENSIVE    RETAINED
                              SHARES    AMOUNT       INCOME       EARNINGS    TOTAL
                            --------- --------  ---------------  ----------  ---------
Balance, December 31,
 1996......................  301,459     $ 8         $  49        $   449    $   506
                                                                            ---------
Comprehensive income:
 Net income................       --      --            --          1,270      1,270
 Unrealized gain on
  investments..............       --      --           147             --        147
                                                                            ---------
Total comprehensive
 income....................       --      --            --             --      1,417
Dividends..................       --      --            --         (1,107)    (1,107)
                            --------- --------  --------------- ----------  ---------
Balance, December 31,
 1997......................  301,459       8           196            612        816
                                                                            ---------
Comprehensive income:
 Net income................       --      --            --          2,248      2,248
 Unrealized gain on
  investments..............       --      --          (196)            --       (196)
                                                                            ---------
Total comprehensive
 income....................       --      --            --             --      2,052
Dividends..................       --      --            --         (2,850)    (2,850)
                            --------- --------  --------------- ----------  ---------
Balance, December 31,
 1998......................  301,459     $ 8         $  --        $    10    $    18
                            ========= ========  =============== ==========  =========

The accompanying notes are an integral part of these financial statements.

                             PAUL SEMONIN COMPANY
                           STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                (IN THOUSANDS)

                                                                   1998      1997
                                                                --------- ---------
Cash flows from operating activities
 Net income....................................................  $ 2,248    $ 1,270
 Adjustments to reconcile net income to net cash provided by
   (used in) operating activities:
  Depreciation and amortization................................      501        527
  Gain on sale of land.........................................      (18)        --
  Loss on investments..........................................       11         --
  Realized gain on available-for-sale securities...............     (269)        (1)
  Change in assets and liabilities:
   (Increase) decrease in:
    Receivables................................................       18        (40)
    Receivable from affiliate..................................      172        (63)
    Other assets...............................................       (6)       111
   Increase (decrease) in:
    Accounts payable...........................................     (101)        65
    Accrued expenses...........................................      148        (81)
    Commissions payable........................................      114        261
    Dividends payable..........................................     (885)       727
    Deferred compensation......................................       66          1
                                                                --------- ---------
  Net cash provided by operating activities....................    1,999      2,777
                                                                --------- ---------
Cash flows from investing activities:
 Purchases of property and equipment...........................     (528)      (645)
 Proceeds from sale of property and equipment..................       --          1
 Proceeds from sale of land....................................       20         --
 Proceeds from sale of available-for-sale securities ..........    1,516        403
 Purchase of available-for-sale securities.....................     (216)      (726)
                                                                --------- ---------
  Net cash provided by (used in) investing activities .........      792       (967)
                                                                --------- ---------
Cash flows from financing activities:
 Proceeds from issuance of long-term debt......................    1,210      1,813
 Payments on long-term debt....................................   (1,214)    (1,543)
 Dividends declared............................................   (2,850)    (1,107)
                                                                --------- ---------
  Net cash used in financing activities........................   (2,854)      (837)
                                                                --------- ---------
Net (decrease) increase in cash and cash equivalents ..........      (63)       973
Cash and cash equivalents at beginning of year.................    1,179        206
                                                                --------- ---------
Cash and cash equivalents at end of year.......................  $ 1,116    $ 1,179
                                                                ========= =========
Cash paid during the year for interest.........................  $   110    $   141
                                                                ========= =========
Non-cash additions to property and equipment for capital
 leases........................................................  $    94    $   173
                                                                ========= =========
Non-cash additions to long term debt for capital leases .......  $    94    $   173
                                                                --------- ---------

The accompanying notes are an integral part of these financial statements.

                             PAUL SEMONIN COMPANY
                        NOTES TO FINANCIAL STATEMENTS

(1)  THE COMPANY AND BASIS OF PRESENTATION

   Paul Semonin Company (the Company) operates as a residential real estate broker with operations in central Kentucky and southern Indiana. The Company has approximately 658 sales associates working from eleven branch offices.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   In July 1999, the Company was purchased by HomeServices.Com, Inc. Home Services.Com, Inc. is the second largest residential real estate brokerage firm in the United States, and is based out of Edina, Minnesota.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

   For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits in depository institutions purchased with a maturity of three months or less, excluding cash held in trust.

RESTRICTED INVESTMENTS

   Restricted investments is an investment account funded by the Company for a deferred compensation agreement with an independent contractor. The investment is stated at market value with the unrealized gain or loss included in the deferred compensation liability.

CASH HELD IN TRUST

   Balances of $570,000 and $367,000 at December 31, 1998 and 1997,
respectively, represent cash maintained in a separately designated trust account for home buyers' ernest money. The Company holds such funds until properties are closed and subsequently disburses amounts in accordance with settlement instructions.

   In 1997, the Company created a legal defense fund whereby agents make nonrefundable payments to an escrow trust fund on deposit in a special bank account. The fund will be used to settle potential lawsuits. The deposit and related liability as of December 31, 1998 and 1997 totaled $152,000 and $85,000, respectively.

PROPERTY AND EQUIPMENT

   Property and equipment is carried at cost less accumulated depreciation. Major renewals and betterments are capitalized, and maintenance and repairs which do not improve or extend the life of the respective assets are charged against earnings in the current period.

   Depreciation and amortization are provided on straight-line and accelerated methods over the following estimated useful lives:

            Furniture and equipment  5-10 years
            Leasehold improvements   Shorter of the life of the underlying
                                     lease or the
                                     estimated useful life of the improvement.

                             PAUL SEMONIN COMPANY
                   NOTES TO FINANCIAL STATEMENT (CONTINUED)

    Impairment losses on long lived assets are recognized when expected future cash flows are less than the asset carrying value. When indicators of impairment are present, the Company evaluates the carrying value of the long lived assets in relation to the operating performance and expected future undiscounted cash flows and adjusts net book value if appropriate. There was no impairment for the years ended December 31, 1998 and 1997.

INVESTMENTS

 Securities

   Marketable securities are classified as available-for-sale. Management determines the appropriate classification of investments in debt and equity securities at the time of purchase. Securities classified as available-for-sale are stated at fair value, with unrealized holding gains and losses reported in a separate component of stockholders' equity. Mutual fund investments expose the Company to market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual funds. Each fund and its underlying net assets are also subject to market risk which may arise from changes in equity prices, credit ratings, and interest rates.

 Less Than 50 Percent Owned Entities

   The Company has a 2% common stock interest in a broker-to-broker real estate referral network specializing in relocation services. The investment is carried at cost, which approximates market value.

   At December 31, 1997, the Company held an investment in a broker-to-broker real estate referral network. The investment was carried at cost and was written off at December 31, 1998. An $11,000 loss was recorded in other income, net on the statement of income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Where no market exists for financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

   The Company discloses the estimated fair value for its financial instruments using the methods and assumptions set forth below:

 Cash and cash equivalents

   The carrying amount approximates the estimated fair value due to the short-term nature of the investments.

 Securities

   Fair values of securities available for sale are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

 Receivables

   The carrying amount of other receivables approximates the estimated fair value due to the short-term nature of the receivables.

 Long-term debt

   Rates currently available to the Company for such borrowings with similar terms and remaining maturities are used to discount the future cash flows to estimate fair value for debt. The notes payable balances reported at December 31, 1998 and 1997 approximate fair value.

                             PAUL SEMONIN COMPANY
                   NOTES TO FINANCIAL STATEMENT (CONTINUED)

 INTANGIBLE ASSETS

   Non-compete agreements are amortized over the life of the related agreements using the straight-line method. At December 31, 1998 the non-compete agreements were fully amortized. At December 31, 1997, the book value of the non-compete agreement included in noncurrent other assets was $33,000, net of accumulated amortization of $342,000.

REVENUE RECOGNITION

   Commission revenue from real estate brokerage transactions and related amounts due to agents are recognized when title has transferred from seller to buyer.

BUSINESS PROMOTION AND ADVERTISING

   Advertising and promotion costs are expensed as incurred.

INCOME TAXES

   The Company has elected to be taxed as an S Corporation under the Internal Revenue Code. The stockholders are taxed on their proportionate share of the Company's taxable income, and accordingly, no provision for federal or state income taxes has been made. Pro forma income taxes are calculated at a combined federal and state statutory rate of 40.4% and are reported on the statements of income.

NEW PRONOUNCEMENTS

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for change in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The statement will become effective for the Company in fiscal 2001; however, adoption of this statement is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

(3)  INVESTMENT SECURITIES

   The investment securities classified as available-for-sale at December 31, 1997 were sold and paid out as a dividend in 1998. The securities were as follows at December 31, 1997 (in thousands):

                                                          GROSS         GROSS
                                           AMORTIZED    UNREALIZED   UNREALIZED    FAIR
                                              COST        GAINS        LOSSES      VALUE
                                          ----------- ------------  ------------ -------
The One Group Large Company Growth Fund      $  345        $ 84          $--      $  429
The One Group Growth Opportunities Fund         136          --           (1)        135
The One Group Growth Equity Index Fund  .       184          52           --         236
The One Group Large Company Value Fund  .       251          43           --         294
The One Group Small Capitalization Fund         115          18           --         133
                                          ----------- ------------  ------------ -------
 Total available-for-sale securities  ...    $1,031        $197          $(1)     $1,227
                                          =========== ============  ============ =======

   Unrealized holding gains and losses on available-for-sale securities are reported on the balance sheet in a separate component of stockholders' equity.

                             PAUL SEMONIN COMPANY
                   NOTES TO FINANCIAL STATEMENT (CONTINUED)

 (4)  LONG-TERM DEBT

   Long-term debt at December 31 consists of the following (in thousands):

                                                                            1998    1997
                                                                           ------ ------
Notes Payable
 Tom Helm, Inc. (a related party)--monthly payments of $1,997 including
  interest at a rate of 10.5%; due March 31, 1999; unsecured. ............  $  6    $ 28
 Bank One--monthly payments of $6,944 plus interest at the bank's index
  rate*; due December 30, 2000; collateralized by various fixed assets. ..   167     250
 Bank One--monthly payments of $3,525 including interest at a rate of
  7.772%; due November 1, 2003; collateralized by various fixed assets. ..   172      --
 Fenley Office, LLC--monthly payments of $4,821 including interest at
  rates ranging from 8.85% to 9.50%; due August 6, 2003; unsecured. ......   219     255
 Bank One--monthly payments of $5,512 including interest at the bank's index rate*; due September 30, 1999; collateralized by various fixed
  assets .................................................................    76     133
 Robert Jones--monthly payments of $1,353 including interest at a rate of
  8.5%; due December 1, 1999, unsecured...................................    15      30
 Bank One--monthly payments of $6,759 including interest at a rate of
  8.06%; due December 21, 2001............................................   215      --
                                                                           ------ ------
                                                                             870     696
 Less current portion.....................................................   315     214
                                                                           ------ ------
 Total long-term notes payable............................................   555     482
                                                                           ------ ------
 *The index rate at Bank One at December 31, 1998 and 1997 was 8.25%.
Capital Lease Obligations
 Various capital lease obligations with imputed interest rates ranging from 3.86% to 11.42% and maturities extending through October 31,
  2003....................................................................   410     494
 Less current portion.....................................................   140     176
                                                                           ------ ------
 Total long-term capital lease obligations................................   270     318
                                                                           ------ ------
 Total long-term debt.....................................................  $825    $800
                                                                           ------ ------

   Maturities on long-term debt for each of the five years succeeding December 31, 1998 are as follows (in thousands):

 DECEMBER 31:
--------------------------
 1999 .....................  $315
 2000 .....................   232
 2001 .....................   161
 2002 .....................    90
 2003 .....................    72
                           ------
                             $870
                           ======

                             PAUL SEMONIN COMPANY
                   NOTES TO FINANCIAL STATEMENT (CONTINUED)

(5)  CURRENT NOTES PAYABLE

   The Company has a $1,500,000 line of credit with Bank One which matures August 31, 1999. Interest is incurred at the bank's index rate. The line of credit is cosigned by the Company's president. There was no outstanding balance on this line of credit at December 31, 1998 or 1997.

(6)  RELATED PARTY TRANSACTIONS

   Since 1994, the Company has provided bookkeeping services to Semonin Mortgage Services, Inc., a related party. Income under this arrangement included in the 1997 statement of income is $18,000. There was no income from this arrangement in 1998.

   The Company pays certain expenses on behalf of Semonin Mortgage Services, Inc. At December 31, 1998 and 1997, the Company had a receivable of $28,000 and $200,000, respectively, related to these expenses.

   The Company's president is a member of Bank One's Advisory Board and Executive Committee. The Company has investments held at Bank One as well as debt outstanding with the bank.

   The Company has a note payable to a former employee in the amount of $6,000 and $28,000 at December 31, 1998 and 1997, respectively.

(7) RETIREMENT PLAN

   The Company has a defined contribution retirement plan under section 401(k) of the Internal Revenue Code which covers substantially all employees. In 1998 and 1997, the Company matched 25% of employees'contributions. The matching applies only to the first 4% of compensation for non-highly compensated employees. Employer contributions for the years ended December 31, 1998 and 1997 totaled $14,000 and $8,000, respectively.

(8) LEASES

OPERATING

   The Company leases office space and equipment at various locations under non-cancelable operating lease agreements which expire at various dates through 2005. Future minimum lease payments for these leases are as follows (in thousands):

 YEAR ENDING
DECEMBER 31:
--------------------------
 1999 ..................... $  814
 2000 .....................    708
 2001 .....................    687
 2002 .....................    590
 2003 .....................    569
Thereafter ................  1,084
                           -------
 Total .................... $4,452
                           =======

   Total rent expense under operating leases was $927,000 and $827,000 for the years ended December 31, 1998 and 1997, respectively.

                             PAUL SEMONIN COMPANY
                   NOTES TO FINANCIAL STATEMENT (CONTINUED)

 CAPITAL

   Cost of leased property under capital leases includes:

                                1998    1997
                               ------ ------
Equipment.....................  $909    $854
Less accumulated
 depreciation.................   302     222
                               ------ ------
                                $607    $632
                               ====== ======

   Payments on capital leases for the next five years are as follows:

 YEAR ENDING
DECEMBER 31,
-------------------------------------
 1999................................  $159
 2000................................   106
 2001................................    94
 2002................................    76
 2003................................    17
                                      ------
Total................................   452
Less interest........................    42
                                      ------
Present value of future payments.....   410
Less current portion.................   140
                                      ------
Long-term portion....................  $270
                                      ======

(9)  INTANGIBLE ASSETS

   In 1992, the Company was a party in an asset purchase agreement which resulted in a five-year non-compete agreement. The Company paid $250,000 for this asset, which was fully amortized in 1997.

   In 1996, the Company entered into a non-compete agreement with a former employee whereby he agreed not to compete with the Company for a period of two years. The Company agreed to pay the employee the sum of $125,000, as follows:

            $40,000 paid in 1996
            $25,000 paid on July 15,1998; and
            $60,000 paid in 24 monthly installments of $2,500 each, commencing on August 15, 1998

   The amount charged to expense for amortization of intangible assets in 1998 and 1997 was $33,000 and $81,000, respectively.

(10)  OFF-BALANCE SHEET RISK

   The Company has extended unsecured credit to agents and third parties amounting to $189,000 and $237,000 at December 31, 1998 and 1997,
respectively.

   The Company's primary business is the brokerage of residential real estate within the states of Kentucky and Indiana and thus its business is dependent on the real estate market and general economics of those states.

   Financial instruments which potentially subject the Company to credit risk include cash on deposit with one financial institution amounting to $1,224,000 and $627,000 at December 31, 1998 and 1997, respectively.

                             PAUL SEMONIN COMPANY
                   NOTES TO FINANCIAL STATEMENT (CONTINUED)

 (11)  COMMITMENTS AND CONTINGENCIES

   The Company has an arrangement with the stockholders of record to pay minimum dividends amounting to the federal taxable income multiplied by the highest individual federal income tax rate including surtax. This arrangement will continue as long as the Company remains an Internal Revenue Code sub-chapter S Corporation.

   In 1994, the Company entered into a deferred compensation agreement with an independent contractor associated with the Company. The agreement requires the Company to credit 5% of commissions paid to the Company on sales activities generated by the contractor on behalf of the Company. The Company currently makes quarterly payments of the estimate due to the contractor, to a separately maintained investment account. Quarterly payments will be made to the contractor from this account for five years, beginning 90 days after the contractor's association with the Company terminates. Expense under this agreement was $29,000 and $24,000 in 1998 and 1997, respectively. The total amount funded as of December 31, 1998 and 1997 was $125,000 and $103,000, respectively, held as restricted investments.

   Effective July 12, 1996, an employee terminated his employment with the Company and exercised his rights under a Phantom Stock Agreement dated January 1, 1994. The amount due to the employee under this agreement was $13,000 as of December 31, 1997. This liability is recorded in accrued expenses at December 31, 1997.

   In April 1996, the Company purchased certain assets of Steve Hall & Associates, Inc. No money exchanged hands at the time of purchase, however, the Company agreed to pay Steve Hall 10% of profits earned by Hall associates on a quarterly basis up to a maximum of $100,000 as long as Steve Hall is employed by the Company. In exchange, Steve Hall has agreed not to compete with the Company for five years after the date of his termination. The Company recognized expenses of $8,000 and $11,000 in 1998 and 1997, respectively, for this agreement.

   On June 1, 1998, the Company entered into a phantom stock agreement with an employee of the Company, as a deferred compensation arrangement. Effective June 1, 1998, the Company granted the employee 6,030 shares of phantom stock and agreed to grant the employee additional shares of phantom stock on July 1 of each of the years 1998 through 2000 at 1% of the issued and outstanding common stock as of such date. Each share of phantom stock shall have a value as agreed upon in the phantom stock agreement. Deferred compensation under this agreement of $50,000 was charged to expense in 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
HOME Real Estate Company of Omaha

     In our opinion, the accompanying statements of income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the results of operations and cash flows of HOME Real Estate Company of Omaha for the period from May 8, 1998 through August 18, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



Kansas City, Missouri                             /s/ PricewaterhouseCoopers LLP
July 2, 1999

                       HOME REAL ESTATE COMPANY OF OMAHA

                              STATEMENT OF INCOME
                                 (IN THOUSANDS)




                                                  MAY 8, 1998
                                                    THROUGH
                                                  AUGUST 18,
                                                     1998
                                                 ------------
Revenues:
 Commission revenues .........................      $8,751
 Other .......................................          37
                                                    ------
 Total revenues ..............................       8,788
                                                    ------
Operating expenses:
 Commission expense ..........................       6,470
 Salaries and employee benefits ..............       1,211
 Occupancy ...................................         240
 Business promotion and advertising ..........         242
 Depreciation and amortization ...............          63
 Operating, administrative and other .........         247
                                                    ------
 Total operating expenses ....................       8,473
                                                    ------
Other income:
 Interest income .............................          16
                                                    ------
 Other income ................................          16
                                                    ------
   Income before income taxes ................         331
Income taxes .................................         132
                                                    ------
 Net income ..................................      $  199
                                                    ======

  The accompanying notes are an integral part of these financial statements.

                       HOME REAL ESTATE COMPANY OF OMAHA

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)




                                                                                        ACCUMULATED
                                        COMMON STOCK        ADDITIONAL                     OTHER
                                     -------------------     PAID IN      RETAINED     COMPREHENSIVE
                                      SHARES     AMOUNT      CAPITAL      EARNINGS        INCOME         TOTAL
                                     --------   --------   -----------   ----------   --------------   ---------
Balance, May 8, 1998 .............   --            $--        $   --        $ --            $--         $   --
Initial capitalization ...........   85             85         3,515          --             --          3,600
Comprehensive income:
 Net income ......................   --             --            --         199             --            199
                                     --            ---        ------        ----            ---         ------
Balance, August 18, 1998 .........   85            $85        $3,515        $199            $--         $3,799
                                     ==            ===        ======        ====            ===         ======

  The accompanying notes are an integral part of these financial statements.

                       HOME REAL ESTATE COMPANY OF OMAHA

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)




                                                                                    MAY 8, 1998
                                                                                      THROUGH
                                                                                    AUGUST 18,
                                                                                       1998
                                                                                   ------------
Cash flows from operating activities:
 Net income ....................................................................      $  199
 Adjustments to reconcile net income to net cash provided by (used in) operating activities:
   Depreciation ................................................................          30
   Amortization ................................................................          33
 Change in current assets and liabilities:
   (Increase) decrease in:
    Receivables ................................................................         (20)
    Prepaid expenses ...........................................................          40
   Increase (decrease) in:
    Accounts payable ...........................................................         (11)
    Accrued commissions ........................................................         (74)
    Accrued expenses ...........................................................         (39)
    Income taxes payable .......................................................         132
                                                                                      ------
      Net cash provided by operating activities ................................         290
      Net cash provided by (used in) investing activities ......................          --
      Net cash provided by (used in) financing activities ......................          --
      Net increase in cash .....................................................         290
Cash and cash equivalents at beginning of period ...............................         144
                                                                                      ------
Cash and cash equivalents at end of period .....................................      $  434
                                                                                      ======
Supplemental disclosure of cash flow information:
 Cash paid for interest ........................................................      $   --
 Cash paid for taxes ...........................................................          --
Supplemental schedule of noncash investing activities:
 Contribution of assets to HOME Real Estate Company of Omaha by parent .........      $3,600

   The accompanying notes are an integral part of these financial statements.

                       HOME REAL ESTATE COMPANY OF OMAHA

                  NOTES TO FINANCIAL STATEMENTS (IN THOUSANDS)

(1) THE COMPANY AND BASIS OF PRESENTATION

     HOME Real Estate Company of Omaha (the Company), a subsidiary of Home Real Estate Holdings, Inc., operates primarily as a home services company specializing in residential real estate brokerage, specialized services for building new homes, and complimentary products, which include mortgage origination, home inspection/warranty assistance and relocation assistance. The Company has over 260 sales associates working from 5 branch offices in Omaha, Nebraska.

     The Company was formed on September 14, 1987. Effective July 31, 1997, the Company was sold to AmerUs Home Services, Inc. On May 8, 1998, the original owners repurchased the Company from AmerUs Home Services, Inc. for total consideration of $3,600 and contributed the assets purchased to the Company. On August 18, 1998, the Company sold all of its assets to MidAmerican Realty Services Company, a wholly owned subsidiary of MidAmerican Energy Holdings Company, for $5,217. These financial statements for the Company are presented for the period May 8, 1998 through August 18, 1998 at which time the Company was independent. The Company's fiscal year end is December 31.

     The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits in depository institutions purchased with a maturity of three months or less, excluding cash held in trust.

PROPERTY AND EQUIPMENT

     Property and equipment is carried at cost less accumulated depreciation. Major renewals and betterments are capitalized, while maintenance and repairs that do not improve or extend the life of the respective assets are charged against earnings in the current period.

     Depreciation and amortization are provided on the straight-line method over the following estimated useful lives:


   Furniture and fixtures .........   5-10 years
   Leasehold improvements .........   Term of lease

INTANGIBLES

     Goodwill of $3,088 resulting from the acquisition is being amortized over 25 years.

REVENUE RECOGNITION

     Commission income from real estate brokerage transactions and related amounts due to agents are recognized when title has transferred from seller to buyer.

BUSINESS PROMOTION AND ADVERTISING

     Advertising and promotion costs are expensed as incurred.

INCOME TAXES

     The Company files a consolidated income tax return with its Parent and calculates its income tax provision as if it filed a separate return. The Company remits to its Parent all current tax expense and receives from its Parent the benefit of current income deductions and credits utilized.

                       HOME REAL ESTATE COMPANY OF OMAHA

(3) LEASES

     The Company leases certain equipment and office space under noncancelable operating leases. The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms as of August 18, 1998:


                                                              RELATED
                                                               PARTY      OTHER       TOTAL
                                                             --------   ---------   ---------
Period from August 19, 1998 to December 31, 1998 .........     $ 74      $  225      $  299
Year ended December 31:
 1999 ....................................................      253         479         732
 2000 ....................................................      170         408         578
 2001 ....................................................      170         295         465
 2002 ....................................................      164         156         320
 Thereafter ..............................................      125          --         125
                                                               ----      ------      ------
                                                               $956      $1,563      $2,519
                                                               ====      ======      ======

     Total rent expense under operating leases for the period was $240, including $38 to related parties.

(4) RETIREMENT AND PROFIT SHARING PLANS

     The Company maintains a 401(k) plan for the benefit of its employees. Under the plan, the Company matches up to 50% of the first 6% of an employee's salary. The statement of income reflects an expense of $26 for the employer match for the period.

(5) INCOME TAXES

     Income taxes for the period ended August 18, 1998 were as follows:


   Current .........    $132
                        ----

     For the period ended August 18, 1998, deferred taxes were not significant. Therefore, the Company did not record a deferred tax expense or a deferred tax benefit.

     The following table is a reconciliation between the effective income tax rate indicated by the statement of income and the statutory federal income tax rate for the period ended August 18, 1998:


   Statutory federal income tax rate ................................       35.0%
   State income tax rate, net of federal income tax benefit .........        4.9
                                                                            ----
   Effective federal and state income tax rate ......................       39.9%
                                                                            ====

(6) COMMITMENTS AND CONTINGENCIES

     The Company is a party to lawsuits, claims and assessments arising during the normal course of business. While the results of lawsuits or other matters against the Company cannot be predicted with certainty, management, in consultation with legal counsel, does not expect these matters to have a material adverse effect on the consolidated financial position or results of operations of the Company.

                                      SHARES
                            HOMESERVICES.COM INC.
                                 COMMON STOCK

                        [LOGO FOR HOMESERVICES.COM INC.]

                             P R O S P E C T U S

   Until      , 1999 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                          U.S. BANCORP PIPER JAFFRAY
                          CREDIT SUISSE FIRST BOSTON

                                        , 1999

                                   PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table indicates the estimated expenses to be incurred in connection with the offering, all of which will be paid by HomeServices.

 SEC registration fee.....................................  $ 19,182
                                                          ------------
NASD fee.................................................      7,400
Nasdaq National Market listing fee ......................       *
Accounting fees and expenses ............................       *
Legal fees and expenses .................................       *
Printing and engraving ..................................       *
Transfer agent's fees ...................................       *
Blue sky fees and expenses (including counsel fees)  ....       *
Miscellaneous expenses...................................       *
                                                          ------------
  Total..................................................       *
                                                          ============

------------
* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, the restated certificate of incorporation of HomeServices (to be filed as Exhibit 3.3) provides that no director shall be liable to HomeServices or its stockholders for monetary damages for breach of fiduciary duty as a director other than for (i) breaches of the directors' duty of loyalty to HomeServices and its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the Delaware General Corporation Law and
(iv) any transaction from which the director derived an improper personal benefit.

   Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines or amounts paid in settlement actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been adjudged to have been liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other court shall deem proper.

   The restated certificate of incorporation and the amended and restated bylaws of HomeServices (to be filed as Exhibit 3.4) provide for indemnification of officers and directors of HomeServices, both past and present, to the fullest extent permitted by the Delaware General Corporation law, and allow HomeServices to advance or reimburse litigation expenses upon submission by the director or officer of an undertaking to repay such advances or reimbursements if it is ultimately determined that indemnification is not available to such director or officer pursuant to the amended and restated bylaws. The amended and restated bylaws also authorize HomeServices to purchase and maintain insurance on behalf of an officer or director, past or present, against any liability asserted against him in any such capacity whether or not HomeServices would have the power to indemnify him against such liability under the provisions of its certificate of incorporation or Section 145 of the Delaware General Corporation Law.

   HomeServices intends to provide liability insurance for each of its directors and officers against certain losses arising from claims made against them while acting in their capacities as directors or officers of HomeServices, whether or not HomeServices would have the power to indemnify such person against such losses, as permitted by law.

   The form of Underwriting Agreement filed herewith as Exhibit 1.1 provides, among other things, for the indemnification by the underwriters of directors and certain officers of HomeServices against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   On July   , 1999, HomeServices issued 1,000 shares of common stock to
MidAmerican Energy Holdings Company for consideration of $1,000.

   The foregoing transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act on the basis that such transaction did not involve a public offering.

   Prior to the offering, HomeServices intends to merge with MidAmerican Realty Services Company, which is a 95.0% owned subsidiary of MidAmerican Energy Holdings Company, with HomeServices being the surviving corporation in the merger. In connection with such merger, HomeServices intends to issue shares of its common stock in consideration of the existing shares of MidAmerican Realty Services Company to each of MidAmerican Energy Holdings Company, R. Michael Knapp, James Koolhof, Ronald J. Peltier and Arne M. Rovick.

   The foregoing transaction will be exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance on
Section 4(2) of the Securities Act on the basis that such transaction will not involve a public offering.

   ITEM 16. EXHIBITS

   (A) EXHIBITS:

   EXHIBIT
   NUMBER                                     DESCRIPTION OF EXHIBIT
-----------  ----------------------------------------------------------------------------------------
     1.1*    Form of Underwriting Agreement.
     3.1     Certificate of Incorporation of HomeServices.Com Inc.
     3.2     Bylaws of HomeServices.Com Inc.
     3.3*    Form of Restated Certificate of Incorporation of HomeServices.Com Inc.
     3.4*    Form of Amended and Restated Bylaws of HomeServices.Com Inc.
     4.1*    Specimen of Common Stock Certificate.
     4.2*    Form of Rights Agreement.
     5.1*    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, regarding legality of securities being registered.
    10.1     Credit Agreement, dated as of November 12, 1998, between MidAmerican Realty Services
             Company and LaSalle National Bank.
    10.2     Note Purchase Agreement dated as of November 1, 1998 between MidAmerican Realty Services
             Company and the purchasers listed in Schedule A thereto.

                              II-2

   EXHIBIT
   NUMBER                                     DESCRIPTION OF EXHIBIT
-----------  ----------------------------------------------------------------------------------------
    10.3*    Form of Registration Rights Agreement.
    10.4*    Form of Services Agreement.
    10.5*    Form of Stock Option Plan.
    21.1     Subsidiaries of HomeServices.Com Inc.
    23.1*    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
    23.2     Consent of PricewaterhouseCoopers LLP.
    23.3     Consent of KPMG LLP.
    24.1     Power of Attorney (included on page II-4).
    27.1     Financial Data Schedule.

------------
*     To be filed by amendment.

   (b) FINANCIAL STATEMENT SCHEDULES:

   None.

ITEM 17. UNDERTAKINGS

   (a) HomeServices hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of HomeServices by HomeServices pursuant to the Underwriting Agreement, the restated certificate of incorporation, the amended and restated bylaws, the Delaware General Corporation Law or otherwise, HomeServices has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by HomeServices of expenses incurred or paid by a director, officer or controlling person of HomeServices in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, HomeServices will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the adjudication of such issue.

   (c) HomeServices hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by HomeServices pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed tobe the initial bona fide offering thereof.

                                  SIGNATURES

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN EDINA, MINNESOTA, ON JULY 15, 1999.

                                          HomeServices.Com Inc.

                                          By: /s/ Ronald J. Peltier
                                              -------------------------------
                                              Name: Ronald J. Peltier
                                              Title: President and Chief
                                              Executive Officer

                              POWER OF ATTORNEY

   Each person whose signature appears below hereby constitutes and appoints Steven A. McArthur and Dwayne J. Coben, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all amendments) to this Registration Statement and any additional Registration that is filed pursuant to Rule 462(b) under the Securities Act of 1933, as in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

          SIGNATURE                          TITLE                        DATE
--------------------------   ------------------------------------- -----------------
/S/ DAVID L. SOKOL           CHAIRMAN AND DIRECTOR                    JULY 15, 1999
---------------------------
DAVID L. SOKOL

/S/ RONALD J. PELTIER        PRESIDENT, CHIEF EXECUTIVE OFFICER       JULY 15, 1999
---------------------------    AND DIRECTOR
RONALD J. PELTIER

/s/ Dwayne J. Coben          Senior Vice President and Chief          July 15, 1999
---------------------------    Financial Officer
Dwayne J. Coben                (principal financial officer)

/s/ Larry M. Smith           Controller (principal accounting         July 15, 1999
---------------------------    officer)
Larry M. Smith

                               II-4

          SIGNATURE                          TITLE                        DATE
--------------------------   ------------------------------------- -----------------

/s/ Jack W. Frost            Director                                 July 15, 1999
---------------------------
Jack W. Frost

/s/ R. Michael Knapp         Director                                 July 15, 1999
---------------------------
R. Michael Knapp

/s/ Steven A. McArthur       Director                                 July 15, 1999
---------------------------
Steven A. McArthur

/s/ Gregory E. Abel          Director                                 July 15, 1999
---------------------------
Gregory E. Abel

/s/ Patrick J. Goodman       Director                                 July 15, 1999
---------------------------
Patrick J. Goodman

/s/ Richard R. Jaros         Director                                 July 15, 1999
---------------------------
Richard R. Jaros

/s/ W. David Scott           Director                                 July 15, 1999
---------------------------
W. David Scott

                               II-5